VARIABLE SURVIVORSHIP
A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account L1

M Funds Supplement Dated April 30, 2007, to the Prospectus Dated April 30, 2007

This Supplement adds certain information to your Prospectus, dated April 30, 2007. Please read it carefully and keep it with your Prospectus for future reference.

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Investment Portfolios. Four additional funds are currently available through your policy: Brandes International Equity Fund; Business Opportunity Value Fund; Frontier Capital Appreciation Fund; and Turner Core Growth Fund. For a more complete description of these funds' investments, risks, costs and expenses, please see the prospectus for each fund.

Your policy's prospectus and the fund prospectuses can be requested by calling our Customer Service Center toll-free at 1-877-253-5050. These prospectuses contain information about your policy's investment options and the various fund fees and charges. Please read your policy's prospectus and the fund prospectuses carefully before investing.

* * * * * * * * * * * * * * * *

The following information is added to the "Funds Available Through the Variable Account" section beginning on page 15 of the prospectus:

- M Fund, Inc. Brandes International Equity Fund
- M Fund, Inc. Business Opportunity Value Fund
- M Fund, Inc. Frontier Capital Appreciation Fund
- M Fund, Inc. Turner Core Growth Fund

* * * * * * * * * * * * * * * *

The following information is added to Appendix B of the prospectus:

Fund Name	Investment Adviser/Subadviser	Investment Objective
M Fund Brandes International Equity Fund	**Investment Adviser:** M Financial Investment Advisers, Inc. **Sub-Adviser:** Brandes Investment Partners, LLC	Seeks to provide long-term capital appreciation.
M Fund Business Opportunity Value Fund	**Investment Adviser:** M Financial Investment Advisers, Inc. **Sub-Adviser:** Iridian Asset Management LLC	Seeks to provide long-term capital appreciation.
M Fund Frontier Capital Appreciation Fund	**Investment Adviser:** M Financial Investment Advisers, Inc. **Sub-Adviser:** Frontier Capital Management Company, LLC	Seeks to provide maximum capital appreciation.
M Fund Turner Core Growth Fund	**Investment Adviser:** M Financial Investment Advisers, Inc. **Sub-Adviser:** Turner Investment Partners, Inc.	Seeks to provide long-term capital appreciation.

VARIABLE SURVIVORSHIP
A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Security Life of Denver Insurance Company and its Security Life Separate Account L1

The Policy
- Is issued by Security Life of Denver Insurance Company.
- Is returnable by you during the free look period if you are not satisfied.

Premium Payments
- Are flexible, so the premium amount and frequency may vary.
- Are allocated to the variable account and the fixed account, based on your instructions.
- Are subject to specified fees and charges.

The Policy Value
- Is the sum of your holdings in the fixed account, the variable account and the loan account.
- Has no guaranteed minimum value under the variable account. The value varies with the value of the subaccounts you select.
- Has a minimum guaranteed rate of return for amounts in the fixed account.
- Is subject to specified fees and charges including possible surrender charges.

Death Benefit Proceeds
- Are paid if your policy is in force when the second of the insured people dies.
- Are calculated under your choice of options:
  - ▷ Option 1 - the base death benefit is the greater of the amount of base insurance coverage you have selected or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or
  - ▷ Option 2 - the base death benefit is the greater of the amount of base insurance coverage you have selected plus the policy value or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.
- Are equal to the base death benefit plus any rider benefits minus any outstanding loans, accrued loan interest and unpaid fees and charges.
- Are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Sales Compensation
- We pay compensation to broker/dealers whose registered representatives sell the policy. **See *Distribution of the Policy*, page 71,** for further information about the amount of compensation we pay.

Fund Managers
Funds managed by the following investment managers are available through the policy:
- AllianceBernstein, L.P.
- BAMCO, Inc.
- BlackRock Investment Management, LLC
- Capital Research and Management Company
- Columbia Management Advisors, LLC
- Evergreen Investment Management Company, LLC.
- Fidelity Management & Research Co.
- Ibbotson Associates
- ING Clarion Real Estate Securities L.P.
- ING Investment Management Co.
- ING Investment Management Advisors, B.V.
- J.P. Morgan Investment Management Inc.
- Julius Baer Investment Management, LLC
- Legg Mason Capital Management, Inc.
- Lord, Abbett & Co. LLC
- Marsico Capital Management, LLC
- Massachusetts Financial Services Company
- Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)
- Neuberger Berman, LLC
- Neuberger Berman Management Inc.
- OppenheimerFunds, Inc.
- Pacific Investment Management Company LLC
- Pioneer Investment Management, Inc.
- T. Rowe Price Associates, Inc.
- UBS Global Asset Management (Americas) Inc.
- Wells Capital Management, Inc.

This prospectus describes what you should know before purchasing the Variable Survivorship universal life insurance policy. Please read it carefully and keep it for future reference.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The policy described in this prospectus is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured or guaranteed by the FDIC, the Federal Reserve Board or any other government agency.

The date of this prospectus is April 30, 2007.

TABLE OF CONTENTS

TERMS TO UNDERSTAND

The following is a list of some of the key defined terms and the page number on which each is defined:

"Security Life," "we," "us," "our" and the "company" refer to Security Life of Denver Insurance Company. "You" and "your" refer to the policy owner. The owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the lifetime of the insured people.

State Variations - State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. Your actual policy and any riders are the controlling documents. If you would like to review a copy of the policy and riders, contact our Customer Service Center or your agent/registered representative.

You may contact us about the policy at our: **ING Customer Service Center**
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050
www.ingservicecenter.com

POLICY SUMMARY

This summary highlights the features and benefits of the policy, the risks that you should consider before purchasing a policy and the fees and charges associated with the policy and its benefits. More detailed information is included in the other sections of this prospectus that should be read carefully before you purchase the policy.

The Policy's Features and Benefits

Premium Payments **See Premium Payments, page 21.**	• You choose when to pay and how much to pay. • You will need to pay sufficient premiums to keep the policy in force. Failure to pay sufficient premiums may cause your policy to lapse. • You cannot pay additional premiums after age 100 of the younger insured person. • We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. • We deduct tax charges and a sales charge from each premium payment and credit the remaining premium (the "net premium") to the variable account or the fixed account according to your instructions.

Free Look Period
 	
See Free Look Period, page 23.
	• During the free look period, you have the right to examine your policy and return it for a refund if you are not satisfied for any reason.
	• The free look period is generally ten days from your receipt of the policy, although certain states may allow more than ten days.
	• Generally, there are two types of free look refunds:
	  ▷ Some states require a return of all premium we have received; and
	  ▷ Other states require that we return your policy value plus a refund of all fees and charges deducted.
	• The length of the free look period and the free look refund that applies in your state will be stated in your policy.
	• During the free look period, your net premium will be allocated among the investment options you have selected unless your state requires a return of premium as the free look refund. In these states your net premium directed to the subaccounts will be allocated to the ING Liquid Assets Portfolio until after the free look period ends.

Death Benefits
 	
See *Death Benefits*, page 31.
	• Death benefits are paid if your policy is in force when the second of the insured people dies.
	• Until age 100 of the younger insured person, the amount of the death benefit will depend on which death benefit option is in effect when the second of the insured people dies.
	• There are two death benefit options available under your policy:
	  ▷ Option 1 - the base death benefit is the greater of the amount of base insurance coverage you have selected or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or
	  ▷ Option 2 - the base death benefit is the greater of the amount of base insurance coverage you have selected plus your policy value or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.
	• After age 100 of the younger insured person, death benefit Option 1 will apply to all policies and the amount of base insurance coverage selected will equal the amount of base insurance coverage in effect on the policy anniversary nearest the younger insured person's 100th birthday plus the amount of coverage, if any, under the Adjustable Term Insurance Rider on that date.
	• We will reduce the death benefit proceeds payable under any death benefit option by any outstanding loans, accrued loan interest and unpaid fees and charges.
	• The death benefit is generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

No-Lapse and Death Benefit Guarantees
 	
See No-Lapse and Death Benefit Guarantees, page 37.
	• Generally, your policy will not lapse as long as your policy value minus any surrender charge and any outstanding loan amount and accrued loan interest (the "surrender value") is enough to pay the periodic fees and charges when due.
	• However, during the first five policy years we guarantee that your policy will not lapse, regardless of its surrender value, provided you have paid the minimum annual premium during each of your first five policy years.
	• Additionally, a death benefit guarantee is available which provides that the base insurance coverage under the policy will not lapse even if the surrender value is not enough to pay the periodic fees and charges when due. The death benefit guarantee is an optional benefit and may be selected only when you apply for the policy.
	• If you meet all the requirements, the death benefit guarantee lasts until the younger insured person reaches age 100.
	• To keep the death benefit guarantee in force, on any monthly processing date:
	  ▷ Your cumulative premium payments minus any partial withdrawals, loans and accrued loan interest, must equal or exceed the sum of guarantee period monthly premium payments to the current monthly processing date;
	  ▷ Your policy value minus any outstanding loan amount and accrued loan interest (the "net policy value") must meet certain diversification requirements.
	• During the death benefit guarantee period there is an additional monthly charge for the death benefit guarantee.
	• The death benefit guarantee may not be available in some states.

Temporary Insurance **See Temporary Insurance, page 23.**	• If you apply and qualify, we may issue temporary insurance equal to the total amount of insurance coverage for which you applied. • The maximum amount of temporary insurance is $1 million, which includes other in-force coverage each insured person has with us. • Temporary insurance may not be available in all states.

Rider Benefits
 	
See *Additional Insurance Benefits*, page 39.
	• Your policy may include additional insurance benefits, attached by rider. There are two types of rider benefits:
	  ▷ Optional rider benefits that you must select before they are effective; and
	  ▷ Rider benefits that automatically come with your policy.
	• In many cases, we deduct an additional monthly charge for these benefits.
	• Not all riders may be available under your policy or in your state.

Investment Options **See *The Investment Options*, page 13.**	• You may allocate your net premiums to the subaccounts of Security Life Separate Account L1 (the "variable account") and to our fixed account. • The variable account is one of our separate accounts and consists of subaccounts that invest in corresponding funds. When you allocate premiums to a subaccount, we invest any net premiums in shares of the corresponding fund. • Your variable account value will vary with the investment performance of the funds underlying the subaccounts and the charges we deduct from your variable account value. • The fixed account is part of our general account and consists of all of our assets other than those in our separate accounts (including the variable account) and loan account. • We credit interest of at least 3.00% per year on amounts allocated to the fixed account, and we may, in our sole discretion, credit interest in excess of this amount.
Transfers **See Transfers, page 48.**	• You currently may make an unlimited number of transfers between the subaccounts and to the fixed account each policy year. Transfers are, however, subject to any limits, conditions and restrictions that we or the funds whose shares are involved may impose. • There are certain restrictions on transfers from the fixed account. • We do not charge for transfers.

Asset Allocation Programs See Dollar Cost Averaging, page 49. See Automatic Rebalancing, page 50.	• Dollar cost averaging is a systematic program of transferring policy values to selected subaccounts of the variable account. It is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps to reduce the risk of investing too little when the price of a fund's shares is low. • Automatic rebalancing is a systematic program through which your variable and fixed account values are periodically reallocated among your selected investment options to maintain the allocation percentages you have chosen. • There is no charge to participate in these asset allocation programs. There are, however, certain conditions on participation in these asset allocation programs. • **Neither of these asset allocation programs assures a profit nor do they protect you against a loss in a declining market.**
Loans See Loans, page 47.	• After the first policy month, you may take loans against your policy's surrender value. • A loan must be at least $100 and is generally limited to your surrender value less the periodic fees and charges to your next policy anniversary. • When you take a loan we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account. • We credit amounts held in the loan account with interest at an annual rate no less than 3.00%. • We also charge interest on loans. Interest is due in arrears on each policy anniversary and accrues daily at a current annual rate of 3.75%. • Loans reduce your policy's death benefit and may cause your policy to lapse. • Loans may have tax consequences, and you should consult with a qualified tax adviser before taking a loan against your policy's surrender value.
Partial Withdrawals See Partial Withdrawals, page 53.	• After the first policy year, you may take up to 12 partial withdrawals each policy year. In certain circumstances you may take partial withdrawals during the first policy year. • A partial withdrawal must be at least $100 and may not exceed the amount which leaves your surrender value less than $500. • We currently charge a fee of 2.00% of the amount withdrawn, up to $25 for each partial withdrawal. • Partial withdrawals may reduce the amount of base and total insurance coverage under your policy and will reduce your policy value. • Partial withdrawals may also have tax consequences, and you should consult with a qualified tax adviser before taking a partial withdrawal from your policy.
Surrenders See Surrender, page 56.	• You may surrender your policy for its surrender value at any time before the death of the second of the insured people. • Your surrender value is your policy value minus any surrender charge and your outstanding loan amount and accrued loan interest. • Surrender charges apply for the first nine years of each segment of base insurance coverage. Surrender charges are level for the first five years then decrease each year to zero at the beginning of the tenth year. • Surrender charge rates vary by the insured people's genders and ages at the time each base insurance coverage segment is established. • If you decrease your base insurance coverage, surrender charges are assessed against the policy value. If there are multiple coverage segments, the decrease and surrender charges will be processed on a pro rata basis. • If the surrender charge exceeds your net policy value, there will be no proceeds paid to you upon surrender. • All insurance coverage ends on the date we receive your surrender request in good order. • If you surrender your policy it cannot be reinstated. • Surrendering the policy may have tax consequences, and you should consult with a qualified tax adviser before surrendering your policy.

Reinstatement **See Reinstatement, page 57.**	• You may reinstate your policy (other than the death benefit guarantee) and riders within five years of lapse if you still own the policy and did not surrender it and the insured people are still insurable. • You will need to pay the required reinstatement premium. • If you had an outstanding loan when coverage lapsed, we will reinstate it with accrued loan interest to the date of the lapse. • When we reinstate your policy, we reinstate the surrender charges for the amount and time remaining when your policy lapsed. • A policy that is reinstated more than 90 days after lapsing may be considered a modified endowment contract for tax purposes. • Reinstating your policy may have tax consequences, and you should consult with a qualified tax adviser before reinstating your policy.

Factors You Should Consider Before Purchasing a Policy

The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the policy's investment options, its other features and benefits, its risks and the fees and charges you will incur when, together with your agent/registered representative, you consider an investment in the policy.

Life Insurance Coverage	• The policy is not a short-term savings vehicle and should be purchased only if you need life insurance coverage. Evaluate your need for life insurance coverage before purchasing a policy. • You should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.
Fees and Charges **See *Fees and Charges*, page 24.**	• The policy's fees and charges reflect the costs associated with its features and benefits, the services we render, the expenses we expect to incur and the risks we assume under the policy. • We believe that the policy's fees and charges, in the aggregate, are reasonable, but before purchasing a policy you should compare the value that the policy's various features and benefits and the available services have to you, given your particular circumstances, with the fees and charges associated with those features, benefits and services. • In the early policy years the surrender charge may exceed the policy value because the surrender charge may be more than the cumulative premiums minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.

Lapse
 	
See Lapse, page 56.
	• Your policy may lapse and your insurance coverage under the policy may terminate if on any monthly processing date:
	  ▷ The no-lapse guarantee or the death benefit guarantee is not in effect; and
	  ▷ Your surrender value is not enough to pay the periodic fees and charges when due.
	• If you meet these conditions, we will send you notice and give you a 61 day grace period to make a sufficient premium payment.
	• If you do not make a sufficient premium payment by the end of the 61 day grace period, your life insurance coverage will terminate and your policy will lapse without value.
	• Partial withdrawals and loans have an adverse impact on your surrender value. Before taking a partial withdrawal or loan consider its effect on your ability to keep your policy from lapsing.

Exchanges **See *Purchasing a Policy*, page 20.**	• Replacing your existing life insurance policy(ies) and/or annuity contracts with the policy described in this prospectus may not be beneficial to you. • Before purchasing a policy, determine whether your existing policy(ies) and/or contracts will be subject to fees or penalties upon surrender or cancellation. • Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) and/or contracts with those of the policy described in this prospectus.

Investment Risk
 	
See The Variable Account, page 15.
	• You should evaluate the policy's long-term investment potential and risks before purchasing a policy.
	• For amounts you allocate to the subaccounts of the variable account:
	  ▷ Your values will fluctuate with the markets, interest rates and the performance of the underlying funds;
	  ▷ You assume the risk that your values may decline or may not perform to your expectations;
	  ▷ Your policy could lapse without value or you may be required to pay additional premium because of poor fund performance;
	  ▷ Each fund has various investment risks, and some funds are riskier than others;
	  ▷ You should read each fund's prospectus and understand the risks associated with the fund before allocating your premiums to its corresponding subaccount; and
	  ▷ There is no assurance that any fund will achieve its stated investment objective.
	• For amounts you allocate to the fixed account:
	  ▷ Interest rates we declare will change over time; and
	  ▷ You assume the risk that interest rates may decline, although never below the guaranteed minimum annual rate of 3.00%.

Taxation
 	
See TAX CONSIDERATIONS, page 58.
	• Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract.
	• Assuming the policy qualifies as a life insurance contract under current federal income tax law, your policy earnings are generally not subject to income tax as long as they remain within your policy. Depending on your circumstances, however, the following events may have tax consequences for you:
	  ▷ Reduction in the amount of your insurance coverage; ▷ Surrender;
	  ▷ Partial withdrawals; ▷ Lapse; and
	  ▷ Loans; ▷ Reinstatement.
	• In addition, if your policy is a modified endowment contract, a partial withdrawal, surrender or a loan against or secured by the policy will cause income taxation to the extent of any gain in the policy. A penalty tax may be imposed on a distribution from a modified endowment contract as well.
	• There is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a qualified tax adviser with respect to legislative developments and their effect on the policy.
	• **Consult with a qualified legal or tax adviser before you purchase a policy.**

Sales Compensation **See *Distribution of the Policy*, page 71.**	• We pay compensation to broker/dealers whose registered representatives sell the policy. • Broker/dealers may be able to choose to receive their compensation under various payment options, but their choice will not affect the fees and charges you will pay for the policy. • We generally pay more compensation on premiums paid for base insurance coverage than we do on premiums paid for coverage under the Adjustable Term Insurance Rider. Talk to your agent/representative about the right blend of base coverage and Adjustable Term Insurance Rider coverage for you.
Other Products	• We and our affiliates offer other insurance products that may have different features, benefits, fees and charges. These other products may better match your needs. • Contact your agent/registered representative if you would like information about these other products.

Fees and Charges

The following tables describe the fees and charges you will pay when buying, owning and surrendering the policy.

Transaction Fees and Charges. The following table describes the fees and charges deducted at the time you buy the policy, make a partial withdrawal, surrender your policy or request an excess illustration. **See Transaction Fees and Charges, page 25.**

Charge	When Deducted	Amount Deducted
Tax Charges	• Deducted when you make a premium payment.	• 2.50% of each premium payment for state and local taxes. • 1.50% of each premium payment for estimated federal income tax treatment of deferred acquisition costs.
Sales Charge	• Deducted when you make a premium payment.	• 5.50% of premium up to target premium in segment years 1-5, and lower thereafter; plus • 2.00% of premium above segment target premium.
Partial Withdrawal Fee	• Deducted when you take a partial withdrawal.	• 2.00% of the amount withdrawn, up to $25.
Surrender Charge [1]	• Deducted during the first nine segment years when you surrender your policy, decrease your base insurance coverage, take a partial withdrawal which decreases your base insurance coverage or allow your policy to lapse.	• Minimum rates - $1.39 per $1,000 of base insurance coverage. • Maximum rates - $41.09 per $1,000 of base insurance coverage. • Rates for representative insured people - $14.43 per $1,000 of base insurance coverage. The representative insured people are a male and female, age 60.
Excess Illustration Fee	• Deducted each time you request an illustration after the first each policy year.	• $25 - maximum. • $0 - current.
Overloan Lapse Protection Rider	• On the monthly processing date on or next following the date we receive your request to exercise the rider benefit.	• 3.50% of the policy value. [2]

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[1] The surrender charge rates shown are for the first segment year. The rates that apply to you depend on the age and genders of the insured people. The rates for the representative insured people listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you. Surrender Charge rates remain level for the first five years then decrease at the beginning of each year to zero at the beginning of the tenth year.

[2] Your policy value is the sum of your holdings in the fixed account, the variable account and the loan account.

Periodic Fees and Charges. The following table describes the fees and charges deducted each day or each month on the monthly processing date, not including fund fees and expenses. **See Periodic Fees and Charges, page 26.**

Charge	When Deducted	Amount Deducted
Cost of Insurance Charge [3]	• On the monthly processing date.	• Minimum Rates per $1,000 of base insurance coverage - ▷ 0.01 - current and guaranteed. • Maximum Rates per $1,000 of base insurance coverage - ▷ $2.35 - current. ▷ $15.58 - guaranteed. • Rates for representative insured people per $1,000 of base insurance coverage - ▷ $0.01 - current and guaranteed. ▷ The representative insured people are a male and female, age 60 in the preferred no tobacco risk class.
Mortality and Expense Risk Charge [4]	• Daily and included in the daily unit value calculation.	• 0.002% daily (0.75% annually) of policy value invested in the variable account.
Policy Charge	• On the monthly processing date.	• $15 per month in policy years 1-10, and lower thereafter.
Administrative Charge [5]	• On the monthly processing date.	• Minimum Rates - $0.07 per $1,000 of base insurance coverage (or total insurance coverage, if greater). • Maximum Rates - $0.10 per $1,000 of base insurance coverage (or total insurance coverage, if greater). • Rates for representative insured people - $0.08 per $1,000 of base insurance coverage (or total insurance coverage, if greater). • The representative insured people are a male and female, age 60.
Death Benefit Guarantee Charge (if selected)	• On the monthly processing date.	• $0.005 per $1,000 of base insurance coverage during the guarantee period.
Loan Interest Charge	• Accrues daily but is due in arrears on each policy anniversary.	• 3.75% per annum of the loan amount.

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[3] The minimum and maximum rates shown are for insured people in the standard risk class. The cost of insurance rates shown are for the first policy year. The rates have been rounded to the nearest penny. Consequently, the actual rates are either more or less than these rounded rates. The rates that apply to you depend on the amount of your base insurance coverage and the insured people's ages, genders, policy duration and risk classes and generally increase each year after the first segment year. Different cost of insurance rates will apply to each segment of base insurance coverage. A segment or coverage segment is a block of insurance coverage. The rates for the representative insured people listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you. The guaranteed maximum cost of insurance rates for an insured person in the substandard risk class is $83.33 per $1,000 of base insurance coverage.

[4] The daily mortality and expense risk charge rate has been rounded to the nearest one thousandth of one percent. **See Mortality and Expense Risk Charge, page 26, for the daily rate without rounding.**

[5] The administrative charge rates shown are for the first policy year and apply to the first $2.5 million of coverage. The rates have been rounded to the nearest penny. Consequently, the actual rates are either more or less than these rounded rates. The rates that apply to you will vary depending on the insured people's age at issue and decrease after the tenth policy year. The rates for the representative insured people listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

Optional Rider Fees and Charges. The following table describes the charges deducted if you elect any of the optional rider benefits. **See Optional Rider Fees and Charges, page 28.**

Rider	When Deducted	Amount Deducted

Adjustable Term Insurance Rider [6]	• On the monthly processing date.	• Minimum Rates per $1,000 of rider benefit -
		  ▷ $0.01 - current and guaranteed.
		• Maximum Rates per $1,000 of rider benefit -
		  ▷ $1.05 - current.
		  ▷ $15.58 - guaranteed.
		• Rates for representative insured people per $1,000 of rider benefit -
		  ▷ $0.01 - current and guaranteed.
		  ▷ The representative insured people are a male and female, age 60 in the preferred no tobacco risk class.

Single Life Term Insurance Rider [7]	• On the monthly processing date.	• Minimum Rates per $1,000 of rider benefit -
		  ▷ $0.02 - current.
		  ▷ $0.11 - guaranteed.
		• Maximum Rates per $1,000 of rider benefit -
		  ▷ $8.29 - current.
		  ▷ $12.75 - guaranteed.
		• Rates for representative insured person per $1,000 of rider benefit -
		  ▷ $0.07 - current.
		  ▷ $0.25 - guaranteed.
		  ▷ The representative insured person is a male, age 40 in the preferred no tobacco risk class.

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[6] The rates shown are for the first policy year and have been rounded to the nearest penny. Consequently, the actual rates are either more or less than these rounded rates. The rates for this rider depend on the insured people's ages, genders, risk classes and policy duration and generally increase each year after the first policy year. The rates for the representative insured people listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

[7] The rates shown are for the first policy year and have been rounded to the nearest penny. Consequently, the actual rates are either more or less than these rounded rates. The rates for this rider depend on the insured person's age, gender, risk class and policy duration and generally increase each year after the first policy year. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

Fund Fees and Expenses. The following table shows the minimum and maximum total gross annual fund expenses that you may pay during the time you own the policy. Fund expenses vary from fund to fund and may change from year to year. **For more detail about a fund's fees and expenses, review the fund's prospectus. See also Fund Fees and Expenses, page 29.**

	Minimum	Maximum
Total Gross Annual Fund Expenses [8] (deducted from fund assets)	0.27%	1.93%

Total gross annual fund expenses are deducted from amounts that are allocated to the fund. They include management fees and other expenses and may include distribution (12b-1) fees. Other expenses may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Distribution (12b-1) fees are used to finance any activity that is primarily intended to result in the sale of fund shares.

If a fund is structured as a "fund of funds," total gross annual fund expenses also include the fees associated with the fund or funds in which it invests. Because of this a fund that is structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities. **For a list of the "fund of funds" available through the policy, see the chart of funds available through the variable account on page 16.**

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[8] Some funds which are available through the policy have contractual arrangements to waive and/or reimburse certain fund fees and expenses. The minimum and maximum total gross annual fund expenses shown above do not reflect any of these waiver and/or reimbursement arrangements.

How the Policy Works



Your Premium
You make a premium payment.

We deduct from each premium payment:
•Tax Charges.
•Sales Charge.

Net Premium
We allocate the net premium to the investment options you choose.

Fixed Account
Amounts you allocate are held in our general account and earn a fixed rate of interest.

Variable Account
Amounts you allocate are held in subaccounts of the variable account. The subaccounts invest in the funds.

The funds deduct:
•Investment Management Fees.
•12b-1 Fees.
•Other expenses.

•Persistency refund.

We deduct transaction fees and charges from your policy value:
•Partial Withdrawal Fee.
•Surrender Charge.
•Excess Illustration Fee.

Policy Value
Your policy value equals the sum of your fixed account, variable account and loan account values.

We deduct periodic fees and charges from your policy value:
•Mortality and Expense Risk Charge.
•Policy Charge.
•Administrative Charge.
•Cost of Insurance Charge.

Loan Account
An amount equal to any loan you take is set aside as collateral for policy loans.

We deduct fees and charges from your policy value for the optional benefits and riders you select.

Loans
We charge interest on any outstanding loan amount.

Interest Credited
We credit interest to the amount held in the loan account.

THE COMPANY, THE VARIABLE ACCOUNT AND THE FIXED ACCOUNT

Security Life of Denver Insurance Company

We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 1290 Broadway, Denver, Colorado 80203.

We are a wholly owned indirect subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. ING Groep N.V. is headquartered in Amsterdam, The Netherlands. Although we are an indirect subsidiary of ING Groep N.V., ING Groep N.V. is not responsible for the obligations under the policy. The obligations under the policy are solely the responsibility of Security Life of Denver Insurance Company.

Regulatory Developments - The Company and the Industry

As with many financial services companies, Security Life and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters The New York Attorney General (the "NYAG"), other federal and state regulators and self-regulatory agencies are also conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request. Some of these matters could result in regulatory action involving the company or certain of its U.S. affiliates.

These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues. Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain subsidiaries of ING, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in reports previously filed by affiliates of the company with the SEC pursuant to the Securities Exchange Act of 1934, as amended.

Action may be taken by regulators with respect to the company or certain affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject the company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or the employees of its subsidiaries or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the company.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes certain requirements relating to product design, administration and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. **See TAX CONSIDERATIONS, page 58, for further discussion of some of these requirements.** Failure to administer certain product features could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities or insurance requirements could subject the company to administrative penalties, unanticipated remediation or other claims and costs.

The Investment Options

You may allocate your premium payments to any of the available investment options. These options include subaccounts of the variable account and the fixed account. The investment performance of a policy depends on the performance of the investment options you choose.

The Variable Account

We established Security Life Separate Account L1 (the "variable account") on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado. It is a unit investment trust, registered with the SEC under the Investment Company Act of 1940, as amended ("1940 Act").

In the policy the "variable account" is referred to as the "Separate Account."

We own all of the assets of the variable account and are obligated to pay all amounts due under a policy according to the terms of the policy. Income, gains and losses credited to, or charged against, the variable account reflect the investment experience of the variable account and not the investment experience of our other assets. Additionally, Colorado law provides that we cannot charge the variable account with liabilities arising out of any other business we may conduct. This means that if we ever became insolvent, the variable account assets will be used first to pay variable account policy claims. Only if variable account assets remain after these claims have been satisfied can these assets be used to pay owners of other policies and creditors.

The variable account is divided into subaccounts. Each subaccount invests in a corresponding fund. When you allocate premium payments to a subaccount, you acquire accumulation units of that subaccount. You do not invest directly in or hold shares of the funds when you allocate premium payments to the subaccounts of the variable account.

Funds Available Through the Variable Account. The following chart lists the funds that are available through the variable account. For additional information about each fund's investment adviser/subadviser and investment objective, see Appendix B to this prospectus. More detailed information about each fund can be found in each fund's current prospectus.

Certain funds that are available through the variable account are structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. The "fund of funds" available through the policy are identified in the following chart.

- American Funds – Growth Fund (Class 2)
- American Funds – Growth-Income Fund (Class 2)
- American Funds – International Fund (Class 2)
- Fidelity® VIP Contrafund® Portfolio (Service Class)
- Fidelity® VIP Equity-Income Portfolio (Service Class)
- ING AllianceBernstein Mid Cap Growth Portfolio (Class I)
- ING BlackRock Large Cap Growth Portfolio (Class I)
- ING Evergreen Health Sciences Portfolio (Class I)
- ING Evergreen Omega Portfolio (Class I)
- ING FMR^SM Diversified Mid Cap Portfolio (Class I)
- ING FMR^SM Large Cap Growth Portfolio (Class I)
- ING Global Resources Portfolio (Class I)
- ING JPMorgan Emerging Markets Equity Portfolio (Class I)
- ING JPMorgan Small Cap Core Equity Portfolio (Class I)
- ING JPMorgan Value Opportunities Portfolio (Class I)
- ING Julius Baer Foreign Portfolio (Class I)
- ING Legg Mason Value Portfolio (Class I)
- ING LifeStyle Aggressive Growth Portfolio (Class I)*
- ING LifeStyle Growth Portfolio (Class I)*
- ING LifeStyle Moderate Growth Portfolio (Class I)*
- ING LifeStyle Moderate Portfolio (Class I)*
- ING Limited Maturity Bond Portfolio (Class S)
- ING Liquid Assets Portfolio (Class I)
- ING MarketStyle Growth Portfolio (Class I)*
- ING MarketStyle Moderate Growth Portfolio (Class I)*
- ING MarketStyle Moderate Portfolio (Class I)*
- ING Marsico Growth Portfolio (Class I)
- ING Marsico International Opportunities Portfolio (Class I)
- ING MFS Total Return Portfolio (Class I)
- ING MFS Utilities Portfolio (Class S)
- ING Oppenheimer Main Street Portfolio® (Class I)
- ING Pioneer Fund Portfolio (Class I)
- ING Pioneer Mid Cap Value Portfolio (Class I)

- ING Stock Index Portfolio (Class I)
- ING T. Rowe Price Capital Appreciation Portfolio (Class I)
- ING T. Rowe Price Equity Income Portfolio (Class I)
- ING UBS U.S. Allocation Portfolio (Class S)
- ING Van Kampen Growth and Income Portfolio (Class S)
- ING VP Index Plus International Equity Portfolio (Class S)
- ING Wells Fargo Small Cap Disciplined Portfolio (Class S)
- ING Baron Small Cap Growth Portfolio (I Class)
- ING Columbia Small Cap Value II Portfolio (I Class)
- ING JP Morgan Mid Cap Value Portfolio (I Class)
- ING Lord Abbett U.S. Government Securities Portfolio (I Class)
- ING Neuberger Berman Partners Portfolio (I Class)
- ING Neuberger Berman Regency Portfolio (I Class)
- ING Oppenheimer Global Portfolio (I Class)
- ING Oppenheimer Strategic Income Portfolio (S Class)
- ING PIMCO Total Return Portfolio (I Class)
- ING T. Rowe Price Diversified Mid Cap Growth Portfolio (I Class)
- ING UBS U.S. Large Cap Equity Portfolio (I Class)
- ING Van Kampen Comstock Portfolio (I Class)
- ING Van Kampen Equity and Income Portfolio (I Class)
- ING VP Balanced Portfolio (Class I)
- ING VP Intermediate Bond Portfolio (Class I)
- ING VP Index Plus LargeCap Portfolio (Class I)
- ING VP Index Plus MidCap Portfolio (Class I)
- ING VP Index Plus SmallCap Portfolio (Class I)
- ING VP High Yield Bond Portfolio (Class I)
- ING VP Real Estate Portfolio (Class S)
- ING VP SmallCap Opportunities Portfolio (Class I)
- Neuberger Berman AMT Socially Responsive Portfolio® (Class I)

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* These funds are structured as "fund of funds." See the Fund Fees and Expenses table on page 11 and the Fund Fees and Expenses section on page 29 for more information about "fund of funds."

See Appendix B to this prospectus for more information about the funds available through the variable account, including information about each fund's investment adviser/subadviser and investment objective. Please read and retain the fund prospectuses for more information about each fund's fees and expenses, investment objective and policies and the risks associated with investing in the fund.

A fund available through the variable account is not the same as a retail mutual fund with the same or similar name. Accordingly, the management, fees and expenses and performance of a fund available through the variable account is likely to differ from a similarly named retail mutual fund.

Voting Privileges. We invest each subaccount's assets in shares of a corresponding fund. We are the legal owner of the fund shares held in the variable account, and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each fund share has the right to one vote. The votes of all fund shares are cast together on a collective basis, except on issues for which the interests of the funds differ. In these cases, voting is on a fund-by-fund basis.

Examples of issues that require a fund-by-fund vote are changes in the fundamental investment policy of a particular fund or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of the fund's shareholders. We vote any fund shares that are not attributable to policies and any fund shares for which the owner does not give us instructions in the same proportion as we vote the shares for which we did receive voting instructions. This means that instructions from a small number of shareholders can determine the outcome of a vote. There is no minimum number of shares for which we must receive instructions before we vote the shares.

We reserve the right to vote fund shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the funds corresponding to those subaccounts in which you have invested assets as of the record date set by the fund's Board for the shareholders meeting. We determine the number of fund shares in each subaccount of your policy by dividing your variable account value in that subaccount by the net asset value of one share of the matching fund.

Right to Change the Variable Account. Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our variable account with respect to some or all classes of policies:

- Change the investment objective;
- Offer additional subaccounts that will invest in funds we find appropriate for policies we issue;
- Eliminate subaccounts;
- Combine two or more subaccounts;
- Close subaccounts. We will notify you in advance by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless you provide us with alternative allocation instructions, all future premiums directed to the subaccount that was closed or is unavailable may be automatically allocated among the other subaccounts in which your policy value is allocated, on a proportionate basis. You may give us alternative allocation instructions by contacting our Customer Service Center. See also the **Transfers** section of this prospectus, page 48, for information about making subaccount allocation changes;
- Substitute a new fund for a fund in which a subaccount currently invests. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your policy;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- In the case of a substitution, the new fund may have different fees and charges than the fund it replaced;
- Transfer assets related to your policy class to another separate account;
- Withdraw the variable account from registration under the 1940 Act;
- Operate the variable account as a management investment company under the 1940 Act;
- Cause one or more subaccounts to invest in a fund other than, or in addition to, the funds currently available;
- Stop selling the policy;
- End any employer or plan trustee agreement with us under the agreement's terms;
- Limit or eliminate any voting rights for the variable account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you wish to transfer the amount you have in the affected subaccount to another subaccount or to the fixed account, you may do so free of charge. Just notify us at our Customer Service Center.

The Fixed Account

You may allocate all or a part of your net premium and transfer your net policy value into the fixed account. We declare the interest rate that applies to all amounts in the fixed account. Although the interest rate will change over time, the interest rate will never be less than 3.00%. Additionally, we guarantee that the interest rate will not change more frequently than every policy anniversary. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the fixed account on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the fixed account.

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value.

The fixed account guarantees principal and is part of our general account. The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the fixed account under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the fixed account or the general account as an investment company under the 1940 Act (because of exemptive and exclusionary provisions). This means that the general account, the fixed account and interests in it are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the fixed account. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

> In the policy the "fixed account" is referred to as the "Guaranteed Interest Division."

DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard Variable Survivorship universal life insurance policy. The policy provides death benefits, policy values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy.

If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.

We and our affiliates offer various other products with different features and terms than the policy offered through this prospectus, and that may offer some or all of the same funds. These products have different benefits, fees and charges, and may or may not better match your needs. Please note that some of the company's management personnel and certain other employees may receive a portion of their employment compensation based on the amount of policy values allocated to funds affiliated with ING. You should be aware that there may be alternative products available, and, if you are interested in learning more about these other products, contact our Customer Service Center or your agent/registered representative.

Purchasing a Policy

To purchase a policy you must submit an application to us. On that application you will, among other things, select:

- The amount of your insurance coverage (which generally must be at least $250,000);
- Your initial death benefit option; and
- Any riders or optional benefits.

Additionally, on the application you will provide us with certain health and other necessary information. Upon receipt of an application, we will follow our underwriting procedures to determine whether the proposed insured people are insurable by us. Before we can make this determination, we may need to request and review medical examinations of and other information about the proposed insured people. Through our underwriting process we also determine the risk class for the insured people if the application is accepted. Risk class is based on such factors as age, gender, health and occupation of the insured person. Risk class will impact the cost of insurance rates you will pay and may also affect premiums and other policy fees, charges and benefits.

We reserve the right to reject an application for any reason permitted by law. If an application is rejected, any premium received will be returned without interest.

On the date coverage under the policy begins (the "policy date"), the age of the two insured people on whose lives we issue the policy (the "insured people", each an "insured person") generally can be no more than age 85. "Age" or "joint equivalent age" under the policy means the sum of both insured people's ages adjusted for the differences in age and gender, divided by two and rounded down. An individual insured person's age is measured on their birthday nearest the policy date. The individual age of each insured person generally must be no more than 90 on the policy date. There is no maximum age difference between the two insured people.

The insured people must share some relationship and commonly include husband and wife; business partners; parent and child; grandparent and grandchild; and siblings. Upon the death of the second of the insured people we pay the death benefit.

From time to time, we may accept an insured person who exceeds our normal maximum age limit. We will not unfairly discriminate in determining the maximum age at issue. All exceptions to our normal limits are dependent upon our ability to obtain acceptable reinsurance coverage for our risk with an older insured. We may also set a minimum age to issue a policy.

You may request that we back-date the policy up to six months to allow the insured people to give proof of a younger age for the purposes of your policy. Except for cash on delivery policies, we generally will not reissue a policy to change the policy date.

Important Information About the Adjustable Term Insurance Rider. It may be to your economic advantage to include all or part of your insurance coverage under the Adjustable Term Insurance Rider. Working with your agent/registered representative, consider the factors described in the **Adjustable Term Insurance Rider** section of this prospectus, page 39, when deciding whether to include coverage under the Adjustable Term Insurance Rider and in what proportion to the total amount of coverage under your policy.

Premium Payments

Premium payments are flexible and you may choose the amount and frequency of premium payments, within limits, including:
- We may refuse to accept any premium less than $25;
- You cannot pay additional premiums after age 100 of the younger insured person;
- We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code;
- We may refuse any premium that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgement accepting your policy as a modified endowment contract; and
- We may refuse to accept any premium that does not comply with our anti-money laundering program. **See Anti-Money Laundering, page 66.**

After we deduct the tax charges and the sales charge from your premium payments, we apply the net premium to your policy as described below.

A premium payment is received by us when it is received at our offices. After you have paid your initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to assure the earliest crediting date.

Your initial premium must be at least equal to the sum of the scheduled premium from the policy date through the investment date. The investment date is the date we apply the net premium to your policy.

Scheduled Premium. You may select your scheduled (planned) premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy and schedule, is the amount you choose to pay over a stated time period. This amount may or may not be enough to keep your policy in force. You may receive premium reminder notices for the scheduled premium on a quarterly, semi-annual or annual basis. You are not required to pay the scheduled premium.

You can change the amount of your scheduled premium within our minimum and maximum limits at any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected.

If you have the optional death benefit guarantee, your scheduled premium should not be less than the guarantee period annual premium shown in your policy. **See No-Lapse and Death Benefit Guarantees, page 37.**

Unscheduled Premium Payments. Generally speaking, you may make unscheduled premium payments at any time, however:

- We may limit the amount of an unscheduled premium payment if it would result in an increase in the amount of the base death benefit required by the federal income tax law definition of life insurance. We may require satisfactory evidence that the insured people are insurable at the time that you make the unscheduled premium payment if the base death benefit is increased due to an unscheduled premium payment;
- We may require satisfactory evidence that at least one insured person is insurable at the time that you make the unscheduled premium payment if an unscheduled premium payment will cause the net amount at risk to increase; and
- We will return premium payments that would cause your policy to become a modified endowment contract, unless you have acknowledged in writing the new modified endowment contract status for your policy.

Target Premium. Target premium is not based on your scheduled premium. Target premium is actuarially determined based on the ages and genders of the insured people. The target premium is used to determine your sales charge and the sales compensation we pay. It may or may not be enough to keep your policy in force. You are not required to pay the target premium and there is no penalty for paying more or less. The target premium for your policy and additional segments is listed in your policy schedule pages.

Minimum Annual Premium. To qualify for the no-lapse guarantee, during each of your first five policy years you must pay at least the minimum annual premium shown in your policy. **See No-Lapse and Death Benefit Guarantees, page 37.**

We may reduce the minimum annual premium for group or sponsored arrangements, or for corporate purchasers.

> In the policy, the "no-lapse guarantee period" is referred to as the "Special Continuation Period."

Premium Payments Affect Your Coverage. Unless your policy is in the no-lapse guarantee period or you have the optional death benefit guarantee, your coverage lasts only as long as you have a positive surrender value that is enough to pay the fees and charges due each month. If you do not meet this requirement, your policy will enter a 61-day grace period and you must make a sufficient premium payment to keep your policy from lapsing. **See Lapse, page 56.**

During the no-lapse guarantee period, we guarantee that your policy and riders will not lapse regardless of your surrender value provided your cumulative premium payments, minus any partial withdrawals and any outstanding loan amount and accrued loan interest are at least equal to your minimum annual premium. **See No-Lapse and Death Benefit Guarantees, page 37.**

If you have the optional death benefit guarantee, we guarantee that your policy will not lapse during the guarantee period provided your cumulative premium payments minus any partial withdrawals and any outstanding loan amount and accrued loan interest are at least equal to the guarantee period annual premium and your net policy value meets certain diversification requirements. **See No-Lapse and Death Benefit Guarantees, page 37.**

Allocation of Net Premium. Until your initial net premium is allocated as described below, we hold premiums in a general suspense account. Premiums held in this suspense account do not earn interest.

We apply the initial net premium to your policy after all of the following conditions have been met:

- We receive the required initial premium;
- All issue requirements have been received by our Customer Service Center; and
- We approve your policy for issue.

Amounts you designate for the fixed account will be allocated to that account on the investment date. If your state requires return of your premium during the free look period, we initially invest amounts you have designated for the subaccounts of the variable account in the subaccount that invests in the ING Liquid Assets Portfolio. We later transfer these amounts from this subaccount to the available subaccounts that you have selected subaccounts based on your most recent premium allocation instructions, at the earlier of the following dates:

- Five days after the date we mailed your policy to you plus the length of your state free look period; or
- The date we receive your delivery receipt plus the length of your state free look period.

If your state provides for return of your policy value during the free look period (or provides no free look period), we allocate amounts you designated for the subaccounts of the variable account directly into those subaccounts.

All net premium we receive after the applicable period are allocated to your policy on the valuation date of their receipt in good order We will allocate net premiums to the available subaccounts using your most recent premium allocation instructions specified in percentages stated to the nearest tenth and totaling 100%. If your most recent premium allocation instructions includes a fund that corresponds to a subaccount that is closed to new investment (we will notify you in advance by a supplement to this prospectus if we close a subaccount) or is otherwise unavailable, net premium received that would have been allocated to the subaccount corresponding to the closed or otherwise unavailable fund may be allocated among all the other available subaccounts in which your policy value is allocated, on a proportionate basis. If there are no other such subaccounts, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our Customer Service Center. Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See Lapse, page 56, for more information about how to keep your policy from lapsing. See also Reinstatement, page 57, for more information about how to put your policy back in force if it has lapsed.**

Free Look Period

You have the right to examine your policy and return it to us (for any reason) within the period shown in the policy. The period during which you have this right is called the free look period and starts on the date you receive your policy. If you return your policy to us within the free look period, we cancel it as of your policy date.

If you cancel your policy during the free look period, you will receive a refund as determined by state law. Generally, there are two types of free look refunds:

- Refund of all premium we have received from you; or
- Refund of your policy value plus a refund of all charges deducted.

The type of refund that applies in your state will be specified in your policy. The type of free look refund will affect when premium received before the end of the free look period is allocated to the subaccounts. **See Allocation of Net Premium, page 22.**

Temporary Insurance

If you apply and qualify, we may issue temporary insurance in an amount equal to the amount of insurance coverage for which you applied, up to $1 million, which includes other in-force coverage each insured person has with us.

Temporary insurance coverage begins when all of the following events have occurred:
- You have completed and signed our temporary insurance coverage form;
- We have received and accepted a premium payment of at least your scheduled premium (selected on your application); and
- The necessary parts of the application are complete.

Unless otherwise provided by state law, temporary insurance coverage ends on the earliest of:
- Five days after we mail the premium refund to the address on your application;
- Five days after we mail notice of termination to the address on your application;
- Your policy date;
- The date we refuse to issue a policy based on your application; or
- 90 days after you sign our temporary life insurance coverage form.

There is no death benefit under the temporary insurance coverage if any of the following events occur:
- There is a material misrepresentation in your answers on the temporary insurance coverage form;
- There is a material misrepresentation in statements on your application;
- The persons intended to be insured die by suicide or self-inflicted injury; or
- The bank does not honor your premium check or authorized withdrawal.

During the period of temporary insurance coverage your premium payments are held by us in a general suspense account until underwriting is completed and the policy is issued or the temporary insurance coverage otherwise ends. Premiums held in this suspense account do not earn interest and they are not allocated to the investment options available under the policy until a policy is issued. If a policy is not issued and temporary coverage ends, any premium received will be returned without interest. **See Allocation of Net Premium, page 22.**

Fees and Charges

We deduct fees and charges under the policy to compensate us for:
- Providing the insurance benefits of the policy (including any rider benefits);
- Administering the policy;
- Assuming certain risks in connection with the policy; and
- Incurring expenses in distributing the policy.

The amount of a fee or charge may be more or less than the cost associated with the service or benefit. Accordingly, excess proceeds from one fee or charge may be used to make up a shortfall on another fee or charge, and we may earn a profit on one or more of these fees and charges. We may use any such profits for any proper corporate purpose, including, among other things, payment of sales expenses.

Transaction Fees and Charges

We deduct the following transaction fees and charges from your policy value each time you make certain transactions.

Tax Charges. We deduct 2.5% from each premium payment to cover the total average state and local taxes we expect to pay. We pay state and local taxes in most states. These taxes vary from state to state and from jurisdiction to jurisdiction.

We deduct 1.5% from each premium payment to cover our estimated costs for the federal income tax treatment of deferred acquisition costs. This cost is determined solely by the amount of life insurance premium we receive.

We may increase or decrease the charges for taxes, within limits, if there are changes in the tax rates or tax laws.

Sales Charge. We deduct a sales charge from each premium payment.

| | Sales Charge Percentage | |
Segment Year	Up to Segment Target Premium	Above Segment Target Premium
1-5	5.5%	2.0%
6+	2.0%	2.0%

When calculating your applicable sales charge, we allocate premium payments we receive after an increase in the amount of base insurance coverage to your coverage segments in the same proportion as the target premium for each segment bears to the sum of the target premium for all segments.

This charge helps compensate us for the costs associated with selling the policies, including promotional, advertising and distribution expenses.

Partial Withdrawal Fee. We deduct a partial withdrawal fee each time you take a partial withdrawal from your policy. The amount of this fee is 2.00% of the amount withdrawn up to $25. We deduct the partial withdrawal fee proportionately from your remaining fixed and variable account values.

This fee helps offset the expenses we incur when processing a partial withdrawal.

Surrender Charge. We deduct a surrender charge during the first nine segment years when you:
- Surrender your policy;
- Allow your policy to lapse;
- Decrease your base insurance coverage; or
- Take a partial withdrawal which decreases the amount of your base insurance coverage.

The amount of the surrender charge depends on the amount of base insurance coverage surrendered or decreased and the surrender charge rates.

When you purchase a policy or increase your base insurance coverage, we set surrender charge rates based on the genders and ages of the insured people. These surrender charge rates decline to zero in the tenth segment year. Each coverage segment will have its own set of surrender charge rates which will apply only to that segment. **See Changes in the Amount of Your Insurance Coverage, page 32.** The rates that apply to you will be set forth in your policy. **See the Transaction Fees and Charges table on page 8 for the minimum and maximum surrender charge rates and the rates for representative insured people.**

For full surrenders, you will receive the surrender value of your policy. For decreases in the amount of base insurance coverage, the surrender charge will reduce your policy value. If there are multiple segments of base insurance coverage, the coverage decreases and surrender charges assessed will be processed on a pro rata basis.

In the early policy years the surrender charge may exceed the policy value because the surrender charge may be more than the cumulative premiums minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.

The surrender charge helps offset the expenses we incur in issuing and distributing the policy.

Excess Illustration Fee. We currently do not assess this fee, but we reserve the right to assess a fee of up to $25 for each illustration of your policy values you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess illustrations.

Periodic Fees and Charges

We deduct the following periodic fees and charges from your policy value each day or on the monthly processing date. The monthly processing date is the same date each month as your policy date. If that date is not a valuation date, then the monthly processing date is the next valuation date.

At any time you may choose one investment option from which we will deduct your periodic fees and charges. If you do not choose the investment option or the amount in your chosen investment option is not enough to cover the periodic fees and charges, then your periodic fees and charges are taken from the subaccounts and fixed account in the same proportion that your value in each has to your net policy value.

Mortality and Expense Risk Charge. We deduct from your policy value a mortality and expense risk charge of 0.002055% (0.75% on an annual basis) of the amount you have invested in the subaccounts. This charge is deducted each day as part of the calculation of the daily unit values for the subaccounts and does not appear as a separate charge on your statement or confirmation.

This charge helps compensate us for the mortality and expense risks we assume when we issue a policy. The mortality risk is the risk that insured people, as a group, may live less time than we estimated. The expense risk is the risk that the costs of issuing and administering the policies and operating the subaccounts of the variable account are greater than we estimated.

Policy Charge. Each month we deduct a policy charge of $15 during the first ten policy years and $9 each month thereafter.

This charge helps compensate us for the costs associated with:
- Processing applications;
- Conducting medical examinations;
- Establishing policy records; and
- Underwriting.

Administrative Charge. Each month we deduct an administrative charge equal to our current monthly administrative charge rates multiplied by the amount of your base insurance coverage (or total insurance coverage, if greater) divided by 1,000. The rates apply to the first $2.5 million of coverage and vary based on the insured people's age, genders and risk classes at issue. The rates decrease after the tenth policy year. The rates that apply to you will be set forth in your policy. **See the Periodic Fees and Charges table on page 9 for the minimum and maximum administrative charge rates and the rates for representative insured people.**

This charge helps offset the costs we incur in administering the policy, including costs associated with:
- Billing and collecting premiums;
- Processing claims and policy transactions;
- Keeping records;
- Reporting and communicating with policy owners; and
- Our overhead and other expenses.

Cost of Insurance. Each month we deduct a cost of insurance charge equal to our current monthly cost of insurance rates multiplied by the net amount at risk for each segment of your base insurance coverage. The net amount at risk as calculated on each monthly processing date equals the difference between:
- Your current base death benefit, discounted to take into account one month's interest earnings at an assumed 3.00% annual interest rate; and
- Your policy value minus the periodic fees and charges due on that date, other than cost of insurance charges.

Monthly cost of insurance rates are based on the insured people's ages, genders, risk classes and amount of insurance coverage on the policy date and each date you increase your insurance coverage (a "segment date") and the segment year. They will not, however, be greater than the guaranteed cost of insurance rates shown in the policy, which are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Tables. The rates that apply to you will be set forth in your policy. **See the Periodic Fees and Charges table on page 9 for the minimum and maximum cost of insurance rates and the rates for the representative insured people.**

Separate cost of insurance rates apply to each segment of your insurance coverage and your riders. The maximum rates for the initial segment and each new segment of your insurance coverage will be printed in your policy schedule pages.

The cost of insurance charge varies from month to month because of changes in your net amount at risk, changes in your death benefit and the increasing age of the insured people. The net amount at risk is affected by the same factors that affect your policy value, namely:
- The net premium applied to your policy;
- The fees and charges we deduct;
- Any partial withdrawals you take;
- Interest earnings on the amounts allocated to the fixed account;
- Interest earned on amounts held in the loan account; and
- The investment performance of the funds underlying the subaccounts of the variable account.

We calculate the net amount at risk separately for each segment of your insurance coverage. We allocate the net amount at risk to segments of the base death benefit in the same proportion that each segment has to the total base death benefit for all insurance coverage as of the monthly processing date.

There are no cost of insurance charges during the continuation of coverage period.

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage, including the expected cost of paying death benefit proceeds that may be more than your policy value.

Death Benefit Guarantee Charge. If you have the optional death benefit guarantee, each month during the guarantee period we deduct a death benefit guarantee charge of $0.005 per $1,000 of base insurance coverage. We guarantee that this charge will not exceed this rate.

This charge helps compensate us for the costs associated with providing the death benefit guarantee.

Optional Rider Fees and Charges

There may be separate fees and charges for optional rider benefits. **See the Optional Rider Fees and Charges table on page 10 and the Optional Rider Benefits section on page 39 for more information about the optional rider benefits and the applicable fees and charges.**

Waiver and Reduction of Fees and Charges

We may waive or reduce any of the fees and charges under the policy, as well as the minimum amount of insurance coverage set forth in this prospectus. Any waiver or reduction will be based on expected economies that result in lower sales, administrative or mortality expenses. For example, we may expect lower expenses in connection with sales to:

- Certain groups or sponsored arrangements (including our employees, employees of our affiliates, our appointed sales agents and certain family members of each of these groups of individuals);
- Corporate purchasers;
- Our policyholders or the policyholders of our affiliated companies; or
- Certain groups or individuals who purchase the policy through investment professionals who charge a fee for their services.

Any variation in fees and charges will be based on differences in costs or services and our rules in effect at the time. We may change our rules from time to time, but we will not unfairly discriminate in any waiver or reduction.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the Fund Fees and Expenses table on page 11 of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Furthermore, certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The company or its U.S. affiliates receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the policy. This revenue is one of several factors we consider when determining the policy fees and charges and whether to offer a fund through our policies. **Fund revenue is important to the company's profitability, and it is generally more profitable to offer affiliated funds than to offer unaffiliated funds.**

In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by Directed Services LLC or other company affiliates, which funds may or may not also be subadvised by another company affiliate. Assets allocated to funds managed by a company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue. The company expects to make a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

Types of Revenue Received from Affiliated Funds. Affiliated funds are (a) funds managed by Directed Services LLC or other company affiliates, which funds may or may not also be subadvised by another company affiliate; and (b) funds managed by a company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by the company from affiliated funds may include:
- A share of the management fee deducted from fund assets;
- Service fees that are deducted from fund assets;
- For certain share classes, the company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted form fund assets; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the fund's management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques that are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fees has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the company.

Types of Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant. Revenues received by the company from unaffiliated funds and/or their affiliates may include:
- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests and mailing fund prospectuses, periodic reports and proxy materials. These additional payments may be used by us to finance distribution of the policy.

These revenues are received as cash payments, and if the three unaffiliated fund families currently offered through the policy were individually ranked according to the total amount they paid to the company or its affiliates in 2006, that ranking would be as follows:
- Fidelity® Variable Insurance Product Portfolios;
- American Funds Insurance Series; and
- Neuberger Berman AMT Portfolios®.

If the revenues received from affiliated funds were included in this list, payments from Directed Services LLC and other company affiliates would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may make fixed dollar payments to help expense offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated funds as well. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. The "fund of funds" available through the policy are identified in the list of funds available through the variable account on page 16.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. *See Distribution of the Policy,* **page 71.**

Death Benefits

As a joint and survivor universal life insurance policy, your policy has a joint nature to the death benefit. We do not pay death benefit proceeds until the death of the second of the insured people. The death benefit is calculated as of the date of death of the second of the insured people.

You decide the amount of life insurance protection you need, now and in the future. Generally, we require a minimum of $250,000 in insurance coverage to issue your policy. If you have coverage under the Adjustable Term Insurance Rider, the minimum base coverage amount is $100,000 as long as the total coverage is at least $250,000. We may lower this minimum for certain group, sponsored or corporate purchasers. The amount of insurance coverage in effect on your policy date is your initial coverage segment.

> In the policy the amount of insurance coverage you select is referred to as the "Face Amount."

It may be to your economic advantage to include part of your insurance coverage under the Adjustable Term Insurance Rider. **See Important Information About the Adjustable Term Insurance Rider, page 41.**

Changes in the Amount of Your Insurance Coverage

Subject to certain limitations, generally you may change the amount of your insurance coverage after the first policy year (first monthly processing date for an increase). The change will be effective on the next monthly processing date after we approve your written request.

There may be underwriting or other requirements that must be met before we will approve a change. After we approve your request to change the amount of insurance coverage under the policy, we will send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our Customer Service Center so that we can make this change for you.

Changes in the amount of your insurance coverage must be for at least $1,000.

A coverage segment or segment is a block of insurance coverage. A requested increase in base insurance coverage will cause a new coverage segment to be created. Once we create a new segment, it is permanent unless law requires differently.

Each new segment will have:
- A new sales charge;
- New cost of insurance charges, guaranteed and current;
- A new incontestability period;
- A new suicide exclusion period;
- A new target premium;
- A new minimum annual premium during the no-lapse guarantee period; and
- A new surrender charge.

If a death benefit option change causes the amount of base insurance coverage to increase, no new segment is created. Instead, the size of each existing segment(s) is (are) changed. If it causes the amount of base insurance coverage to decrease, each segment is decreased.

In determining the net amount at risk for each coverage segment we allocate the net amount at risk among the base coverage segments in the same proportion that each segment bears to the total amount of base insurance coverage.

You may not decrease the amount of your insurance coverage below the minimum we require to issue you a policy. Decreases in insurance coverage may result in:
- Surrender charges on the amount of the decrease;
- Reduced target premium amounts; and
- Reduced cost of insurance charges.

Requested reductions in the amount of insurance coverage will first decrease your total insurance coverage amount. We decrease your base insurance coverage amount only after your Adjustable Term Insurance Rider coverage is reduced to zero. If you have more than one segment, we divide decreases in base coverage among your coverage segments pro rata unless law requires differently.

We reserve the right not to approve a requested change in your insurance coverage that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. In addition, we may refuse to approve a requested change in your insurance coverage that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgment accepting your policy as a modified endowment contract. Decreasing the amount of insurance coverage under your policy could cause your policy to be considered a modified endowment contract. If this happens, prior and subsequent distributions from the policy (including loans) may be subject to adverse tax treatment. You should consult a qualified tax adviser before changing your amount of insurance coverage. **See Modified Endowment Contracts, page 60.**

Continuation of Coverage

The Continuation of Coverage feature automatically continues your insurance coverage in force beyond the policy anniversary nearest the younger insured person's 100th birthday (the "continuation of coverage period"), unless prohibited by state law. If you do not surrender your policy before this date, on this date:

- The amount of your total insurance coverage becomes your base insurance coverage amount;
- Death benefit Option 2 is converted to death benefit Option 1, if applicable;
- All riders are terminated;
- Your net policy value is transferred into the fixed account and subsequent transfers into the subaccounts are not allowed; and
- Dollar cost averaging and automatic rebalancing programs are terminated.

Your insurance coverage continues in force until the death of the second of the insured people, unless the policy lapses or is surrendered. However:

- We accept no further premium payments; and
- We deduct no further fees and charges except transaction fees and charges, if applicable.

Partial withdrawals and loans are allowed during the continuation of coverage period. If we pay a persistency refund on the fixed account, it will be credited to your policy. If you have an outstanding loan, interest continues to accrue. If you fail to make sufficient loan or loan interest payments, it is possible that the outstanding loan amount plus accrued loan interest may become greater than your policy value and cause your policy to lapse. To avoid lapse, you may repay the loan and loan interest during the continuation of coverage period.

If you wish to stop coverage during the continuation of coverage period, you may surrender your policy and receive the net policy value. There is no surrender charge during this period. All other normal consequences of surrender apply. **See Surrender, page 56.**

The Continuation of Coverage Feature is not available in all states. If a state has approved this feature, it is automatic under your policy. In certain states the death benefit during the continuation of coverage period is the net policy value. Contact your agent/registered representative or our Customer Service Center to find out if this feature is available in your state and which type of death benefit applies in your state.

The tax consequences of coverage continuing beyond the younger insured person's 100th birthday are uncertain. You should consult a qualified tax adviser as to those consequences. See Continuation of a Policy, page 62.

Death Benefit Qualification Test

The death benefit proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. Your policy will meet this definition of life insurance provided that it meets the requirements of the guideline premium test.

In the policy the "guideline premium test" is referred to as the "Guideline Premium/Cash Value Corridor Test."

The guideline premium test requires that premium payments do not exceed certain statutory limits and your death benefit is at least equal to your policy value multiplied by a factor defined by law. The guideline premium test provides for a maximum amount of premium in relation to the death benefit and a minimum amount of death benefit in relation to policy value. The factors for the guideline premium test can be found in Appendix A to this prospectus.

Certain changes to a policy that uses the guideline premium test may allow the payment of premium in excess of the statutory limits in order to keep the policy from lapsing. In this circumstance, any such excess premium will be allocated to the fixed account in order for the policy to continue to meet the federal income tax definition of life insurance.

Death Benefit Options

There are two death benefit options available under the policy. You choose the option you want when you apply for the policy. You may change that choice after your first monthly processing date and before age 100 of the younger insured person.

Option 1. Under death benefit Option 1, the base death benefit is the greater of:
- The amount of base insurance coverage in effect on the date of the second death of the insured people; or
- Your policy value on the date of the second death of the insured people multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your base death benefit will remain level unless your policy value multiplied by the appropriate factor described in Appendix A exceeds the amount of base insurance coverage. In this case, your death benefit will vary as the policy value varies.

With Option 1, positive investment performance generally reduces your net amount at risk, which lowers your policy's cost of insurance charge. Option 1 also offers insurance coverage at a set amount with potentially lower cost of insurance charges over time.

Option 2. Under death benefit Option 2, the base death benefit is the greater of:
- The amount of base insurance coverage in effect on the date of the second death of the insured people plus your policy value; or
- Your policy value on the date of the second death of the insured people multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your base death benefit will vary as the policy value varies and investment performance is reflected in your insurance coverage.

Option 2 is not available after age 100 of the younger insured person. If Option 2 is in effect at age 100 of the younger insured person, it automatically converts to death benefit Option 1. **See Continuation of Coverage, page 33.**

Enhanced Death Benefit Corridor Option. The policy owner may elect, at any time prior to policy issuance, the Enhanced Death Benefit Corridor Option.

This option generally provides an opportunity for an increased death benefit on the lives of the insured people at certain ages. Under the enhanced death benefit corridor option, the base death benefit calculation uses the appropriate enhanced factor from the definition of life insurance factors described in the attached Appendix A.

There is no separate charge for this feature. However, the same policy value may generate a higher base death benefit under policies with this option than on policies not electing the option. Cost of insurance charges are based on the net amount at risk, which is the difference between the policy value and the base death benefit. Therefore, as a result of the increased death benefit, the cost of insurance charges may be higher for policies electing this option. Your agent/registered representative can provide you with a personalized illustration to show the difference between a policy with this option and one without it. If your policy does not have sufficient policy value, electing this option may have no effect on the base death benefit.

Adding this option to your policy does not affect the operation of your policy's riders, including the Adjustable Term Insurance Rider. When the base death benefit exceeds the base insurance coverage, transactions which reduce your policy value (such as a partial withdrawal) also reduce the death benefit. The dollar reduction to the death benefit under these circumstances is greater for policies with the enhancement option than on those without the option.

Once elected, this option cannot be deleted. Once elected, this option continues as long as coverage on the original insured people continues.

Which Death Benefit Option to Choose. If you are satisfied with the amount of your base insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value and lower cost of insurance charges, you should choose death benefit Option 1. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose death benefit Option 2.

Changing Death Benefit Options. On or after the first monthly processing date and before age 100 of the younger insured person you may change death benefit options as described below. We may require evidence of insurability under our normal rules of underwriting for some death benefit option changes.

Changing your death benefit option may reduce or increase your base and total insurance coverage amounts but it will not change the amount of your base and total death benefits. We may not approve a death benefit option change if it reduces the amount of insurance coverage below the minimum we require to issue your policy. The following death benefit option changes are allowed, and on the effective date of the change the amount of your base insurance coverage will change as follows:

Change From:	Change To:	Base Insurance Coverage Following the Change:
Option 1	Option 2	• Your base insurance coverage before the change minus your policy value as of the effective date of the change.
Option 2	Option 1	• Your base insurance coverage before the change plus your policy value as of the effective date of the change.

Your death benefit option change is effective on your next monthly processing date after we approve it.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our Customer Service Center so that we can make this change for you.

If a death benefit option change causes the amount of insurance coverage to change, no new coverage segment(s) is (are) created. Instead, the size of each existing segment(s) is (are) changed. If you change death benefit options, there is no change to the amount of term insurance if you have the Adjustable Term Insurance Rider. **See Adjustable Term Insurance Rider, page 39.**

We do not impose a surrender charge if a death benefit option change results in a decrease in the amount of your base insurance coverage. Additionally, we do not adjust the target premium when you change your death benefit option. **See Surrender Charge, page 25.**

If your death benefit option is changed to Option 1 because you exercised the Overloan Lapse Protection Rider, notwithstanding any other information in this section your insurance coverage following the change will equal your policy value immediately before the change minus the Overloan Lapse Protection Rider charge with the difference multiplied by the appropriate guideline premium test factor described in Appendix A.

Changing your death benefit option may have tax consequences. You should consult a qualified tax adviser before making changes.

Death Benefit Proceeds

After the death of the second of the insured people, if your policy is in force we pay the death benefit proceeds to the beneficiaries. The beneficiaries are the people you name to receive the death benefit proceeds from your policy. The death benefit proceeds are equal to:

- Your base death benefit; plus
- The amount of any rider benefits; minus
- Any outstanding loan amount plus accrued loan interest; minus
- Any outstanding fees and charges incurred before the death of the second of the insured people.

The death benefit is calculated as of the date of death of the second of the insured people and will vary depending on the death benefit option you have chosen.

No-Lapse and Death Benefit Guarantees

No-lapse Guarantee. The policy has a no-lapse guarantee which provides that the policy and riders will not lapse during the first five policy years (the no-lapse guarantee period) regardless of its surrender value, if on a monthly processing date premiums you have paid, minus partial withdrawals that you have taken, minus outstanding loans, including accrued loan interest, is greater than or equal to the cumulative minimum monthly premiums for each policy month from the first month of your policy through the current monthly processing date.

> In the policy the no-lapse guarantee period is referred to as the "Special Continuation Period."

The minimum monthly premium is one-twelfth of the minimum annual premium. Your minimum annual premium is based on:

- The amount of your base insurance coverage;
- The insured people's ages, genders and risk classes; and
- Additional rider coverage on your policy.

Your minimum annual premium is shown in the schedule pages of your policy. We may reduce the minimum annual premium for group or sponsored arrangements, or for corporate purchasers.

During the no-lapse guarantee period, if there is not enough surrender value to pay the periodic fees and charges due each month and you have satisfied these requirements, we do not allow your policy and riders to lapse. We do not permanently waive these charges. Instead, we continue to deduct these charges which may result in a negative surrender value, unless you pay enough premium to prevent this. The negative balance is your unpaid monthly periodic fees and charges owing. At the end of the no-lapse guarantee period, to avoid lapse of your policy and riders you must pay enough premium to bring the surrender value to zero plus the amount that covers your estimated monthly periodic fees and charges for the following two months. **See Lapse, page 56.**

There is no charge for this guarantee.

Death Benefit Guarantee. The policy has a death benefit guarantee which provides that the policy will not lapse even if the surrender value is not enough to pay the periodic fees and charges each month.

<table>
<tr><td>In the policy the "death benefit guarantee" is referred to as the "Guaranteed Minimum Death Benefit."</td><td></td></tr>
</table>

This is an optional benefit that may be selected only when you apply for the policy. The death benefit guarantee extends the period that your policy's base insurance coverage remains in force even if the surrender value declines due to poor investment performance of the funds. Provided you keep the death benefit guarantee in force, this guarantee lasts until the continuation of coverage period begins, so long as you meet all requirements.

To keep the death benefit guarantee in force:
- You must pay premium at least equal to the guarantee period annual premium; and
- Your net policy value must meet certain diversification requirements.

The guarantee period annual premium for the death benefit guarantee is based on a percentage of the guideline level premium calculated under the federal tax laws.

Your guideline level annual premium depends on:
- The amount of your base insurance coverage;
- The insured people's ages, genders, risk classes and underwriting characteristics;
- The death benefit option you choose;
- Additional rider coverage on your policy; and
- Other additional benefits on your policy.

On each monthly processing date we test to see if you have paid enough premium to keep your guarantee in place. We take the actual premiums we have received and subtract the partial withdrawals and loans (including accrued interest) you have taken. The result must equal or exceed the sum of the guarantee period monthly premium payments for each policy month starting with your first policy month through the end of the policy month that begins on the current monthly processing date. A guarantee period monthly premium is equal to one-twelfth of the guarantee period annual premium.

You must continually meet the premium requirements for this feature to remain in effect. If your policy benefits increase, the guarantee period annual premium increases.

In addition, to keep the death benefit guarantee in force your net policy value on any monthly processing date must meet one of the following diversification requirements:
- Your net policy value is allocated to at least five investment options with no more than 35% invested in any one investment option; or
- At least 65% of your net policy value is allocated to one or more of the ING LifeStyle, ING MarketPro (if available) or ING MarketStyle portfolios.

You should consider the following in relation to the death benefit guarantee:

- If you have the death benefit guarantee, the guarantee period annual premium will be shown on your policy schedule page. (**See Premium Payments, page 21**);
- If your policy fails to satisfy either the annual premium or diversification test we will send you a notice and give you a thirty day opportunity to correct the condition. If you do not correct it, the death benefit guarantee terminates;
- Once it terminates, you cannot reinstate the death benefit guarantee and the guarantee period annual premium no longer applies to your policy;
- You may terminate this guarantee at any time during the guarantee period upon written notice to us;
- A loan may cause the termination of the this guarantee because we deduct your loan amount plus accrued loan interest from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the guarantee in effect; and
- Even if the death benefit guarantee terminates, your policy will not necessarily lapse (**See Lapse, page 56**).

There is a charge each month if you select this guarantee.

Additional Insurance Benefits

Your policy may include additional insurance benefits, attached by rider. There are two types of riders:
- Those that provide optional benefits that you must select before they are effective; and
- Those that automatically come with the policy.

The following information does not include all of the terms and conditions of each rider, and you should refer to the rider to fully understand its benefits and limitations. We may offer riders not listed here. Not all riders may be available under your policy. Contact your agent/registered representative for a list of riders and their availability.

Optional Rider Benefits

The following riders may have an additional cost, but you may cancel optional riders at any time. *Adding or canceling riders may have tax consequences.* **See Modified Endowment Contracts, page 60.**

Adjustable Term Insurance Rider. You may increase the amount of your total insurance coverage under the policy by adding coverage under the Adjustable Term Insurance Rider before the insured people's joint equivalent age of 85, assuming both insured people are alive and insurable. This rider allows you to schedule the pattern of insurance coverage appropriate for your anticipated needs. As the name suggests, the Adjustable Term Insurance Rider adjusts over time to maintain your desired level of total coverage.

You specify your amount of total insurance coverage when you apply for this rider. The amount of total insurance coverage can be level for the life of your policy or can be scheduled to change at the beginning of a selected policy year(s). **See Changes in the Amount of Your Insurance Coverage, page 32.**

> In the policy "base insurance coverage" or "base coverage" is referred to as the "Stated Death Benefit"; the "total insurance coverage" or "total coverage" is referred to as the "Target Death Benefit."

Generally, the minimum amount of insurance coverage under a policy is $250,000. If you have an Adjustable Term Insurance Rider, the minimum amount of base insurance coverage to issue a policy is $100,000, as long as your total insurance coverage is at least $250,000.

We generally restrict your coverage under this rider to an amount not more than nine times your base insurance coverage at issue. Under certain circumstances, we will be willing to allow you to specify a total insurance coverage of up to twenty-one times your base insurance coverage during the first four policy years. After this four-year period, the normal total insurance coverage maximum applies.

The Adjustable Term Insurance Rider benefit is the difference between the amount of your total death benefit and your base death benefit, but not less than zero. The rider's benefit automatically adjusts daily as the amount of your base death benefit changes. Your death benefit proceeds depend on which death benefit option is in effect.

Under death benefit Option 1, the total death benefit is the greater of:
- The amount of total insurance coverage you have selected; or
- Your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under death benefit Option 2, the total death benefit is the greater of:
- The amount of total insurance coverage you have selected plus your policy value; or
- Your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

For example, under death benefit Option 1, assume your base death benefit changes as a result of a change in your policy value. The Adjustable Term Insurance Rider adjusts to provide death benefit proceeds equal to your total insurance coverage in each year:

Base Death Benefit	Amount of Total Insurance Coverage	Adjustable Term Insurance Benefit
$201,500	$250,000	$48,500
$202,500	$250,000	$47,500
$202,250	$250,000	$47,750

It is possible that the amount of your adjustable term insurance may be zero if your base death benefit increases enough. Using the same example, if the base death benefit under your policy grew to $250,000 or more, the adjustable term insurance benefit would be zero.

Even when the adjustable term insurance benefit is reduced to zero, your rider remains in effect until you remove it from your policy. Therefore, if later the base death benefit drops below the amount of your total insurance coverage, the Adjustable Term Insurance Rider coverage reappears to maintain the amount of your total insurance coverage.

You may change the amount of your total insurance coverage, according to our rules. **See Changes in the Amount of Your Insurance Coverage, page 32.**

We may deny future, scheduled increases to the amount of your total insurance coverage if you cancel a scheduled change or if you ask for an unscheduled decrease in your total insurance coverage.

Partial withdrawals, changes from death benefit Option 1 to Option 2, and decreases in the amount of your base insurance coverage may reduce the amount of your total insurance coverage. **See Partial Withdrawals, page 53; and Changes in the Amount of Your Insurance Coverage, page 32.**

There is no defined premium for a given amount of adjustable term insurance benefit. Instead, we deduct a separate monthly cost of insurance charge from your policy value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider benefit multiplied by the amount of adjustable term insurance benefit in effect at the monthly processing date. The cost of insurance rates are determined by us from time to time. They are based on the issue ages, genders and risk classes of the insured people, as well as the length of time since your policy date. **See the Optional Rider Fees and Charges table on page 10 for the minimum rates, maximum rates and the rates for the representative insured people.**

The only charge for this rider is the cost of insurance charge. The total charges that you pay may be more or less if you have some coverage under an Adjustable Term Insurance Rider rather than just base insurance coverage. There are no sales charges or surrender charges for this coverage.

If the total insurance coverage is increased by you after the Adjustable Term Insurance Rider is issued, we use the same cost of insurance rate schedule for the entire coverage for this rider. These rates are based on the original risk classes even though satisfactory new evidence of insurability is required for the increased schedule. The current rates for this rider are generally lower than current cost of insurance rates for the base insurance coverage. **See Cost of Insurance, page 27.**

Not all policy features may apply to the Adjustable Term Insurance Rider. The rider does not contribute to the policy value nor to the surrender value. It does not affect investment performance and cannot be used for a loan. The Adjustable Term Insurance Rider provides benefits only at the death of the second of the insured people.

Important Information About the Adjustable Term Insurance Rider. It may be to your economic advantage to include all or part of your insurance coverage under the Adjustable Term Insurance Rider. Working with your agent/registered representative, consider the factors described in this section when deciding whether to include coverage under the Adjustable Term Insurance Rider and in what proportion to the total amount of coverage under your policy:

- **Cost of Insurance and Other Fees and Charges.** The cost of insurance rates and other fees and charges affect the value of your policy. The lower the cost of insurance and other fees and charges, the greater the policy value. Accordingly, please be aware that:
  - ▷ The current cost of insurance rates for coverage under the Adjustable Term Insurance Rider are generally less than the current cost of insurance rates for coverage under the base policy; and
  - ▷ Some policy fees and charges that apply to coverage under the base policy may not apply to coverage under the Adjustable Term Insurance Rider.

- **Features and Benefits.** Certain features and benefits are limited or unavailable if you have Adjustable Term Insurance Rider coverage, including:
  - ▷ Death Benefit Guarantees.
- **Compensation.** We generally pay more compensation too your agent/registered representative on premiums paid for coverage under the base policy than we do on premiums paid for coverage under the Adjustable Term Insurance Rider. **See *Distribution of the Policy*, page 71.**

With these factors in mind, you should discuss with your agent/registered representative how the use of the Adjustable Term Insurance Rider will affect the costs, benefits, features and performance of your policy. You should also review illustrations based on different combinations of base policy and Adjustable Term Insurance Rider coverage so that you can decide what combination best meets your needs. The foregoing discussion does not contain all of the terms and conditions or limitations of coverage under the policy or the Adjustable Term Insurance Rider, and you should read them carefully to fully understand their benefits and limitations.

Single Life Term Insurance Rider. This rider provides a benefit upon the death of one of the insured people under your policy. You may choose to add a Single Life Term Insurance Rider for one insured person. Or, you may add two riders, one for each insured person. You may add this rider to your policy at any time if both insured people are alive and insurable according to our rules.

We will issue the Single Life Term Insurance Rider on an insured person who is between the ages of 15 and 85. Coverage under this rider will continue until:
- The insured person covered by this rider reaches age 100;
- The continuation of coverage provision becomes effective;
- The death benefit guarantee is used to keep the policy in force;
- The insured person covered by this rider dies;
- The grace period expires and the policy lapses; or
- The policy is surrendered.

The minimum amount of coverage for a Single Life Term Insurance Rider is $1,000. The maximum coverage under this rider is subject to our underwriting determinations. At issue, you may schedule the rider's benefit to increase or decrease.

Your request for an increase or decrease in rider coverage is effective on the next monthly processing date after we approve your request. There may be underwriting or other requirements which must be met before we approve your request. A requested change in your coverage must be for at least $1,000. If you schedule or request an increase after issue, the insured person will be subject to our underwriting requirements.

The charge for this rider is based on the age, gender and risk class of the insured person. The charge for this rider is deducted on each monthly processing date as a cost per each $1,000 of the net amount at risk under the rider. See the policy schedule pages for information on your actual cost. There are no surrender charges for decreases in the amount of coverage under the single life term rider. **See the Optional Rider Fees and Charges table on page 10 for the minimum rates, maximum rates and the rates for a representative insured person.**

Automatic Rider Benefits

The following rider benefits may come with your policy automatically.

Accelerated Death Benefit Rider. Under certain circumstances, the Accelerated Death Benefit Rider allows you to accelerate payment of the death benefit that we otherwise would pay upon the second death of the insured people. Generally, we will provide an accelerated benefit under this rider if the sole surviving insured person has a terminal illness that will result in his or her death within 12 months, as certified by a physician. The accelerated benefit may not be more than 50% of the amount that would be payable at the second death of the insured people. The accelerated benefit will first be used to pay off any outstanding loans and interest due. The remainder of the accelerated benefit will be paid to you in a lump sum. There is no charge for this rider.

Consider the following when deciding whether to accelerate the death benefit under this rider:
- Receipt of an accelerated payment under this rider reduces the policy's death benefit, surrender value and rider benefits by the percentage of eligible coverage that is accelerated. For example, if the accelerated payment is 25% of the eligible coverage, the new death benefit will be 75% of the death benefit proceeds just prior to acceleration;
- Accelerating the death benefit will not affect the amount of premium payable on the policy;
- No loans are permitted after this rider is exercised; and
- There may be tax consequences to requesting payment under this rider, and you should consult with a qualified tax adviser for further information. **See Accelerated Death Benefit Rider, page 61.**

Certain limitations and restrictions are described in the rider. Additionally, the benefit may vary by state. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state and on any particular policy.

Overloan Lapse Protection Rider. The Overloan Lapse Protection Rider is a benefit which guarantees that your policy will not lapse even if your surrender value or net policy value, as applicable, is not enough to pay the periodic fees and charges when due. This rider may help you keep your policy in force and avoid tax consequences resulting from your policy lapsing with a loan outstanding. **See *Distributions Other than Death Benefits,* page 61.**

You may exercise this rider by written request if all of the following conditions are met:

- You elected to have your policy meet the requirements of the guideline premium test **(see Death Benefit Qualification Test, page 34)**;
- At least 15 years have elapsed since your policy date;
- The younger joint person is at least age 75;
- Your loan account value is equal to or greater than the amount of your base insurance coverage (or total insurance coverage, if greater);
- Your loan account value less any unearned loan interest does not exceed your policy value less the transaction charge for this rider **(see Loan Account Value, page 47; see also Loan Interest, page 47)**;
- Exercise of this rider does not cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code **(see Modified Endowment Contracts, page 60);** and
- Exercise of this rider does not cause your policy to violate the statutory premium limits allowed under the guideline premium test **(see Death Benefit Qualification Test, page 34).**

We will notify you if you meet all of these conditions and explain the consequences of choosing to exercise this rider.

You should consider the following consequences when deciding whether to exercise the Overloan Lapse Protection Rider:

- On the monthly processing date on or next following the date we receive your request to exercise this rider:
  - ▷ We will assess a one time transaction charge. This charge equals 3.50% of your policy value **(see Transaction Fees and Charges table, page 8)**;
  - ▷ If another death benefit option is in effect, the death benefit option will automatically be changed to death benefit Option 1 **(see Death Benefit Options, page 34)**;
  - ▷ The amount of insurance coverage after exercise of this rider will equal your policy value (less the transaction charge) multiplied by the appropriate guideline premium test factor described in Appendix A; and
  - ▷ Amounts allocated to the subaccounts of the variable account will be transferred to the fixed account;
  - ▷ All other benefit riders will be terminated.
- Insurance coverage under your policy will continue in force, subject to the following limitations and restrictions:
  - ▷ We will continue to deduct monthly periodic fees and charges (other than the Mortality and Expense Risk charge which will no longer apply);
  - ▷ You may not make any further premium payments;
  - ▷ Any unpaid loan interest will be added to your loan account balance;
  - ▷ You may not make any future transfers from the fixed account to the subaccounts of the variable account;
  - ▷ You may not add any additional benefits by rider in the future; and
  - ▷ You may not increase or decrease the amount of insurance coverage, change the death benefit option or make any partial withdrawals.

This rider is available on or after the later of April 30, 2007, or the date the rider is approved in your state. This benefit may vary by state. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state and on any particular policy.

Policy Value

Your policy value equals the sum of your fixed account, variable account and loan account values. Your policy value reflects:
- The net premium applied to your policy;
- The fees and charges that we deduct;
- Any partial withdrawals you take;
- Interest earned on amounts allocated to the fixed account;
- The investment performance of the funds underlying the subaccounts of the variable account; and
- Interest earned on amounts held in the loan account.

Fixed Account Value

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value. **See The Fixed Account, page 19.**

Variable Account Value

Your variable account value equals your policy value attributable to amounts invested in the subaccounts of the variable account.

Determining Values in the Subaccounts. The value of the amount invested in each subaccount is measured by accumulation units and accumulation unit values. The value of each subaccount is the accumulation unit value for that subaccount multiplied by the number of accumulation units you own in that subaccount. Each subaccount has a different accumulation unit value.

The accumulation unit value is the value determined on each valuation date. The accumulation unit value of each subaccount varies with the investment performance of its underlying fund. It reflects:
- Investment income;
- Realized and unrealized gains and losses;
- Fund expenses (including fund redemption fees, if applicable);
- Daily mortality and expense risk charges; and
- Taxes, if any.

A valuation date is a date on which a fund values its shares and the New York Stock Exchange is open for business, except for days on which valuations are suspended by the SEC. Each valuation date ends at 4:00 p.m. Eastern time. We reserve the right to revise the definition of valuation date as needed in accordance with applicable federal securities laws and regulations.

In the policy the "policy value" is referred to as the "Account Value"; the "fixed account value" is referred to as the "Account Value of the Guaranteed Interest Division"; the "variable account value" is referred to as the "Account Value of the Investment Options of the Separate Account"; and the "loan account value" is referred to as the "Account Value of the Loan Division."

You purchase accumulation units when you allocate premium or make transfers to a subaccount, including transfers from the loan account.

We redeem accumulation units:
- When amounts are transferred from a subaccount (including transfers to the loan account);
- For the monthly deduction of the periodic fees and charges from your policy value;
- For policy transaction fees;
- When you take a partial withdrawal;
- If you surrender your policy; and
- To pay the death benefit proceeds.

To calculate the number of accumulation units purchased or sold we divide the dollar amount of your transaction by the accumulation unit value for the subaccount calculated at the close of business on the valuation date of the transaction.

The date of a transaction is the date we receive your premium or transaction request at our Customer Service Center in good order, so long as the date of receipt is a valuation date. We use the accumulation unit value that is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

We deduct the periodic fees and charges each month from your policy value on the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the subaccounts goes up or down depending on investment performance of the corresponding funds. **There is no guaranteed minimum value of amounts invested in the subaccounts of the variable account.**

How We Calculate Accumulation Unit Values. We determine the accumulation unit value for each subaccount on each valuation date.

We generally set the accumulation unit value for a subaccount at $10 when the subaccount is first opened. After that, the accumulation unit value on any valuation date is:
- The accumulation unit value for the preceding valuation date, multiplied by
- The subaccount's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date. We reserve the right to revise the definition of valuation period as needed in accordance with applicable federal securities laws and regulations.

We calculate an accumulation experience factor for each subaccount every valuation date as follows:

- We take the net asset value of the underlying fund shares as reported to us by the fund managers as of the close of business on that valuation date;
- We add dividends or capital gain distributions declared and reinvested by the fund during the current valuation period;
- We subtract a charge for taxes, if applicable;
- We divide the resulting amount by the net asset value of the shares of the underlying fund at the close of business on the previous valuation date; and
- We then subtract the mortality and expense risk charge. The daily charge is 0.002055% (0.75% annually) of the accumulation unit value. If the previous day was not a valuation date, this charge is multiplied by the number of days since the last valuation date.

Loan Account Value

When you take a loan from your policy we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account and we credit interest to the amount held in the loan account. Your loan account value is equal to your outstanding loan amount plus accrued interest in the loan account. **See Loans, page 47.**

> In the policy the "loan account" is referred to as the "Loan Division."

Special Features and Benefits

Loans

You may borrow money from us at any time after the first policy month, by using your policy as collateral for the loan. Unless state law requires otherwise, a new loan amount must be at least $100 and the maximum amount you may borrow is limited to the surrender value of your policy minus the monthly periodic fees and charges to your next policy anniversary or the monthly periodic fees and charges for the next thirteen months if you take a loan within thirty days before your next policy anniversary.

Your loan request must be directed to our Customer Service Center. When you request a loan you may specify the investment options from which the loan collateral will be taken. If you do not specify the investment options, the loan collateral will be taken proportionately from each active investment option you have, including the fixed account.

If you request an additional loan, we add the new loan amount to your existing loan. This way, there is only one loan outstanding on your policy at any time.

Loan Interest. We credit amounts held in the loan account with interest at an annual rate of 3.00%. Interest that we credit to the loan account becomes part of your loan account value until the next policy anniversary when it is transferred to the investment options according to your most recent allocation instructions.

We also charge interest on loans you take. The annual interest rate charged is 3.75%. Interest accrues daily but is due in arrears on each policy anniversary. If you do not pay the interest when it is due, we add it to your loan amount.

Loan Repayment. You may repay your loan at any time. We assume that payments you make, other than scheduled premium payments, are loan repayments. You must tell us if you want unscheduled payments to be premium payments.

When you make a loan repayment, we transfer an amount equal to your payment from the loan account to the subaccounts and fixed account in the same proportion as your current premium allocation, unless you tell us otherwise.

Effects of a Loan. Using your policy as collateral for a loan will affect your policy in various ways. You should carefully consider the following before taking a loan:
- If you do not make loan repayments your policy could lapse if your loan amount plus accrued interest is greater than your policy value, less any surrender charges;
- A loan may cause the termination of the death benefit guarantee because we deduct your loan amount plus accrued loan interest from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the death benefit guarantee in effect;
- Taking a loan reduces your opportunity to participate in the investment performance of the subaccounts and the interest guarantees of the fixed account;
- Accruing loan interest will change your policy value as compared to what it would have been if you did not take a loan;
- Even if you repay your loan, it will have a permanent effect on your policy value;
- If you use the continuation of coverage feature and you have a loan, loan interest continues to accrue and could cause your policy to lapse;
- If you do not repay your loan we will deduct any outstanding loan amount plus accrued loan interest from amounts payable under the policy; and
- Loans may have tax consequences and if your policy lapses with a loan outstanding, you may have further tax consequences. **See *Distributions Other than Death Benefits*, page 59.**

Transfers

You currently may make an unlimited number of transfers of your variable account value between the subaccounts and to the fixed account. Transfers are subject to any conditions that we or the funds whose shares are involved may impose, including:
- If your state requires a refund of premium during the free look period, you may not make transfers until after your free look period ends;
- The minimum amount you may transfer is $100;
- If the amount remaining in the investment option after a transfer will be less than $100, we will transfer the entire amount; and
- We may limit the number of transfers or restrict or refuse transfers because of frequent or disruptive transfers, as described below.

Any conditions or limits we impose on transfers between the subaccounts or to the fixed account will generally apply equally to all policy owners. However, we may impose different conditions or limits on policy owners or third parties acting on behalf of policy owners, such as market timing services. **See Limits on Frequent and Disruptive Transfers, page 51.**

Transfers from the fixed account to the subaccounts of the variable account may be made only during the first 30 days of each policy year and are limited to the greater of:
- 25% of your fixed account value at the time of the first such transfer in a policy year;
- The sum of the amounts transferred and withdrawn from the fixed account during the prior policy year; or
- $100.

We reserve the right to liberalize these restrictions on transfers from the fixed account, depending on market conditions. Any such liberalization will generally apply equally to all policy owners. However, we may impose different restrictions on third parties acting on behalf of policy owners, such as market timing services.

We process all transfers and determine all values in connection with transfers on the valuation date we receive your request in good order, except as described below for the dollar cost averaging or automatic rebalancing programs.

Dollar Cost Averaging. Anytime you have at least $10,000 invested in a subaccount that invests in the ING Limited Maturity Bond Portfolio or the ING Liquid Assets Portfolio (the "source subaccount"), you may elect dollar cost averaging. There is no charge for this feature.

Dollar cost averaging is a long-term investment program through which you direct us to automatically transfer at regular intervals a specific dollar amount or percentage of subaccount value from the source subaccount to one or more of the other subaccounts. We do not permit transfers to the fixed account or the loan account under this program. You may request that the dollar cost averaging transfers occur on a monthly, quarterly, semi-annual or annual basis.

This systematic plan of transferring policy values is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps reduce the risk of investing too little when the price of a fund's shares is low. Because you transfer the same dollar amount to the subaccounts each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least one day after we receive your dollar cost averaging request. If your state requires a refund of all premium received during the free look period, dollar cost averaging begins after the end of your free look period.

You may have both dollar cost averaging and automatic rebalancing at the same time. However, your dollar cost averaging source subaccount cannot be included in your automatic rebalancing program.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.

You may discontinue your dollar cost averaging program at any time. We reserve the right to discontinue, modify or suspend this program, and dollar cost averaging will automatically terminate on:

- The date you specify;
- The date your balance in the source subaccount reaches a dollar amount you set;
- The date your balance in the source subaccount is equal to or less than the amount to be transferred. In this situation we will transfer the entire balance of the source subaccount to the other subaccounts you have selected; or
- Any date when dollar cost averaging transfers are scheduled and the policy is in the grace period.

Automatic Rebalancing. Automatic rebalancing is a program for simplifying the process of asset allocation and maintaining a consistent allocation of your variable and fixed account values among your chosen investment options. There is no charge for this feature.

If you elect automatic rebalancing, we periodically transfer amounts among the investment options to match the asset allocation percentages you have chosen. This action rebalances the amounts in the investment options that do not match your set allocation percentages. This mismatch can happen if an investment option outperforms another investment option over the time period between automatic rebalancing transfers.

Automatic rebalancing may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. If you do not specify a frequency, automatic rebalancing will occur quarterly.

The first transfer occurs on the date you select (after your free look period if your state requires return of premium during the free look period). If you do not request a date, processing is on the last valuation date of the calendar quarter in which we receive your request in good order.

You may have both automatic rebalancing and dollar cost averaging at the same time. However, the source subaccount for your dollar cost averaging program cannot be included in your automatic rebalancing program. You may not include the loan account.

Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the valuation date that we receive it at our Customer Service Center. If you reduce the amount allocated to the fixed account, it is considered a transfer from that account. You must meet the requirements for the maximum transfer amount and time limitations on transfers from the fixed account.

If you have the death benefit guarantee and you ask for an automatic rebalancing allocation that does not meet the death benefit guarantee diversification requirements, we will notify you and ask you for revised instructions. If you have the death benefit guarantee and you terminate automatic rebalancing, you still must meet the diversification requirements for the guarantee period to continue. **See No-Lapse and Death Benefit Guarantees, page 37.**

You may discontinue your automatic rebalancing program at any time. We reserve the right to discontinue, modify or suspend this program, and automatic rebalancing will automatically terminate if the policy is in the grace period on any date when automatic rebalancing transfers are scheduled.

Limits on Frequent or Disruptive Transfers

The policy is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all policy owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the policy.**

We have an excessive trading policy and monitor transfer activity. You will violate our excessive trading policy if your transfer activity:
- Exceeds our current definition of excessive trading, as defined below;
- Is identified as problematic by an underlying fund (even if the activity does not exceed our monitoring standard for excessive trading);
- Is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved; or
- Is determined, in our sole discretion, to be not in the best interests of other policy owners.

If we determine that you have violated our excessive trading policy we will take the following actions. Upon the first violation, we will send to you a one time warning letter. After a second violation we will suspend your transfer privileges via facsimile, telephone, email and the internet, and your transfer privileges will be limited to submission by regular U.S. mail for a period of six months. Our suspension of your electronic transfer privileges will relate to all transfers, not just those fund(s) involved in the excessive transfer activity, and will extend to other company variable life insurance policies and variable annuity contracts that you own. It may be extended to other variable policies and contracts that are issued to you by our affiliates. At the end of the six month suspension period, your electronic transfer privileges will be reinstated. If, however, you violate our excessive trading policy again, after your electronic transfer privileges have been reinstated, we will suspend your electronic transfer privileges permanently. We will notify you in writing if we take any of these actions.

Additionally, if we determine that our excessive trading policy has been violated by a market-timing organization or an individual or other party that is authorized to give transfer instructions on your behalf, whether such violation relates to your policy or another owner's variable policy or contract, we will also take the following actions, without prior notice:
- Not accept transfer instructions from that organization, individual or other party; and
- Not accept preauthorized transfer forms from market timing organizations, individuals or other parties acting on behalf of more than one policy owner at a time.

Our current definition of excessive trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs (including reoccurring rebalancing transactions under corporate owned policies) and transfers involving certain de minimis amounts when determining whether transfer activity is excessive.

The company does not allow exceptions to our excessive trading policy. We reserve the right to modify our excessive trading policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of policy owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all policy owners or, as applicable, to all policy owners investing in the underlying fund.

Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

The Company Intends to Modify its Excessive Trading Policy in October 2007. At that time, the company will begin restricting electronic transfer privileges if a policy owner (1) requests two purchases and subsequent sales of the same fund in a 60 calendar day period; or (2) requests six purchases and subsequent sales of the same fund within a twelve month period. We may change these planned modifications before they are implemented.

The company intends to notify policy owners before we implement these changes; however, failure to provide this notice will not prevent the company from implementing these or any other changes to our excessive trading policy.

Limits Imposed by the Funds. Most underlying funds have their own excessive trading policies, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation or transfer to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason.

Agreements to Share Information with Funds. As required by Rule 22c-2 under the 1940 Act, the company has entered into information sharing agreements with each of the fund companies whose funds are offered through the policy. Policy owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and the company's excessive trading policy. Under these agreements, the company is required to share information regarding policy owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about policy owner transactions, this information may include personal policy owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a policy owner's transactions if the fund determines that the policy owner has violated the fund's trading policies. This could include the fund directing us to reject any allocations of premium or policy value to the fund.

Conversion to a Guaranteed Policy. During the first two policy years you may permanently convert your policy to a guaranteed policy, unless state law requires differently. If you elect to make this change, unless state law requires that we issue to you a new guaranteed policy, we will permanently transfer the amounts you have invested in the subaccounts of the variable account to the fixed account and allocate all future net premium to the fixed account. After you exercise this right you may not allocate future premium payments or make transfers to the subaccounts of the variable account. We do not charge for this change. Contact our Customer Service Center or your agent/registered representative for information about the conversion rights available in your state.

Partial Withdrawals

Beginning in the second policy year (or the first policy year for "in corridor" policies) you may withdraw part of your policy's surrender value. Twelve partial withdrawals are currently allowed each policy year, and a partial withdrawal must be at least $100. The maximum partial withdrawal you may take is the amount which leaves $500 as your surrender value (or for in corridor policies during the first policy year, the amount that would cause your policy to no longer qualify as "in corridor"). If your withdrawal request is for more than the maximum, we will require you to surrender your policy or reduce the amount of the withdrawal.

A policy is "in corridor" if:
- Under death benefit Option 1, your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than the amount of your base insurance coverage; or
- Under death benefit Option 2, your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than your base insurance coverage plus your policy value.

We charge a partial withdrawal fee of 2.00% of the amount withdrawn, up to $25 for each partial withdrawal. **See Partial Withdrawal Fee, page 25.**

Unless you specify a different allocation, we will take partial withdrawals from the fixed account and the subaccounts of the variable account in the same proportion that your value in each has to your net policy value immediately before the withdrawal. We will determine these proportions at the end of the valuation period during which we receive your partial withdrawal request. However, amounts withdrawn from the fixed account may not exceed the amount of the total withdrawal multiplied by the ratio of your policy value in the fixed account to your net policy value immediately before the partial withdrawal.

Unless you request otherwise, proceeds from a partial withdrawal generally will be paid into an interest bearing account that you can access, without penalty, through a checkbook feature. **See Transaction Processing, page 67.**

Effects of a Partial Withdrawal. We will reduce your policy value by the amount of the partial withdrawal plus the partial withdrawal fee. Your policy value may also be reduced by the amount of a surrender charge if you take a partial withdrawal which decreases your base insurance coverage.

A partial withdrawal may also cause the termination of the death benefit guarantee because we deduct the amount of the partial withdrawal from the total premiums paid when calculating whether you have paid sufficient premiums in order to maintain the death benefit guarantee.

Under death benefit Option 1, a partial withdrawal will reduce the amount of your base insurance coverage by the amount of a partial withdrawal unless:

- No more than fifteen years have passed since your policy date;
- The joint equivalent age of the insured people is less than age 81; and
- The amount of the partial withdrawal is less than the greater of 10% of your policy value or 5% of the amount of your base insurance coverage.

Any amount withdrawn in excess of the greater of 10% of your policy value or 5% of the amount of your base insurance coverage will reduce the amount of your base insurance coverage by that excess amount.

Under death benefit Option 2, a partial withdrawal will not reduce the amount of your base insurance coverage.

If a partial withdrawal reduces the amount of base insurance coverage, the total amount of insurance coverage will also be reduced for the current year and all future years by an equal amount. Therefore, a partial withdrawal can affect the amount of pure insurance protection under the policy.

We will not allow a partial withdrawal if the amount of insurance coverage after the withdrawal would be less than $250,000.

A reduction in the amount of base insurance coverage as a result of a partial withdrawal will be pro-rated among the existing coverage segments, unless state law requires otherwise.

A partial withdrawal may have adverse tax consequences depending on the circumstances. **See *Tax Status of the Policy*, page 58.**

Policy Split Option

Under certain circumstances, you may exchange your policy for two single life insurance policies: one on each of the two insured people. The policy split option has insurability requirements which must be met at or before your policy is split. Evidence of insurability is required for a new single life policy where coverage is greater than 50% of your original amount of base insurance coverage or for an insured person who is subject to certain underwriting ratings.

On the effective date of the policy split, the available death benefit under your policy will be divided between the two new single life insurance policies. You may take less than the maximum death benefit amount available. If the total death benefit for the two new single life insurance policies is less than the total death benefit under the one policy before the split, there may be a surrender charge.

Unless law requires otherwise, you may use the policy split option upon the occurrence of any of the following events:

- There is a dissolution of business conducted or owned by the two insured people;
- Three months following the effective date of a final divorce decree regarding the marriage of the two insured people; or
- There is a change to the federal estate tax law which results in either:
  - ▷ Removal of the unlimited marital deduction provision; or
  - ▷ A reduction in the current maximum federal estate tax of at least 50% after your policy date.

You must send us written notice of your election to use the policy split option within 180 days of the eligible event. You must provide satisfactory evidence that the event has occurred.

The effective date of the policy split is the first monthly processing date after we approve it. The insurance coverage under the two individual life insurance policies will start on the effective date of the policy split only if both insured people are alive on that date. If either insured person is not alive on that date, your exchange is void.

All terms and conditions of the new policies apply once your policy is split and they may differ from those of this policy. Consult your new single life insurance policies.

The premium for each new policy will be based on each insured person's age, gender and risk class at the time of the split of your policy. Premium will be due for each new policy under the terms of the new policy. The policy value less any surrender charge due of the old policy will be allocated to the new policies on the effective date in the same proportion that the base insurance coverage was divided between the two single life insurance policies, unless we agree to a different allocation. If this allocation causes an increase in the base insurance coverage of either of the new single life policies, we may limit the policy value less any surrender charge due you may apply to each new policy. Remaining surrender value will be paid to you and may be taxable.

If you have an outstanding policy loan it will be divided and transferred to each new single life insurance policy in the same proportion as your policy value less any surrender charge due is allocated. A remaining loan balance must be paid before the effective date of the policy split. Any person or entity to which you have assigned your policy must agree to the policy split. An assignment of your policy generally will apply to each new single life insurance policy.

If you have a Single Life Term Insurance Rider on your policy at the date of the policy split, you may have a term insurance rider insuring the same person on the new policy, if that rider is available. Other riders may or may not be available on the new policies and may be subject to proof of insurability.

Exercising the policy split option may be treated as a taxable transaction. Moreover, the two single life insurance policies could be treated as modified endowment contracts.

You may not split your policy into two single life insurance policies if:
- The continuation of coverage period has begun;
- One of the insured people has died;
- Your grace period has ended and the policy has lapsed; or
- Your policy has been terminated or surrendered.

You should consult a qualified tax adviser before exercising the policy split option.

Persistency Refund

Where state law permits, we pay long-term policy owners a persistency refund. Each month your policy remains in force after your tenth policy anniversary, we credit your policy value with a refund of 0.05% of your policy value. This refund is 0.60% of your policy value on an annual basis.

We do not guarantee that we will pay a persistency refund on the fixed account. If we do, however, we will pay it even if your policy is in the continuation of coverage period.

We add the persistency refund to the subaccounts and fixed account, but not the loan account, in the same proportion that your policy value in each investment option has to your net policy value as of the monthly processing date.

Termination of Coverage

Your insurance coverage will continue under the policy until you surrender your policy or it lapses.

Surrender

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In the policy the "surrender value" is referred to as the "Net Cash Surrender Value."

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You may surrender your policy for its surrender value at any time after the free look period before the second death of the insured people. Your surrender value is your policy value minus any surrender charge and your outstanding loan amount and accrued loan interest.

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You may take your surrender value in other than one payment.

We compute your surrender value as of the valuation date we receive your written surrender request in good order and policy at our Customer Service Center. All insurance coverage ends on the date we receive your surrender request and policy.

Unless you request otherwise, we will deposit your surrender value into an interest bearing account that you can access, without penalty, through a checkbook feature. **See Transaction Processing, page 67.**

If you surrender your policy we may deduct a surrender charge. **See Surrender Charge, page 25.** Surrender of your policy may have adverse tax consequences. **See *Distributions Other than Death Benefits*, page 59.**

Lapse

Your policy will not lapse and your insurance coverage under the policy will continue if on any monthly processing date:
- The no-lapse guarantee is in effect;
- The death benefit guarantee is in effect;
- Your surrender value is enough to pay the periodic fees and charges when due; or
- During the continuation of coverage period, your policy value exceeds your outstanding loan amount plus accrued loan interest.

Grace Period. If on a monthly processing date you do not meet any of these conditions, your policy will enter the 61-day grace period during which you must make a sufficient premium payment to avoid having your policy lapse and insurance coverage terminate.

We will notify you that your policy is in a grace period at least 30 days before it ends. We will send this notice to you (and a person to whom you have assigned your policy) at your last known address in our records. We will notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally equals the past due charges, plus the estimated periodic fees and charges, and charges of any optional rider benefits for the next two months. If we receive payment of the required amount before the end of the grace period, we apply it to your policy in the same manner as your other premium payments, then we deduct the overdue amounts from your policy value.

If you do not pay the full amount within the 61-day grace period, your policy and its riders lapse without value. We withdraw your remaining variable and fixed account values, deduct amounts you owe us and inform you that your coverage has ended.

If the second of the insured people dies during the grace period we pay death benefit proceeds to your beneficiaries with reductions for your outstanding loan amount, accrued loan interest and periodic fees and charges owed.

During the early policy years your surrender value may not be enough to cover the periodic fees and charges due each month, and you may need to pay sufficient premium to keep the no-lapse guarantee or the death benefit guarantee in force. **See Premium Payments, page 21.**

If your policy lapses, any distribution of policy value may be subject to current taxation. **See *Distributions Other than Death Benefits*, page 59.**

Reinstatement

Reinstatement means putting a lapsed policy back in force. You may reinstate a lapsed policy and its riders (other than the death benefit guarantee) by written request any time within five years after it has lapsed. A policy that was surrendered may not be reinstated.

To reinstate the policy and any riders, you must submit evidence of insurability satisfactory to us and pay a premium large enough to keep the policy and any rider benefits in force during the grace period and for at least two months after reinstatement. We will not reinstate your policy if one insured person has died or becomes uninsurable since your policy date. If one insured person was uninsurable at the issue date of your policy and remains uninsurable, we will review the underwriting requirements applicable to each insured person at the time you request reinstatement to determine whether or not your policy may be reinstated. When we reinstate your policy, we reinstate the surrender charges for the amount and time remaining when your coverage lapsed. If you had a loan existing when coverage lapsed, we will reinstate it with accrued loan interest to the date of the lapse.

A policy that lapses during a seven pay testing period and is reinstated more than 90 days after lapsing may be classified as a modified endowment contract for tax purposes. In general, a seven pay testing period is the first seven policy years and the first seven years after certain changes to your policy. You should consult with a qualified tax adviser to determine whether reinstating a lapsed policy will cause it to be classified as a modified endowment contract. **See Modified Endowment Contracts, page 60.**

TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover federal estate, gift and generation-skipping tax implications, state and local taxes or other tax situations. This discussion is not intended as tax advice. Counsel or other qualified tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service ("IRS").

The following discussion generally assumes that the policy will qualify as a life insurance contract for federal tax purposes.

Tax Status of the Company

We are taxed as a life insurance company under the Internal Revenue Code. The variable account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the company. We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the policy. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to us. In addition, any foreign tax credits attributable to the separate account will first be used to reduce any income taxes imposed on the variable account before being used by the company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the variable account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in our being taxed on income or gains attributable to the variable account, then we may impose a charge against the variable account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner that is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements that are set forth in Section 7702 of the Internal Revenue Code. Specifically, the policy must meet the requirements of the guideline premium test. **See Death Benefit Qualification Test, page 34.** If your variable life policy does not satisfy this test, it will not be treated as life insurance under Internal Revenue Code 7702. You would then be subject to federal income tax on your policy income as you earn it. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so. **See *Tax Treatment of Policy Death Benefits*, page 59.**

Diversification and Investor Control Requirements

In addition to meeting the Internal Revenue Code Section 7702 guideline premium test, Internal Revenue Code Section 817(h) requires investments within a separate account, such as our variable account, to be adequately diversified. The Treasury has issued regulations that set the standards for measuring the adequacy of any diversification, and the Internal Revenue Service has published various revenue rulings and private letter rulings addressing diversification issues. To be adequately diversified, each subaccount and its corresponding fund must meet certain tests. If these tests are not met your variable life policy will not be adequately diversified and not treated as life insurance under Internal Revenue Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Each subaccount's corresponding fund has represented that it will meet the diversification standards that apply to your policy. Accordingly, we believe it is reasonable to conclude that the diversification requirements have been satisfied. If it is determined, however, that your variable life policy does not satisfy the applicable diversification regulations and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate and reasonable steps to bring your policy into compliance with such regulations and rulings and we reserve the right to modify your policy as necessary in order to do so.

In certain circumstances, owners of a variable life insurance policy have been considered, for federal income tax purposes, to be the owners of the assets of the separate account supporting their policies, due to their ability to exercise investment control over such assets. When this is the case, the policy owners have been currently taxed on income and gains attributable to the separate account assets. Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the variable account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the variable account assets, or to otherwise qualify your policy for favorable tax treatment.

Tax Treatment of Policy Death Benefits

The death benefit, or an accelerated death benefit, under a policy is generally excludable from the gross income of the beneficiary(ies) under Section 101(a)(1) of the Internal Revenue Code. However, there are exceptions to this general rule. Additionally, federal, state and local transfer, estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary(ies). A qualified tax adviser should be consulted about these consequences.

Distributions Other than Death Benefits

Generally, the policy owner will not be taxed on any of the policy value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction or increase in benefits or policy reinstatement, could also cause it to be classified as a modified endowment contract or increase the period during which the policy must be tested. A current or prospective policy owner should consult with a qualified tax adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Additionally, all modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

- All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contract will be treated first as distributions of gain, if any, taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed. The amount of gain in the policy will be equal to the difference between the policy's value, determined without regard to any surrender charges, and the investment in the policy;
- Loan amounts taken from or secured by a policy classified as a modified endowment contract, and also assignments or pledges of such a policy (or agreements to assign or pledge such a policy), are treated first as distribution of gain, if any, taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed; and
- A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to distributions (a) made on or after the date on which the taxpayer attains age 59½; (b) that are attributable to the taxpayer becoming disabled (as defined in the Internal Revenue Code); or (c) that are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a qualified tax adviser to determine whether or not you may be subject to this penalty tax.

Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy is there taxable income. However, certain distributions made in connection with policy benefit reductions during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax. Consult a qualified tax adviser to determine whether or not any distributions made in connection with a reduction in policy benefits will be subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.

Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

Other Tax Matters

Policy Loans

In general, interest on a policy loan will not be deductible. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. You should consult a qualified tax adviser before taking out a loan to determine whether you qualify under this exception.

If a loan from a policy is outstanding when the policy, other than a modified endowment contract, is surrendered or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly.

Accelerated Death Benefit Rider

We believe that payments under the Accelerated Death Benefit Rider should be fully excludable from the gross income of the beneficiary if the beneficiary is one of the insured persons under the policy, or is an individual who has no business or financial connection with the insured persons. (**See Accelerated Death Benefit Rider, page 61, for more information about this rider.**) However, you should consult a qualified tax adviser about the consequences of adding this rider to a policy or requesting payment under this rider.

Continuation of a Policy

The tax consequences of continuing the policy after the younger insured person reaches age 100 are unclear. For example, in certain situations it is possible that after the younger of the two insured people reaches age 100 the IRS could treat you as being in constructive receipt of the policy value if the policy value becomes equal to the death benefit. If this happens, an amount equal to the excess of the policy value over the investment in the policy would be includible in your income at that time. Because we believe the policy will continue to constitute life insurance at that time and the IRS has not issued any guidance on this issue, we do not intend to tax report any earnings due to the possibility of constructive receipt in this circumstance. You should consult a qualified tax adviser if you intend to keep the policy in force after the younger insured person reaches age 100.

Section 1035 Exchanges

Internal Revenue Code Section 1035 provides, in certain circumstances, that no gain or loss will be recognized on the exchange of one life insurance policy solely for another life insurance policy or an endowment, annuity or qualified long term care contract. We accept Section 1035 exchanges with outstanding loans. Special rules and procedures apply to Section 1035 exchanges. These rules can be complex, and if you wish to take advantage of Section 1035, you should consult your qualified tax adviser.

Taxation of Policy Splits

The policy split option permits a policy to be split into two other single life policies upon the occurrence of:
- Dissolution of business conducted or owned by the joint insureds;
- A divorce of the joint insureds, or
- Certain changes in federal estate tax laws.

Using the policy split option could have adverse tax consequences. Before you exercise the policy split option, it is important that you consult with a tax advisor regarding the possible tax consequences.

Tax-exempt Policy Owners
Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult a qualified tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

Tax Law Changes

Although the likelihood of legislative action or tax reform is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or other means. It is also possible that any change may be retroactive (that is, effective before the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the policy.

Policy Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Internal Revenue Code, we reserve the right to refuse to accept all or part of your premium payments or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may make changes to your policy or its riders or make distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies.

Any increase in your death benefit will cause an increase in your cost of insurance charges.

Policy Availability and Qualified Plans

The policy is not available for sale to and cannot be acquired with funds that are assets of (i) an employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and that is subject to Title I of ERISA; (ii) a plan described in Section 4975(e)(1) of the Internal Revenue Code; or (iii) an entity whose underlying assets include plan assets by reason of the investment by an employee benefit plan or other plan in such entity within the meaning of 29 C.F.R. Section 2510.3-101 or otherwise.

Policy owners may use the policy in various other arrangements, including:
- Non-qualified deferred compensation or salary continuance plans;
- Split dollar insurance plans;
- Executive bonus plans;
- Retiree medical benefit plans; and
- Other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use your policy with any of these various arrangements, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

Life Insurance Owned by Businesses

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. For example, in the case of a policy issued to a nonnatural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a policy even if no loans are taken under the policy. (An exception to this rule is provided for certain life insurance contracts that cover the life of an individual who is a 20% owner, or an officer, director, or employee of a trade or business.) In addition, in certain instances, a portion of the death benefit payable under an employer-owned policy may be taxable. As another example, special rules apply if you are subject to the alternative minimum tax. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a qualified tax adviser.

Income Tax Withholding

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We generally do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you will have to pay additional income taxes and possibly penalties later. We will also report to the IRS the amount of any taxable distributions.

Policy Transfers

The transfer of the policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.

ADDITIONAL INFORMATION

General Policy Provisions

Your Policy

The policy is a contract between you and us and is the combination of:
- Your policy;
- A copy of your original application and applications for benefit increases or decreases;
- Your riders;
- Your endorsements;
- Your policy schedule pages; and
- Your reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or other officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

Age

The age stated in your policy schedule is the joint equivalent age of the insured people we use to issue your policy. The joint equivalent age is the sum of both insured people's ages adjusted for the differences in ages and genders, divided by two and rounded down.

The insured people must each be no more than age 90 at policy issue. The minimum joint equivalent age must be at least 15. The maximum joint equivalent age must be no more than 85. There is no limit on the difference in the insured people's ages. Age is measured as the age of the insured person on the birthday nearest the policy anniversary.

The policy anniversary nearest to the younger insured person's 100th birthday, whether or not he/she has survived, is the date used for continuation of coverage purposes.

We often use age to calculate rates, charges and values. We determine an insured person's age at a given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits until the death of the second of the insured people. These rights include the right to change the owner, beneficiaries or the method designated to pay death benefit proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our Customer Service Center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive both of the insured people receive the death benefit proceeds. Other surviving beneficiaries receive death benefit proceeds only if there are no surviving primary beneficiaries. If more than one beneficiary survives both insured people, they share the death benefit proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived both insured people, we pay the death benefit proceeds to you or to your estate, as owner. If a beneficiary is a minor, the death benefit proceeds will be held in an interest bearing account until that beneficiary attains the age of majority.

You may name new beneficiaries any time before the death of the second of the insured people. We pay death benefit proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries. **The designation of certain beneficiaries may have tax consequences. See *Other Tax Matters*, page 61.**

Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. **The transfer or assignment of a policy may have tax consequences. See *Other Tax Matters*, page 61.**

Incontestability

After your policy has been in force and both insured people are alive for two years from the policy date and from the effective date of any new coverage segment, an increase in any other benefit or reinstatement, we will not question the validity of statements in your applicable application.

Misstatements of Age or Gender

Notwithstanding the Incontestability provision above, if an insured person's age or gender has been misstated, we adjust the death benefit to the amount which that have been purchased for each insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your policy value on the last monthly processing date before the death of the second of the insured people, or as otherwise required by law.

Suicide

If either insured person commits suicide (while sane or insane), within two years of your policy date, unless otherwise required by law, we limit death benefit proceeds to:
- The total premium we receive to the time of death; minus
- Outstanding loan account value plus accrued loan interest; minus
- Partial withdrawals taken.

We make a limited payment to the beneficiaries for a new coverage segment or other increase if the second of the insured people commits suicide (while sane or insane), within two years of the effective date of a new coverage segment or within two years of an increase in any other benefit, unless otherwise required by law. The limited payment is equal to the cost of insurance and periodic fees and charges that were deducted for the increase.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you and your policy either entering the 61-day grace period or lapsing. **See Lapse, page 56. See also Premium Payments Affect Your Coverage, page 22.**

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes applicable in laws or regulations and our ongoing assessment of our exposure to illegal activity.

Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:
- Death benefit proceeds;
- Surrender value;
- Partial withdrawals; and
- Loan proceeds.

We may delay processing these transactions if:
- The New York Stock Exchange is closed for trading;
- Trading on the New York Stock Exchange is restricted by the SEC;
- There is an emergency so that it is not reasonably possible to sell securities in the subaccounts or to determine the value of a subaccount's assets; and
- A governmental body with jurisdiction over the variable account allows suspension by its order.

SEC rules and regulations generally determine whether or not these conditions exist.

We execute transfers among the subaccounts as of the valuation date of our receipt of your request at our Customer Service Center.

We determine the death benefit as of the date of death of the second of the insured people. The death benefit proceeds are not affected by subsequent changes in the value of the subaccounts.

We may delay payment from our fixed account for up to six months, unless law requires otherwise, of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

Unless you request otherwise, we generally pay death benefit proceeds, surrender value and partial withdrawals into an interest bearing account that may be accessed by you or the beneficiary, as applicable, through a checkbook feature. This interest bearing account is backed by our general account, and the checkbook feature may be used to access the payment at any time without penalty.

Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for changes to your policy or if you surrender it.

If an insured person dies while your policy is in force, please let us know as soon as possible. If it is the second death of the insured people, we will send you instructions on how to make a claim. As proof of an insured person's death, we may require proof of the deceased insured person's age and a certified copy of the death certificate.

The beneficiaries and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records of doctors and hospitals used by the deceased insured person.

Telephone Privileges

Telephone privileges are automatically provided to you and your agent/registered representative, unless you decline it on the application or contact our Customer Service Center. Telephone privileges allow you or your agent/registered representative to call our Customer Service Center to:
- Make transfers;
- Change premium allocations;
- Change your dollar cost averaging and automatic rebalancing programs; and
- Request a loan.

Our Customer Service Center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:
- Requiring some form of personal identification;
- Providing written confirmation of any transactions; and
- Tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we use reasonable procedures to confirm instructions, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue this privilege at any time. **See Limits on Frequent or Disruptive Transfers, page 51.**

Telephone and facsimile privileges may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent/registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by written request.

Non-participation

Your policy does not participate in the surplus earnings of Security Life of Denver Insurance Company.

Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:
- Articles on variable life insurance and other information published in business or financial publications;
- Indices or rankings of investment securities; and
- Comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the subaccounts and funds. Past performance is not indicative of future performance of the subaccounts or funds and is not reflective of the actual investment experience of policy owners.

We may feature certain subaccounts, the underlying funds and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends and investment performance or other information we believe may be of interest to our customers.

Settlement Options

You may elect to take the surrender value in other than one lump-sum payment. Likewise, you may elect to have the beneficiaries receive the death benefit proceeds other than in one lump-sum payment, if you make this election before the death of the second of the insured people. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of death of the second of the insured people.

The investment performance of the subaccounts does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. The declared interest rate will never be less than 3.00%, and any declared interest rate will be in effect for at least 12 months. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $20 and the total proceeds must be at least $2,000.

The following settlement options are available:
- **Option 1** - The proceeds and interest are paid in equal installments for a specified period until the proceeds and interest are all paid;
- **Option 2** - The proceeds provide an annuity payment with a specified number of months. The payments are continued for the life of the primary payee. If the primary payee dies before the certain period is over, the remaining payments are paid to a contingent payee;
- **Option 3** - The proceeds are left with us to earn interest. Withdrawals and any changes are subject to our approval;
- **Option 4** - The proceeds and interest are paid in equal installments of a specified amount until the proceeds and interest are all paid; and
- **Option 5** - Other options we offer at the time we pay the benefit.

If none of these settlement options have been elected, your surrender value or the death benefit proceeds will be paid in one lump-sum payment.

Unless you request otherwise, death benefit proceeds generally will be paid into an interest bearing account that is backed by our general account and can be accessed by the beneficiary through a checkbook feature. The beneficiary may access the death benefit proceeds at any time without penalty. Interest earned on this account may be less than interest paid under other settlement options.

Reports

Annual Statement. We will send you an annual statement once each policy year showing the amount of insurance coverage under your policy as well as your policy's death benefit, policy and surrender values, the amount of premiums you have paid, the amounts you have withdrawn, borrowed or transferred and the fees and charges we have imposed since the last statement.

We send semi-annual reports with financial information on the funds, including a list of investment holdings of each fund.

We send confirmation notices to you throughout the year for certain policy transactions such as transfers between investment options, partial withdrawals and loans. You are responsible for reviewing the confirmation notices to verify that the transactions are being made as requested.

Illustrations. To help you better understand how your policy values will vary over time under different sets of assumptions, we will provide you with a personalized illustration projecting future results based on the ages and risk classifications of the insured people and other factors such as the amount of insurance coverage, death benefit option, planned premiums and rates of return (within limits) you specify. We may assess a charge not to exceed $25 for each illustration you request after the first in a policy year. **See Excess Illustration Fee, page 26.** Subject to regulatory approval, personalized illustrations may be based upon a weighted average rather than an arithmetic average of fund expenses.

Other Reports. We will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the funds, will be mailed to your household, even if you or other persons in your household have more than one policy issued by us or an affiliate. Call our Customer Service Center toll-free at 1-877-253-5050 if you need additional copies of financial reports, prospectuses, historical account information or annual or semi-annual reports or if you would like to receive one copy for each policy in all future mailings.

Distribution of the Policy

We sell the policy through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. All broker/dealers who sell the policy have entered into selling agreements with ING America Equities, Inc., our affiliate and the principal underwriter and distributor of the policy. ING America Equities, Inc. is organized under the laws of the State of Colorado, registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and a member of the NASD. Its principal office is located at 1290 Broadway, Denver, Colorado 80203-5699.

ING America Equities, Inc. offers the securities under the policies on a continuous basis. For the years ended December 31, 2006, 2005, and 2004, the aggregate amount of underwriting commissions we paid to ING America Equities, Inc. was $30,168,287, $35,623,260 and $34,937,360, respectively.

ING America Equities, Inc. does not retain any commissions or other amounts paid to it by us for sales of the policy. Rather, it pays all the amounts received from us to the broker/dealers for selling the policy, and part of that payment goes to your agent/registered representative.

The following is a list of broker/dealers affiliated with the company which have selling agreements with ING America Equities, Inc.:
- Bancnorth Investment Group, Inc.
- Financial Network Investment Corporation
- Guaranty Brokerage Services, Inc.
- ING Financial Advisers, LLC
- ING Financial Partners, Inc.
- Multi-Financial Securities Corporation
- PrimeVest Financial Services, Inc.

The amounts that we pay for the sale of the policy can generally be categorized as either commissions or other amounts. The commissions we pay can be further categorized as base commissions which may include a portion for wholesaling or supplemental commissions.

Base commissions consist of a percentage of premium we receive for the policy up to the target premium amount, a percentage of premium we receive for the policy in excess of the target premium amount and, as a trail commission, a percentage of your average net policy value. We pay up to 95% of premium received up to target premium in the first year and 5% of premium received in excess of target premium in the first year, up to 5% of total premium received in years two through five with 2% of the average net policy value in the fifth through twentieth policy years (renewal commission), and up to 0.20% of the average net policy value in the fifth through twentieth policy years (trail commission).

Supplemental or wholesaling commissions are paid based on a percentage of target premiums we receive for the policy and certain other designated insurance products sold during a calendar year. The percentages of such commissions that we pay may increase as the aggregate amount of premiums received for all products issued by the company and/or its affiliates during the calendar year increases. The maximum percentage of supplemental or wholesaling commissions that we may pay is 43%.

Generally, the commissions paid on premiums for base coverage under the policy are greater than those paid on premiums for coverage under the Adjustable Term Insurance Rider. Be aware of this and discuss with your agent/registered representative the right blend of base coverage and Adjustable Term Insurance Rider coverage for you.

In addition to the sales compensation described above, ING America Equities, Inc. may also pay broker/dealers additional compensation or reimbursement of expenses for their efforts in selling the policy to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsor payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of policies; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the policy.

The following is a list of the top 25 broker/dealers that, during 2006, received the most, in the aggregate, from us in connection with the sale of registered variable life insurance policies issued by us, ranked by total dollars received:

- ING Financial Partners, Inc.
- NFP Securities, Inc.
- Multi-Financial Securities Corporation
- Transamerica Financial Advisors, Inc.
- M Holdings Securities, Inc.
- Linsco/Private Ledger Corp.
- Securities America, Inc.
- Wachovia Securities, LLC
- American General Securities Incorporated
- Waterstone Financial Group, Inc.
- FSC Agency, Inc.
- ProEquities, Inc.
- Park Avenue Securities LLC
- ValMark Securities, Inc. ValMark Securities, Inc.
- Newbridge Securities Corporation
- R. A. Bench Securities, Inc.
- UBS Financial Services Inc.
- Associated Securities Corp.
- Raymond James Financial Services, Inc.
- Capital Analysts, Incorporated
- World Equity Group, Inc.
- The Leaders Group, Inc.
- Jefferson Pilot Securities Corporation
- Financial Network Investment Corporation
- SII Investments, Inc.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable life insurance policies. It is important for you to know that the payment of volume or sales-based compensation to a broker/dealer or registered representative may provide that registered representative a financial incentive to promote our policies over those of another company and may also provide a financial incentive to promote the policy offered by this prospectus over one of our other policies.

Legal Proceedings

We are not aware of any pending legal proceedings that involve the variable account as a party.

The company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the company's operations or financial position.

ING America Equities, Inc., the principal underwriter and distributor of the policy, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING America Equities, Inc. is not involved in any legal proceeding that, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the policy.

Financial Statements

Financial statements of the variable account and the company are contained in the Statement of Additional Information. To request a free Statement of Additional Information, please contact our Customer Service Center at the address or telephone number on the back of this prospectus.

APPENDIX A

Definition of Life Insurance Factors

Guideline Premium Test Factors

Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor
0-40	2.50	48	1.97	56	1.46	64	1.22	72	1.11
41	2.43	49	1.91	57	1.42	65	1.20	73	1.09
42	2.36	50	1.85	58	1.38	66	1.19	74	1.07
43	2.29	51	1.78	59	1.34	67	1.18	75 - 90	1.05
44	2.22	52	1.71	60	1.30	68	1.17	91	1.04
45	2.15	53	1.64	61	1.28	69	1.16	92	1.03
46	2.09	54	1.57	62	1.26	70	1.15	93	1.02
47	2.03	55	1.50	63	1.24	71	1.13	94	1.01
								95 +	1.00

Guideline Premium Test Factors - Enhanced

Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor
0-40	2.50	51	1.78	62	1.26	73	1.12	84	1.11
41	2.43	52	1.71	63	1.24	74	1.11	85	1.10
42	2.36	53	1.64	64	1.22	75	1.10	86	1.09
43	2.29	54	1.57	65	1.20	76	1.11	87	1.08
44	2.22	55	1.50	66	1.19	77	1.12	88	1.07
45	2.15	56	1.46	67	1.18	78	1.13	89	1.06
46	2.09	57	1.42	68	1.17	79	1.14	90	1.05
47	2.03	58	1.38	69	1.16	80	1.16	91	1.04
48	1.97	59	1.34	70	1.15	81	1.14	92	1.03
49	1.91	60	1.30	71	1.14	82	1.13	93	1.02
50	1.85	61	1.28	72	1.13	83	1.12	94	1.01
								95 +	1.00

APPENDIX B

Funds Available Through the Variable Account

The following chart lists the funds that are currently available through the subaccounts of the variable account, along with each fund's investment adviser/subadviser and investment objective. More detailed information about the funds can be found in the current prospectus for each fund.

There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating policy value to the subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
American Funds – Growth Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital by investing primarily in U.S. common stocks.
American Funds – Growth-Income Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks capital growth and income over time by investing primarily in U.S. common stocks and other securities that appear to offer potential for capital appreciation and/or dividends.
American Funds – International Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital over time by investing primarily in common stocks of companies based outside the United States.
Fidelity® VIP Contrafund® Portfolio (Service Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Management & Research (U.K.) Inc.; Fidelity International Investment Advisors, Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio (Service Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Management & Research (U.K), Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index (S&P 500®).

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING AllianceBernstein Mid Cap Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: AllianceBernstein, L.P.	Seeks long-term growth of capital. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING BlackRock Large Cap Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING Evergreen Health Sciences Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Evergreen Investment Management Company, LLC	A *non-diversified* portfolio that seeks long-term capital growth. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Evergreen Omega Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Evergreen Investment Management Company, LLC	Seeks long-term capital growth. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Fidelity Management & Research Co.	Seeks long-term growth of capital.
ING FMR^{SM} Large Cap Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Fidelity Management & Research Co.	Seeks growth of capital over the long term. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Global Resources Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co.	A *non-diversified* portfolio that seeks long-term capital appreciation.
ING JPMorgan Emerging Markets Equity Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING JPMorgan Value Opportunities Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: J. P. Morgan Investment Management Inc.	Seeks to provide long-term capital appreciation. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Julius Baer Foreign Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Julius Baer Investment Management, LLC	Seeks long-term growth of capital. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Legg Mason Value Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Legg Mason Capital Management, Inc.	A *non-diversified* portfolio that seeks long-term growth of capital. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING LifeStyle Aggressive Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital. This objective is not fundamental and may be changed without a shareholder vote.
ING LifeStyle Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital and some current income. This objective is not fundamental and may be changed without a shareholder vote.
ING LifeStyle Moderate Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital and a low to moderate level of current income. This objective is not fundamental and may be changed without a shareholder vote.
ING LifeStyle Moderate Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital and current income. This objective is not fundamental and may be changed without a shareholder vote.
ING Limited Maturity Bond Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
ING Liquid Assets Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING MarketStyle Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital and some current income. This objective is not fundamental and may be changed without a shareholder vote.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING MarketStyle Moderate Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital and low to moderate level of current income. This objective is not fundamental and may be changed without a shareholder vote.
ING MarketStyle Moderate Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital and current income. This objective is not fundamental and may be changed without a shareholder vote.
ING Marsico Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Marsico Capital Management, LLC	Seeks capital appreciation.
ING Marsico International Opportunities Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Marsico Capital Management, LLC	Seeks long-term growth of capital. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING MFS Total Return Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income.
ING MFS Utilities Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: Massachusetts Financial Services Company	A *non-diversified* portfolio that seeks total return. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Oppenheimer Main Street Portfolio ® (Class I)	Investment Adviser: Directed Services LLC Subadviser: OppenheimerFunds, Inc.	Seeks long-term growth of capital and future income.
ING Pioneer Fund Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Pioneer Mid Cap Value Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc.	Seeks capital appreciation. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Stock Index Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks total return. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING T. Rowe Price Capital Appreciation Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING T. Rowe Price Equity Income Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING UBS U.S. Allocation Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: UBS Global Asset Management (Americas) Inc.	Seeks to maximize total return over the long term by allocating its assets among stocks, bonds, short-term instruments and other investments.
ING Van Kampen Growth and Income Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks long-term growth of capital and income.
ING VP Index Plus International Equity Portfolio (Class S)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Advisors, B.V.	Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Wells Fargo Small Cap Disciplined Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Wells Capital Management, Inc.	Seeks long-term capital appreciation. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Baron Small Cap Growth Portfolio (Initial Class)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: BAMCO, Inc.	Seeks capital appreciation.
ING Columbia Small Cap Value II Portfolio (Initial Class)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Columbia Management Advisors, LLC	Seeks long-term growth of capital.
ING JP Morgan Mid Cap Value Portfolio (Initial Class)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: J.P. Morgan Investment Management, Inc.	A *non-diversified* portfolio that seeks growth from capital appreciation.
ING Lord Abbett U.S. Government Securities Portfolio (Initial Class)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Lord, Abbett & Co. LLC	Seeks high current income consistent with reasonable risk.
ING Neuberger Berman Partners Portfolio (Initial Class)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Neuberger Berman Management Inc.	Seeks capital growth.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Neuberger Berman Regency Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Neuberger Berman Management Inc.	Seeks capital growth.
ING Oppenheimer Global Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: OppenheimerFunds, Inc.	Seeks capital appreciation.
ING Oppenheimer Strategic Income Portfolio (Service Class)	Investment Adviser: Directed Services LLC Subadviser: OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities.
ING PIMCO Total Return Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with capital preservation and prudent investment management.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income.
ING Van Kampen Comstock Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks capital growth and income.
ING Van Kampen Equity and Income Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks total return, consisting of long-term capital appreciation and current income.
ING VP Balanced Portfolio, Inc (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING VP Intermediate Bond Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consisting primarily of debt securities.
ING VP Index Plus LargeCap Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk.
ING VP Index Plus MidCap Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index) while maintaining a market level of risk.
ING VP Index Plus SmallCap Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's SmallCap 600 Index (S&P SmallCap 600 Index) while maintaining a market level of risk.
ING VP High Yield Bond Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to provide investors with a high level of current income and total return.
ING VP Real Estate Portfolio (Class S)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Clarion Real Estate Securities L.P.	A *non-diversified* portfolio that seeks total return. This objective is not fundamental and may be changed without a shareholder vote.
ING VP SmallCap Opportunities Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks long-term capital appreciation.
Neuberger Berman AMT Socially Responsive Portfolio® (Class I)	<u>Investment Adviser</u>: Neuberger Berman Management Inc. <u>Subadviser</u>: Neuberger Berman, LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the fund's financial criteria and social policy.

APPENDIX C

INFORMATION REGARDING CLOSED SUBACCOUNTS

Effective April 28, 2006, the subaccounts that invest in the following funds were closed to new investment:

- AIM V.I. Core Equity Fund (Series I)
- Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)
- ING BlackRock Large Cap Value Portfolio (Class I) [1]
- ING FMR^{SM} Mid Cap Growth Portfolio (Class I) [2]
- ING Lord Abbett Affiliated Portfolio (Class I)
- ING Van Kampen Capital Growth Portfolio (Class I) [3]
- ING American Century Large Company Value Portfolio (Initial Class)
- ING American Century Small-Mid Cap Value Portfolio (Initial Class)
- ING Fundamental Research Portfolio (Initial Class)
- ING Legg Mason Partners Aggressive Growth Portfolio (Initial Class)
- ING VP Strategic Allocation Conservative Portfolio (Class I)
- ING VP Strategic Allocation Growth Portfolio (Class I)
- ING VP Strategic Allocation Moderate Portfolio (Class 1)
- ING VP MidCap Opportunities Portfolio (Class I)
- ING VP Value Opportunity Portfolio (Class I)
- Van Eck Worldwide Hard Assets Fund

Effective April 30, 2007, the subaccount which invests in the following fund was closed to new investment:

- ING MarketPro Portfolio (Class I)

Policy owners who have policy value allocated to one or more of the subaccounts that correspond to these funds may leave their policy value in those subaccounts, but future allocations and transfers into those subaccounts are prohibited. If your most recent premium allocation instructions includes a subaccount that corresponds to one of these funds, premium received that would have been allocated to a subaccount corresponding to one of these funds will be allocated on a pro rata basis among all the other available subaccounts in which your policy value is allocated. If there are no other such subaccounts, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our:

ING Customer Service Center
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050

Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See Lapse, page 56 for more information about how to keep your policy from lapsing. See also Reinstatement, page 57, for more information about how to put your policy back in force if it has lapsed.**

---

[1] Prior to November 6, 2006, this fund was known as the ING Mercury Large Cap Value Portfolio.
[2] Prior to August 7, 2006, this fund was known as the ING MFS Mid Cap Growth Portfolio.
[3] Prior to April 30, 2007, this fund was known as the ING Van Kampen Equity Growth Portfolio.

MORE INFORMATION IS AVAILABLE

If you would like more information about us, the variable account or the policy, the following documents are available free upon request:

- **Statement of Additional Information ("SAI")** - The SAI contains more specific information about the variable account and the policy, as well as the financial statements of the variable account and the company. The SAI is incorporated by reference into (made legally part of) this prospectus. The following is the Table of Contents for the SAI:

- **A personalized illustration of policy benefits** - A personalized illustration can help you understand how the policy works, given the policy's fees and charges along with the investment options, features and benefits and optional benefits you select. A personalized illustration can also help you compare the policy's death benefits, policy value and surrender value with other life insurance policies based on the same or similar assumptions. We reserve the right to assess a fee of up to $25 for each personalized illustration you request after the first each policy year. **See Excess Illustration Fee, page 26.**

To request a free SAI or personalized illustration of policy benefits or to make other inquiries about the policy, please contact us at our:

ING Customer Service Center
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050
www.ingservicecenter.com

Additional information about us, the variable account or the policy (including the SAI) can be reviewed and copied from the SEC's Internet website (http://www.sec.gov) or at the SEC's Public Reference Branch in Washington, DC. Copies of this additional information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Branch at 100 F Street, NE, Room 1580, Washington, DC 20549. More information about operation of the SEC's Public Reference Branch can be obtained by calling 202-551-8090. When looking for information regarding the policy offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the 1933 Act. This number is 333-72753.

1940 Act File No. 811-08292
1933 Act file No. 333-72753


SECURITY LIFE SEPARATE ACCOUNT L1
OF
SECURITY LIFE OF DENVER INSURANCE COMPANY


Statement of Additional Information dated April 30, 2007

VARIABLE SURVIVORSHIP
Variable Universal Life Insurance Policy

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current Asset Portfolio Manager prospectus dated April 30, 2007. The policy offered in connection with the prospectus is a flexible premium variable universal life insurance policy funded through the Security Life Separate Account L1.

A free prospectus is available upon request by contacting the Security Life of Denver Insurance Company's Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, by calling 1-877-253-5050 or by accessing the SEC's web site at http://www.sec.gov.

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Security Life of Denver Insurance Company (the "company," "we," "us," "our") issues the policy described in the prospectus and is responsible for providing each policy's insurance benefits. We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado and an indirect, wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands. We are engaged in the business of issuing insurance policies. Our headquarters is at 1290 Broadway, Denver, Colorado 80203-5699.

We established the Security Life Separate Account L1 (the "variable account") on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado for the purpose of funding variable life insurance policies issued by us. The variable account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Premium payments may be allocated to one or more of the available subaccounts of the variable account. Each subaccount invests in shares of a corresponding fund at net asset value. We may make additions to, deletions from or substitutions of available funds as permitted by law and subject to the conditions of the policy.

Other than the policy owner fees and charges described in the prospectus, all expenses incurred in the operations of the variable account are borne by the company. We do, however, receive compensation for certain recordkeeping, administration or other services from the funds or affiliates of the funds available through the policies. See "Fees and Charges" in the prospectus.

The company maintains custody of the assets of the variable account. As custodian, the company holds cash balances for the variable account pending investment in the funds or distribution. The funds in whose shares the assets of the subaccounts of the variable account are invested each have custodians, as discussed in the respective fund prospectuses.

PERFORMANCE REPORTING AND ADVERTISING

Information regarding the past, or historical, performance of the subaccounts of the variable account and the funds available for investment through the subaccounts of the variable account may appear in advertisements, sales literature or reports to policy owners or prospective purchasers. SUCH PERFORMANCE INFORMATION FOR THE SUBACCOUNTS WILL REFLECT THE DEDUCTION OF ALL FUND FEES AND CHARGES, INCLUDING INVESTMENT MANAGEMENT FEES, DISTRIBUTION (12B-1) FEES AND OTHER EXPENSES BUT WILL NOT REFLECT DEDUCTIONS FOR ANY POLICY FEES AND CHARGES. IF THE POLICY'S TAX, SALES, COST OF INSURANCE, MORTALITY AND EXPENSE RISK, POLICY AND ADMINISTRATIVE CHARGES AND THE OTHER TRANSACTION, PERIODIC OR OPTIONAL BENEFITS FEES AND CHARGES WERE DEDUCTED, THE PERFORMANCE SHOWN WOULD BE SIGNIFICANTLY LOWER.

With respect to performance reporting it is important to remember that past performance does not guarantee future results. Current performance may be higher or lower than the performance shown and actual investment returns and principal values will fluctuate so that shares and/or units, at redemption, may be worth more or less than their original cost.

Performance history of the subaccounts of the variable account and the corresponding funds is measured by comparing the value at the beginning of the period to the value at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years (if the fund has been in existence for these periods) and since the inception date of the fund (if the fund has been in existence for less than ten years). We may provide performance information showing average annual total returns for periods prior to the date a subaccount commenced operation. We will calculate such performance information based on the assumption that the subaccounts were in existence for the same periods as those indicated for the funds, with the level of charges at the variable account level that were in effect at the inception of the subaccounts. Performance information will be specific to the class of fund shares offered through the policy, however, for periods prior to the date a class of fund shares commenced operations, performance information may be based on a different class of shares of the same fund. In this case, performance for the periods prior to the date a class of fund shares commenced operations will be adjusted by the fund fees and expenses associated with the class of fund shares offered through the policy.

We may compare performance of the subaccounts and/or the funds as reported from time to time in advertisements and sales literature to other variable life insurance issuers in general; to the performance of particular types of variable life insurance policies investing in mutual funds; or to investment series of mutual funds with investment objectives similar to each of the subaccounts, whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar. Inc. ("Morningstar") or reported by other series, companies, individuals or other industry or financial publications of general interest, such as *Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's* and *Fortune*. Lipper and Morningstar are independent services that monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's and Morningstar's rankings include variable annuity issuers as well as variable life insurance issuers. The performance analysis prepared by Lipper and Morningstar ranks such issuers on the basis of total return, assuming reinvestment of distributions, but does not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. We may also compare the performance of each subaccount in advertising and sales literature to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance. We may also compare the performance of each subaccount to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

To help you better understand how your policy's death benefits, policy value and surrender value will vary over time under different sets of assumptions, we encourage you to obtain a personalized illustration. Personalized illustrations will assume deductions for fund expenses and policy and variable account charges. We will base these illustrations on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. These personalized illustrations will be based on either a hypothetical investment return of the funds of 0% and other percentages not to exceed 12% or on the actual historical experience of the funds as if the subaccounts had been in existence and a policy issued for the same periods as those indicated for the funds. Subject to regulatory approval, personalized illustrations may be based upon a weighted average of fund expenses rather than an arithmetic average. A personalized illustration is available upon request by contacting our Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065 or by calling 1-877-253-5050.

EXPERTS

The statements of assets and liabilities of Security Life Separate Account L1 as of December 31, 2006, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the statutory basis financial statements of Security Life of Denver Insurance Company as of December 31, 2006 and 2005, and for the years then ended, included in this Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of the variable account reflect the operations of the variable account as of and for the year ended December 31, 2006, and have been audited by Ernst & Young LLP, independent registered public accounting firm.

The statutory basis financial statements of the company as of December 31, 2006 and 2005, and for the years then ended have been audited by Ernst & Young LLP, independent registered public accounting firm. The financial statements of the company should be distinguished from the financial statements of the variable account and should be considered only as bearing upon the ability of the company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the variable account. The statutory basis financial statements of the company as of December 31, 2006 and 2005, and for the years then ended have been prepared on the basis of statutory accounting practices prescribed or permitted by the State of Colorado Division of Insurance.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

FINANCIAL STATEMENTS
Security Life of Denver Insurance Company
Security Life Separate Account L1
Year ended December 31, 2006
with Report of Independent Registered Public Accounting Firm

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SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Financial Statements
Year ended December 31, 2006

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
Security Life of Denver Insurance Company

We have audited the accompanying statements of assets and liabilities of the Divisions constituting Security Life of Denver Insurance Company Security Life Separate Account L1 (the "Account") as of December 31, 2006, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
  AIM V.I. Core Equity Fund - Series I Shares
  AIM V.I. Core Stock Fund - Series I Shares
  AIM V.I. Government Securities Fund - Series I Shares
American Funds Insurance Series:
  American Funds Insurance Series® Growth Fund - Class 2
  American Funds Insurance Series® Growth Income Fund - Class 2
  American Funds Insurance Series® International Fund - Class 2
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Service Class
  Fidelity® VIP High Income Portfolio - Service Class
  Fidelity® VIP Overseas Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Service Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
  Fidelity® VIP Asset Manager℠ Portfolio - Service Class
  Fidelity® VIP Contrafund® Portfolio - Service Class
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth
    Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Value Portfolio - Institutional Class
  ING Evergreen Health Sciences Portfolio - Institutional Class
  ING Evergreen Health Sciences Portfolio - Service Class
  ING Evergreen Omega Portfolio - Institutional Class
  ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class
  ING FMR℠ Diversified Mid Cap Portfolio - Service Class
  ING FMR℠ Large Cap Growth Portfolio - Institutional Class
  ING FMR℠ Mid Cap Growth Portfolio - Institutional Class
  ING Global Resources Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity
    Portfolio - Institutional Class
  ING JPMorgan Small Cap Core Equity
    Portfolio - Institutional Class
  ING JPMorgan Value Opportunities
    Portfolio - Institutional Class
  ING JPMorgan Value Opportunities Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Institutional Class
  ING Legg Mason Value Portfolio - Institutional Class
  ING LifeStyle Aggressive Growth Portfolio - Institutional Class

ING Investors Trust (continued):
  ING LifeStyle Growth Portfolio - Institutional Class
  ING LifeStyle Moderate Growth Portfolio - Institutional Class
  ING LifeStyle Moderate Portfolio - Institutional Class
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Institutional Class
  ING Liquid Assets Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Institutional Class
  ING MarketPro Portfolio - Institutional Class
  ING MarketStyle Growth Portfolio - Institutional Class
  ING MarketStyle Moderate Growth Portfolio - Institutional Class
  ING MarketStyle Moderate Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Institutional Class
  ING Marsico International Opportunities
    Portfolio - Institutional Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Utilities Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Institutional Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Institutional Class
  ING Stock Index Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation
    Portfolio - Institutional Class
  ING T. Rowe Price Equity Income Portfolio - Institutional Class
  ING UBS U.S. Allocation Portfolio - Service Class
  ING Van Kampen Equity Growth Portfolio - Institutional Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING VP Index Plus International Equity Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Partners, Inc.:
  ING American Century Large Company Value
    Portfolio - Initial Class
  ING American Century Small-Mid Cap Value
    Portfolio - Initial Class
  ING Baron Small Cap Growth Portfolio - Initial Class
  ING Columbia Small Cap Value II Portfolio - Initial Class
  ING Fundamental Research Portfolio - Initial Class
  ING JPMorgan Mid Cap Value Portfolio - Initial Class
  ING Legg Mason Partners Aggressive Growth
    Portfolio - Initial Class
  ING Lord Abbett U.S. Government Securities
    Portfolio - Initial Class

ING Partners, Inc. (continued):
   ING Neuberger Berman Partners Portfolio - Initial Class
   ING Neuberger Berman Regency Portfolio - Initial Class
   ING Oppenheimer Global Portfolio - Initial Class
   ING Oppenheimer Strategic Income Portfolio - Service Class
   ING PIMCO Total Return Portfolio - Initial Class
   ING T. Rowe Price Diversified Mid Cap Growth
      Portfolio - Initial Class
   ING UBS U.S. Large Cap Equity Portfolio - Initial Class
   ING Van Kampen Comstock Portfolio - Initial Class
   ING Van Kampen Equity and Income Portfolio - Initial Class
ING Strategic Allocation Portfolios, Inc.:
   ING VP Strategic Allocation Conservative Portfolio - Class I
   ING VP Strategic Allocation Growth Portfolio - Class I
   ING VP Strategic Allocation Moderate Portfolio - Class I
ING Variable Portfolios, Inc.:
   ING VP Index Plus LargeCap Portfolio - Class I
   ING VP Index Plus MidCap Portfolio - Class I
   ING VP Index Plus SmallCap Portfolio - Class I
   ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
   ING VP High Yield Bond Portfolio - Class I
   ING VP MidCap Opportunities Portfolio - Class I
   ING VP Real Estate Portfolio - Class S
   ING VP SmallCap Opportunities Portfolio - Class I

ING VP Balanced Portfolio, Inc.:
   ING VP Balanced Portfolio - Class I
ING VP Intermediate Bond Portfolio:
   ING VP Intermediate Bond Portfolio - Class I
M Fund, Inc.:
   Brandes International Equity Fund
   Business Opportunity Value Fund
   Frontier Capital Appreciation Fund
   Turner Core Growth Fund
Neuberger Berman Advisers Management Trust:
   Neuberger Berman AMT Growth Portfolio® - Class I
   Neuberger Berman AMT Limited Maturity Bond
      Portfolio® - Class I
   Neuberger Berman AMT Socially Responsive
      Portfolio® - Class I
Pioneer Variable Contracts Trust:
   Pioneer Small Cap Value VCT Portfolio - Class I
Putnam Variable Trust:
   Putnam VT Small Cap Value Fund - Class IB Shares
Van Eck Worldwide Insurance Trust:
   Van Eck Worldwide Emerging Markets Fund
   Van Eck Worldwide Hard Assets Fund

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Security Life of Denver Insurance Company Security Life Separate Account L1 at December 31, 2006, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 23, 2007

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	AIM V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	Fidelity® VIP Equity-Income Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 18,880	$ 47,750	$ 25,077	$ 44,728	$ 1,640
Total assets	18,880	47,750	25,077	44,728	1,640
Liabilities					
Payable to related parties	1	1	1	1	-
Total liabilities	1	1	1	1	-
Net assets	$ 18,879	$ 47,749	$ 25,076	$ 44,727	$ 1,640
Total number of mutual fund shares	693,593	745,165	594,394	2,038,634	62,794
Cost of mutual fund shares	$ 17,388	$ 40,599	$ 21,938	$ 35,323	$ 1,627

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Value Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 8,408	$ 518	$ 2,452	$ 908	$ 23,236
Total assets	8,408	518	2,452	908	23,236
Liabilities					
Payable to related parties	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 8,408	$ 518	$ 2,452	$ 908	$ 23,235
Total number of mutual fund shares	267,926	40,565	144,162	78,559	1,666,840
Cost of mutual fund shares	$ 8,412	$ 503	$ 2,577	$ 897	$ 19,352

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Evergreen Health Sciences Portfolio - Institutional Class	ING Evergreen Omega Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	ING FMR[SM] Large Cap Growth Portfolio - Institutional Class	ING FMR[SM] Mid Cap Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 2,450	$ 31,670	$ 19,004	$ 83,467	$ 3,430
Total assets	2,450	31,670	19,004	83,467	3,430
Liabilities					
Payable to related parties	-	1	1	3	-
Total liabilities	-	1	1	3	-
Net assets	$ 2,450	$ 31,669	$ 19,003	$ 83,464	$ 3,430
Total number of mutual fund shares	200,835	2,720,820	1,413,974	7,664,563	271,179
Cost of mutual fund shares	$ 2,268	$ 29,122	$ 20,448	$ 81,323	$ 3,095

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Global Resources Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING Julius Baer Foreign Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 7,648	$ 30,687	$ 34,150	$ 12,251	$ 13,805
Total assets	7,648	30,687	34,150	12,251	13,805
Liabilities					
Payable to related parties	-	1	1	-	-
Total liabilities	-	1	1	-	-
Net assets	$ 7,648	$ 30,686	$ 34,149	$ 12,251	$ 13,805
Total number of mutual fund shares	350,174	1,564,881	2,383,141	963,854	814,943
Cost of mutual fund shares	$ 7,986	$ 27,050	$ 30,057	$ 11,138	$ 12,496

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Legg Mason Value Portfolio - Institutional Class	ING LifeStyle Aggressive Growth Portfolio - Institutional Class	ING LifeStyle Growth Portfolio - Institutional Class	ING LifeStyle Moderate Growth Portfolio - Institutional Class	ING LifeStyle Moderate Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 8,682	$ 3,892	$ 8,512	$ 2,963	$ 352
Total assets	8,682	3,892	8,512	2,963	352
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 8,682	$ 3,892	$ 8,512	$ 2,963	$ 352
Total number of mutual fund shares	767,643	275,820	631,435	230,906	28,435
Cost of mutual fund shares	$ 7,870	$ 3,552	$ 7,876	$ 2,877	$ 341

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Institutional Class	ING Liquid Assets Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING MarketPro Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 25,153	$ 61,961	$ 25,544	$ 305	$ 119
Total assets	25,153	61,961	25,544	305	119
Liabilities					
Payable to related parties	1	3	-	-	-
Total liabilities	1	3	-	-	-
Net assets	$ 25,152	$ 61,958	$ 25,544	$ 305	$ 119
Total number of mutual fund shares	2,344,133	61,961,469	25,543,718	24,093	10,465
Cost of mutual fund shares	$ 25,253	$ 61,961	$ 25,544	$ 304	$ 116

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING MarketStyle Growth Portfolio - Institutional Class	ING MarketStyle Moderate Growth Portfolio - Institutional Class	ING MarketStyle Moderate Portfolio - Institutional Class	ING Marsico Growth Portfolio - Institutional Class	ING Marsico International Opportunities Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 1,969	$ 758	$ 206	$ 6,212	$ 16,842
Total assets	1,969	758	206	6,212	16,842
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 1,969	$ 758	$ 206	$ 6,212	$ 16,842
Total number of mutual fund shares	169,632	66,477	18,481	371,310	1,099,343
Cost of mutual fund shares	$ 1,851	$ 723	$ 203	$ 5,662	$ 15,509

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING MFS Total Return Portfolio - Institutional Class	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 6,425	$ 15,067	$ 754	$ 1,215	$ 17,862
Total assets	6,425	15,067	754	1,215	17,862
Liabilities					
Payable to related parties	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 6,425	$ 15,067	$ 754	$ 1,215	$ 17,861
Total number of mutual fund shares	337,641	1,034,824	38,036	94,032	1,446,294
Cost of mutual fund shares	$ 6,162	$ 12,279	$ 698	$ 1,167	$ 15,934

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class	ING UBS U.S. Allocation Portfolio - Service Class	ING Van Kampen Equity Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 221,383	$ 47,839	$ 18,205	$ 277	$ 4,389
Total assets	221,383	47,839	18,205	277	4,389
Liabilities					
Payable to related parties	8	1	1	-	-
Total liabilities	8	1	1	-	-
Net assets	$ 221,375	$ 47,838	$ 18,204	$ 277	$ 4,389
Total number of mutual fund shares	17,228,250	1,795,740	1,173,007	25,218	367,616
Cost of mutual fund shares	$ 179,751	$ 40,489	$ 15,983	$ 256	$ 3,714

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Van Kampen Growth and Income Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING American Century Large Company Value Portfolio - Initial Class	ING American Century Small-Mid Cap Value Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 3,695	$ 45,207	$ 19,304	$ 76	$ 699
Total assets	3,695	45,207	19,304	76	699
Liabilities					
Payable to related parties	-	2	1	-	-
Total liabilities	-	2	1	-	-
Net assets	$ 3,695	$ 45,205	$ 19,303	$ 76	$ 699
Total number of mutual fund shares	130,707	3,453,527	1,694,782	4,729	51,445
Cost of mutual fund shares	$ 3,464	$ 42,531	$ 18,690	$ 67	$ 648

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Initial Class	ING Columbia Small Cap Value II Portfolio - Initial Class	ING Fundamental Research Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 6,123	$ 6,507	$ 16	$ 14,756	$ 256
Total assets	6,123	6,507	16	14,756	256
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 6,123	$ 6,507	$ 16	$ 14,756	$ 256
Total number of mutual fund shares	330,083	639,784	1,598	907,472	5,212
Cost of mutual fund shares	$ 5,833	$ 6,376	$ 15	$ 13,416	$ 235

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Lord Abbett U.S. Government Securities Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Initial Class	ING Neuberger Berman Regency Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 18,422	$ 524	$ 232	$ 5,343	$ 6,319
Total assets	18,422	524	232	5,343	6,319
Liabilities					
Payable to related parties	1	-	-	-	-
Total liabilities	1	-	-	-	-
Net assets	$ 18,421	$ 524	$ 232	$ 5,343	$ 6,319
Total number of mutual fund shares	1,855,219	47,952	21,753	320,343	585,054
Cost of mutual fund shares	$ 18,385	$ 472	$ 213	$ 4,284	$ 5,969

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 18,084	$ 43,420	$ 6,389	$ 12,130	$ 2,601
Total assets	18,084	43,420	6,389	12,130	2,601
Liabilities					
Payable to related parties	1	2	-	-	-
Total liabilities	1	2	-	-	-
Net assets	$ 18,083	$ 43,418	$ 6,389	$ 12,130	$ 2,601
Total number of mutual fund shares	1,620,423	4,709,319	605,017	907,239	67,608
Cost of mutual fund shares	$ 17,744	$ 38,399	$ 6,010	$ 11,224	$ 2,443

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING VP Strategic Allocation Conservative Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 181	$ 1,994	$ 3,645	$ 13,429	$ 14,470
Total assets	181	1,994	3,645	13,429	14,470
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 181	$ 1,994	$ 3,645	$ 13,429	$ 14,470
Total number of mutual fund shares	13,331	116,887	237,952	768,257	765,988
Cost of mutual fund shares	$ 176	$ 1,849	$ 3,421	$ 11,918	$ 13,970

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING VP Index Plus SmallCap Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I	ING VP High Yield Bond Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I	ING VP Real Estate Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 14,562	$ 1,994	$ 27,693	$ 2,526	$ 21,780
Total assets	14,562	1,994	27,693	2,526	21,780
Liabilities					
Payable to related parties	-	-	1	-	1
Total liabilities	-	-	1	-	1
Net assets	$ 14,562	$ 1,994	$ 27,692	$ 2,526	$ 21,779
Total number of mutual fund shares	809,458	125,872	8,917,527	309,507	1,111,243
Cost of mutual fund shares	$ 13,723	$ 1,753	$ 26,478	$ 2,066	$ 18,168

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING VP SmallCap Opportunities Portfolio - Class I	ING VP Balanced Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I	Brandes International Equity Fund	Business Opportunity Value Fund
Assets					
Investments in mutual funds					
at fair value	$ 3,881	$ 19,281	$ 19,808	$ 20,250	$ 3,118
Total assets	3,881	19,281	19,808	20,250	3,118
Liabilities					
Payable to related parties	-	1	-	1	-
Total liabilities	-	1	-	1	-
Net assets	$ 3,881	$ 19,280	$ 19,808	$ 20,249	$ 3,118
Total number of mutual fund shares	194,362	1,316,094	1,528,390	1,004,973	248,451
Cost of mutual fund shares	$ 3,157	$ 18,201	$ 20,294	$ 16,062	$ 2,949

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	Frontier Capital Appreciation Fund	Turner Core Growth Fund	Neuberger Berman AMT Socially Responsive Portfolio® - Class I	Van Eck Worldwide Hard Assets Fund
Assets				
Investments in mutual funds				
at fair value	$ 9,924	$ 3,615	$ 89	$ 12,593
Total assets	9,924	3,615	89	12,593
Liabilities				
Payable to related parties	-	-	-	-
Total liabilities	-	-	-	-
Net assets	$ 9,924	$ 3,615	$ 89	$ 12,593
Total number of mutual fund shares	408,909	209,944	5,330	384,992
Cost of mutual fund shares	$ 8,988	$ 3,455	$ 79	$ 9,874

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	AIM V.I. Core Equity Fund - Series I Shares	AIM V.I. Core Stock Fund - Series I Shares	AIM V.I. Government Securities Fund - Series I Shares	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth Income Fund - Class 2
Net investment income (loss)					
Income:					
Dividends	$ 101	$ 241	$ -	$ 358	$ 360
Total investment income	101	241	-	358	360
Expenses:					
Mortality, expense risk					
and other charges	86	46	41	165	86
Total expenses	86	46	41	165	86
Net investment income (loss)	15	195	(41)	193	274
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	50	3,551	(835)	1,454	323
Capital gains distributions	-	-	-	261	495
Total realized gain (loss) on investments					
and capital gains distributions	50	3,551	(835)	1,715	818
Net unrealized appreciation					
(depreciation) of investments	1,492	(2,396)	797	1,851	1,863
Net realized and unrealized gain (loss)					
on investments	1,542	1,155	(38)	3,566	2,681
Net increase (decrease) in net assets					
resulting from operations	$ 1,557	$ 1,350	$ (79)	$ 3,759	$ 2,955

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	American Funds Insurance Series® International Fund - Class 2	Fidelity® VIP Equity-Income Portfolio - Service Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Service Class	Fidelity® VIP High Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 673	$ 26	$ 165	$ 7	$ 9
Total investment income	673	26	165	7	9
Expenses:					
Mortality, expense risk					
and other charges	134	3	105	-	25
Total expenses	134	3	105	-	25
Net investment income (loss)	539	23	60	7	(16)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	939	4	10,384	361	(404)
Capital gains distributions	346	115	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	1,285	119	10,384	361	(404)
Net unrealized appreciation					
(depreciation) of investments	4,321	10	(8,471)	(240)	747
Net realized and unrealized gain (loss)					
on investments	5,606	129	1,913	121	343
Net increase (decrease) in net assets					
resulting from operations	$ 6,145	$ 152	$ 1,973	$ 128	$ 327

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Service Class	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	Fidelity® VIP Asset Manager℠ Portfolio - Service Class	Fidelity® VIP Contrafund® Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 348	$ 36	$ 467	$ 45	$ 68
Total investment income	348	36	467	45	68
Expenses:					
Mortality, expense risk					
and other charges	94	-	43	-	26
Total expenses	94	-	43	-	26
Net investment income (loss)	254	36	424	45	42
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	14,154	1,045	2,428	105	116
Capital gains distributions	242	28	-	-	619
Total realized gain (loss) on investments					
and capital gains distributions	14,396	1,073	2,428	105	735
Net unrealized appreciation					
(depreciation) of investments	(10,636)	(698)	(2,176)	(79)	(123)
Net realized and unrealized gain (loss)					
on investments	3,760	375	252	26	612
Net increase (decrease) in net assets					
resulting from operations	$ 4,014	$ 411	$ 676	$ 71	$ 654

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 19	$ -	$ -	$ -	$ 186
Total investment income	19	-	-	-	186
Expenses:					
Mortality, expense risk					
and other charges	2	17	4	3	171
Total expenses	2	17	4	3	171
Net investment income (loss)	17	(17)	(4)	(3)	15
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(10)	(27)	33	15	790
Capital gains distributions	1	356	57	-	591
Total realized gain (loss) on investments					
and capital gains distributions	(9)	329	90	15	1,381
Net unrealized appreciation					
(depreciation) of investments	13	(241)	11	(1)	2,168
Net realized and unrealized gain (loss)					
on investments	4	88	101	14	3,549
Net increase (decrease) in net assets					
resulting from operations	$ 21	$ 71	$ 97	$ 11	$ 3,564

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Evergreen Health Sciences Portfolio - Institutional Class	ING Evergreen Health Sciences Portfolio - Service Class	ING Evergreen Omega Portfolio - Institutional Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality, expense risk					
and other charges	324	(274)	201	81	1
Total expenses	324	(274)	201	81	1
Net investment income (loss)	(324)	274	(201)	(81)	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	8	39	217	(251)	41
Capital gains distributions	1	-	-	1,701	-
Total realized gain (loss) on investments					
and capital gains distributions	9	39	217	1,450	41
Net unrealized appreciation					
(depreciation) of investments	182	(12)	1,615	(1,445)	-
Net realized and unrealized gain (loss)					
on investments	191	27	1,832	5	41
Net increase (decrease) in net assets					
resulting from operations	$ (133)	$ 301	$ 1,631	$ (76)	$ 40

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING FMR[SM] Large Cap Growth Portfolio - Institutional Class	ING FMR[SM] Mid Cap Growth Portfolio - Institutional Class	ING Global Resources Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 2	$ -	$ 24	$ 155	$ 23
Total investment income	2	-	24	155	23
Expenses:					
Mortality, expense risk					
and other charges	473	15	31	93	214
Total expenses	473	15	31	93	214
Net investment income (loss)	(471)	(15)	(7)	62	(191)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	8	388	368	(314)	1,100
Capital gains distributions	62	-	948	278	849
Total realized gain (loss) on investments					
and capital gains distributions	70	388	1,316	(36)	1,949
Net unrealized appreciation					
(depreciation) of investments	1,122	(172)	(798)	3,637	3,251
Net realized and unrealized gain (loss)					
on investments	1,192	216	518	3,601	5,200
Net increase (decrease) in net assets					
resulting from operations	$ 721	$ 201	$ 511	$ 3,663	$ 5,009

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Institutional Class	ING Legg Mason Value Portfolio - Institutional Class	ING LifeStyle Aggressive Growth Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 51	$ -	$ -	$ -	$ 1
Total investment income	51	-	-	-	1
Expenses:					
Mortality, expense risk					
and other charges	26	10	30	19	2
Total expenses	26	10	30	19	2
Net investment income (loss)	25	(10)	(30)	(19)	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	8	591	454	138	(2)
Capital gains distributions	81	-	1	20	10
Total realized gain (loss) on investments					
and capital gains distributions	89	591	455	158	8
Net unrealized appreciation					
(depreciation) of investments	1,113	(159)	1,284	599	340
Net realized and unrealized gain (loss)					
on investments	1,202	432	1,739	757	348
Net increase (decrease) in net assets					
resulting from operations	$ 1,227	$ 422	$ 1,709	$ 738	$ 347

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING LifeStyle Growth Portfolio - Institutional Class	ING LifeStyle Moderate Growth Portfolio - Institutional Class	ING LifeStyle Moderate Portfolio - Institutional Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 11	$ 5	$ 2	$ 925	$ 3,201
Total investment income	11	5	2	925	3,201
Expenses:					
Mortality, expense risk					
and other charges	11	4	-	90	498
Total expenses	11	4	-	90	498
Net investment income (loss)	-	1	2	835	2,703
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(10)	1	-	(139)	-
Capital gains distributions	42	9	3	-	-
Total realized gain (loss) on investments					
and capital gains distributions	32	10	3	(139)	-
Net unrealized appreciation					
(depreciation) of investments	636	86	11	(1)	-
Net realized and unrealized gain (loss)					
on investments	668	96	14	(140)	-
Net increase (decrease) in net assets					
resulting from operations	$ 668	$ 97	$ 16	$ 695	$ 2,703

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Liquid Assets Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING MarketPro Portfolio - Institutional Class	ING MarketStyle Growth Portfolio - Institutional Class	ING MarketStyle Moderate Growth Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 1,291	$ 4	$ -	$ 1	$ 2
Total investment income	1,291	4	-	1	2
Expenses:					
Mortality, expense risk					
and other charges	-	3	-	1	2
Total expenses	-	3	-	1	2
Net investment income (loss)	1,291	1	-	-	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	154	-	(9)	-
Capital gains distributions	-	27	-	2	1
Total realized gain (loss) on investments					
and capital gains distributions	-	181	-	(7)	1
Net unrealized appreciation					
(depreciation) of investments	-	(70)	3	118	35
Net realized and unrealized gain (loss)					
on investments	-	111	3	111	36
Net increase (decrease) in net assets					
resulting from operations	$ 1,291	$ 112	$ 3	$ 111	$ 36

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING MarketStyle Moderate Portfolio - Institutional Class	ING Marsico Growth Portfolio - Institutional Class	ING Marsico International Opportunities Portfolio - Institutional Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 10	$ -	$ 153
Total investment income	-	-	10	-	153
Expenses:					
Mortality, expense risk and other charges	-	23	36	19	24
Total expenses	-	23	36	19	24
Net investment income (loss)	-	(23)	(26)	(19)	129
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	106	(349)	2,992	12
Capital gains distributions	-	-	38	-	264
Total realized gain (loss) on investments and capital gains distributions	-	106	(311)	2,992	276
Net unrealized appreciation (depreciation) of investments	3	154	1,333	(1,065)	256
Net realized and unrealized gain (loss) on investments	3	260	1,022	1,927	532
Net increase (decrease) in net assets resulting from operations	$ 3	$ 237	$ 996	$ 1,908	$ 661

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 14	$ 4	$ -	$ -	$ 41
Total investment income	14	4	-	-	41
Expenses:					
Mortality, expense risk					
and other charges	66	1	2	-	86
Total expenses	66	1	2	-	86
Net investment income (loss)	(52)	3	(2)	-	(45)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	256	5	-	10	269
Capital gains distributions	66	-	-	-	37
Total realized gain (loss) on investments					
and capital gains distributions	322	5	-	10	306
Net unrealized appreciation					
(depreciation) of investments	3,061	53	48	(3)	1,444
Net realized and unrealized gain (loss)					
on investments	3,383	58	48	7	1,750
Net increase (decrease) in net assets					
resulting from operations	$ 3,331	$ 61	$ 46	$ 7	$ 1,705

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class	ING UBS U.S. Allocation Portfolio - Service Class	ING Van Kampen Equity Growth Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 3,394	$ 634	$ 239	$ -	$ -
Total investment income	3,394	634	239	-	-
Expenses:					
Mortality, expense risk					
and other charges	1,368	189	76	-	24
Total expenses	1,368	189	76	-	24
Net investment income (loss)	2,026	445	163	-	(24)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	5,107	1,567	408	1	129
Capital gains distributions	1,664	2,643	635	-	154
Total realized gain (loss) on investments					
and capital gains distributions	6,771	4,210	1,043	1	283
Net unrealized appreciation					
(depreciation) of investments	20,731	1,131	1,574	20	(101)
Net realized and unrealized gain (loss)					
on investments	27,502	5,341	2,617	21	182
Net increase (decrease) in net assets					
resulting from operations	$ 29,528	$ 5,786	$ 2,780	$ 21	$ 158

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Van Kampen Growth and Income Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING American Century Large Company Value Portfolio - Initial Class	ING American Century Small-Mid Cap Value Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 24	$ 437	$ 47	$ 1	$ -
Total investment income	24	437	47	1	-
Expenses:					
Mortality, expense risk and other charges	9	194	68	-	5
Total expenses	9	194	68	-	5
Net investment income (loss)	15	243	(21)	1	(5)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	9	(21)	(20)	-	(43)
Capital gains distributions	180	972	367	3	2
Total realized gain (loss) on investments and capital gains distributions	189	951	347	3	(41)
Net unrealized appreciation (depreciation) of investments	200	2,676	614	8	122
Net realized and unrealized gain (loss) on investments	389	3,627	961	11	81
Net increase (decrease) in net assets resulting from operations	$ 404	$ 3,870	$ 940	$ 12	$ 76

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Initial Class	ING Columbia Small Cap Value II Portfolio - Initial Class	ING Fundamental Research Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ 2	$ -
Total investment income	-	-	-	2	-
Expenses:					
Mortality, expense risk					
and other charges	20	22	-	52	2
Total expenses	20	22	-	52	2
Net investment income (loss)	(20)	(22)	-	(50)	(2)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	284	(61)	-	783	20
Capital gains distributions	40	-	-	112	-
Total realized gain (loss) on investments					
and capital gains distributions	324	(61)	-	895	20
Net unrealized appreciation					
(depreciation) of investments	245	131	1	1,248	6
Net realized and unrealized gain (loss)					
on investments	569	70	1	2,143	26
Net increase (decrease) in net assets					
resulting from operations	$ 549	$ 48	$ 1	$ 2,093	$ 24

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Lord Abbett U.S. Government Securities Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Initial Class	ING Neuberger Berman Regency Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 792	$ -	$ 1	$ 3	$ 7
Total investment income	792	-	1	3	7
Expenses:					
Mortality, expense risk					
and other charges	76	1	-	23	36
Total expenses	76	1	-	23	36
Net investment income (loss)	716	(1)	1	(20)	(29)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	69	-	-	269	10
Capital gains distributions	-	-	1	7	-
Total realized gain (loss) on investments					
and capital gains distributions	69	-	1	276	10
Net unrealized appreciation					
(depreciation) of investments	37	52	19	528	467
Net realized and unrealized gain (loss)					
on investments	106	52	20	804	477
Net increase (decrease) in net assets					
resulting from operations	$ 822	$ 51	$ 21	$ 784	$ 448

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 302	$ -	$ 17	$ 121	$ 48
Total investment income	302	-	17	121	48
Expenses:					
Mortality, expense risk					
and other charges	70	268	8	50	4
Total expenses	70	268	8	50	4
Net investment income (loss)	232	(268)	9	71	44
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	28	759	40	1,022	77
Capital gains distributions	-	949	-	599	85
Total realized gain (loss) on investments					
and capital gains distributions	28	1,708	40	1,621	162
Net unrealized appreciation					
(depreciation) of investments	357	2,192	378	231	37
Net realized and unrealized gain (loss)					
on investments	385	3,900	418	1,852	199
Net increase (decrease) in net assets					
resulting from operations	$ 617	$ 3,632	$ 427	$ 1,923	$ 243

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING VP Strategic Allocation Conservative Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 5	$ 71	$ 86	$ 56	$ 78
Total investment income	5	71	86	56	78
Expenses:					
Mortality, expense risk					
and other charges	1	5	5	52	62
Total expenses	1	5	5	52	62
Net investment income (loss)	4	66	81	4	16
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	246	67	323	1,538
Capital gains distributions	6	69	102	-	954
Total realized gain (loss) on investments					
and capital gains distributions	6	315	169	323	2,492
Net unrealized appreciation					
(depreciation) of investments	2	13	168	1,018	(1,079)
Net realized and unrealized gain (loss)					
on investments	8	328	337	1,341	1,413
Net increase (decrease) in net assets					
resulting from operations	$ 12	$ 394	$ 418	$ 1,345	$ 1,429

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING VP Index Plus SmallCap Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I	ING VP High Yield Bond Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I	ING VP Real Estate Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 36	$ 27	$ 1,538	$ -	$ 417
Total investment income	36	27	1,538	-	417
Expenses:					
Mortality, expense risk					
and other charges	55	10	135	8	92
Total expenses	55	10	135	8	92
Net investment income (loss)	(19)	17	1,403	(8)	325
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	742	13	(237)	99	1,853
Capital gains distributions	470	-	-	-	329
Total realized gain (loss) on investments					
and capital gains distributions	1,212	13	(237)	99	2,182
Net unrealized appreciation					
(depreciation) of investments	164	249	856	105	3,002
Net realized and unrealized gain (loss)					
on investments	1,376	262	619	204	5,184
Net increase (decrease) in net assets					
resulting from operations	$ 1,357	$ 279	$ 2,022	$ 196	$ 5,509

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING VP SmallCap Opportunities Portfolio - Class I	ING VP Balanced Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I	Brandes International Equity Fund	Business Opportunity Value Fund
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 780	$ 254	$ 15
Total investment income	-	-	780	254	15
Expenses:					
Mortality, expense risk					
and other charges	17	87	55	122	19
Total expenses	17	87	55	122	19
Net investment income (loss)	(17)	(87)	725	132	(4)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	291	(3)	(252)	1,321	165
Capital gains distributions	-	-	-	1,534	243
Total realized gain (loss) on investments					
and capital gains distributions	291	(3)	(252)	2,855	408
Net unrealized appreciation					
(depreciation) of investments	182	1,080	177	1,099	(41)
Net realized and unrealized gain (loss)					
on investments	473	1,077	(75)	3,954	367
Net increase (decrease) in net assets					
resulting from operations	$ 456	$ 990	$ 650	$ 4,086	$ 363

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Frontier Capital Appreciation Fund	Turner Core Growth Fund	Neuberger Berman AMT Growth Portfolio® - Class I	Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I	Neuberger Berman AMT Socially Responsive Portfolio® - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ 21	$ -	$ -	$ -
Total investment income	-	21	-	-	-
Expenses:					
Mortality, expense risk					
and other charges	61	21	36	43	-
Total expenses	61	21	36	43	-
Net investment income (loss)	(61)	-	(36)	(43)	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	614	320	6,358	(1,007)	1
Capital gains distributions	898	139	-	-	1
Total realized gain (loss) on investments					
and capital gains distributions	1,512	459	6,358	(1,007)	2
Net unrealized appreciation					
(depreciation) of investments	(173)	(204)	(4,608)	1,185	8
Net realized and unrealized gain (loss)					
on investments	1,339	255	1,750	178	10
Net increase (decrease) in net assets					
resulting from operations	$ 1,278	$ 255	$ 1,714	$ 135	$ 10

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Pioneer Small Cap Value VCT Portfolio - Class I	Putnam VT Small Cap Value Fund - Class IB Shares	Van Eck Worldwide Emerging Markets Fund	Van Eck Worldwide Hard Assets Fund
Net investment income (loss)				
Income:				
Dividends	$ -	$ 2,049	$ 147	$ 11
Total investment income	-	2,049	147	11
Expenses:				
Mortality, expense risk				
and other charges	12	35	45	78
Total expenses	12	35	45	78
Net investment income (loss)	(12)	2,014	102	(67)
Realized and unrealized gain (loss)				
on investments				
Net realized gain (loss) on investments	1,373	4,337	9,444	3,039
Capital gains distributions	-	-	2,316	907
Total realized gain (loss) on investments				
and capital gains distributions	1,373	4,337	11,760	3,946
Net unrealized appreciation				
(depreciation) of investments	(661)	(4,100)	(6,796)	(998)
Net realized and unrealized gain (loss)				
on investments	712	237	4,964	2,948
Net increase (decrease) in net assets				
resulting from operations	$ 700	$ 2,251	$ 5,066	$ 2,881

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	AIM V.I. Core Equity Fund - Series I Shares	AIM V.I. Core Stock Fund - Series I Shares	AIM V.I. Government Securities Fund - Series I Shares	American Funds Insurance Series® Growth Fund - Class 2
Net Assets at January 1, 2005	$ -	$ 23,377	$ 24,056	$ 19,658
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(51)	566	89
Total realized gain (loss) on investments and capital gains distributions	-	16	(125)	655
Net unrealized appreciation (depreciation) of investments	-	583	(191)	3,524
Net increase (decrease) in net assets from operations	-	548	250	4,268
Changes from principal transactions:				
Premiums	-	2,019	2,452	5,873
Surrenders and withdrawals	-	(1,324)	(1,912)	(593)
Cost of insurance and administrative charges	-	(1,179)	(1,083)	(1,185)
Benefit payments	-	(1)	-	-
Transfers between Divisions (including fixed account), net	-	(1,803)	(1,978)	5,450
Increase (decrease) in net assets derived from principal transactions	-	(2,288)	(2,522)	9,545
Total increase (decrease) in net assets	-	(1,740)	(2,272)	13,813
Net assets at December 31, 2005	-	21,637	21,784	33,471
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	195	(41)	193
Total realized gain (loss) on investments and capital gains distributions	50	3,551	(835)	1,715
Net unrealized appreciation (depreciation) of investments	1,492	(2,396)	797	1,851
Net increase (decrease) in net assets from operations	1,557	1,350	(79)	3,759
Changes from principal transactions:				
Premiums	-	537	558	6,935
Surrenders and withdrawals	(908)	(446)	(562)	(1,672)
Cost of insurance and administrative charges	(731)	(356)	(309)	(1,750)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	18,961	(22,722)	(21,392)	7,006
Increase (decrease) in net assets derived from principal transactions	17,322	(22,987)	(21,705)	10,519
Total increase (decrease) in net assets	18,879	(21,637)	(21,784)	14,278
Net assets at December 31, 2006	$ 18,879	$ -	$ -	$ 47,749

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	American Funds Insurance Series® Growth Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	Fidelity® VIP Equity-Income Portfolio - Service Class	Fidelity® VIP Growth Portfolio - Initial Class
Net Assets at January 1, 2005	$ 13,451	$ 13,661	$ -	$ 49,347
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	160	258	-	(100)
Total realized gain (loss) on investments and capital gains distributions	388	485	-	(475)
Net unrealized appreciation (depreciation) of investments	408	3,495	3	2,618
Net increase (decrease) in net assets from operations	956	4,238	3	2,043
Changes from principal transactions:				
Premiums	4,117	3,551	10	4,186
Surrenders and withdrawals	(438)	(535)	-	(4,234)
Cost of insurance and administrative charges	(695)	(790)	(1)	(2,414)
Benefit payments	-	-	-	(38)
Transfers between Divisions (including fixed account), net	951	5,682	96	(4,497)
Increase (decrease) in net assets derived from principal transactions	3,935	7,908	105	(6,997)
Total increase (decrease) in net assets	4,891	12,146	108	(4,954)
Net assets at December 31, 2005	18,342	25,807	108	44,393
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	274	539	23	60
Total realized gain (loss) on investments and capital gains distributions	818	1,285	119	10,384
Net unrealized appreciation (depreciation) of investments	1,863	4,321	10	(8,471)
Net increase (decrease) in net assets from operations	2,955	6,145	152	1,973
Changes from principal transactions:				
Premiums	3,537	5,416	137	1,282
Surrenders and withdrawals	(841)	(1,331)	-	(1,823)
Cost of insurance and administrative charges	(977)	(1,343)	(24)	(742)
Benefit payments	-	-	-	(41)
Transfers between Divisions (including fixed account), net	2,060	10,033	1,267	(45,042)
Increase (decrease) in net assets derived from principal transactions	3,779	12,775	1,380	(46,366)
Total increase (decrease) in net assets	6,734	18,920	1,532	(44,393)
Net assets at December 31, 2006	$ 25,076	$ 44,727	$ 1,640	$ -

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Service Class	Fidelity® VIP High Income Portfolio - Service Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Service Class
Net Assets at January 1, 2005	$ 2,789	$ -	$ 40,032	$ 3,069
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10	769	(14)	18
Total realized gain (loss) on investments				
and capital gains distributions	142	440	3,746	350
Net unrealized appreciation (depreciation)				
of investments	(10)	(747)	2,437	223
Net increase (decrease) in net assets from operations	142	462	6,169	591
Changes from principal transactions:				
Premiums	587	162	2,896	533
Surrenders and withdrawals	(95)	(90)	(2,636)	(213)
Cost of insurance and administrative charges	(180)	(295)	(1,507)	(187)
Benefit payments	-	-	-	-
Transfers between Divisions				
(including fixed account), net	(411)	10,887	(7,174)	(332)
Increase (decrease) in net assets derived from				
principal transactions	(99)	10,664	(8,421)	(199)
Total increase (decrease) in net assets	43	11,126	(2,252)	392
Net assets at December 31, 2005	2,832	11,126	37,780	3,461
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	(16)	254	36
Total realized gain (loss) on investments				
and capital gains distributions	361	(404)	14,396	1,073
Net unrealized appreciation (depreciation)				
of investments	(240)	747	(10,636)	(698)
Net increase (decrease) in net assets from operations	128	327	4,014	411
Changes from principal transactions:				
Premiums	163	117	709	151
Surrenders and withdrawals	(208)	(195)	(724)	(40)
Cost of insurance and administrative charges	(58)	(256)	(475)	(68)
Benefit payments	-	-	-	-
Transfers between Divisions				
(including fixed account), net	(2,857)	(11,119)	(41,304)	(3,915)
Increase (decrease) in net assets derived from				
principal transactions	(2,960)	(11,453)	(41,794)	(3,872)
Total increase (decrease) in net assets	(2,832)	(11,126)	(37,780)	(3,461)
Net assets at December 31, 2006	$ -	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	Fidelity® VIP Asset Manager℠ Portfolio - Service Class	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Net Assets at January 1, 2005	$ 20,212	$ 1,650	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	392	44	(3)	-
Total realized gain (loss) on investments				
and capital gains distributions	209	58	4	-
Net unrealized appreciation (depreciation)				
of investments	(38)	(37)	119	2
Net increase (decrease) in net assets from operations	563	65	120	2
Changes from principal transactions:				
Premiums	1,771	465	164	48
Surrenders and withdrawals	(1,320)	(54)	(2)	-
Cost of insurance and administrative charges	(944)	(109)	(24)	(7)
Benefit payments	(7)	-	-	-
Transfers between Divisions				
(including fixed account), net	(2,557)	(298)	1,790	405
Increase (decrease) in net assets derived from				
principal transactions	(3,057)	4	1,928	446
Total increase (decrease) in net assets	(2,494)	69	2,048	448
Net assets at December 31, 2005	17,718	1,719	2,048	448
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	424	45	42	17
Total realized gain (loss) on investments				
and capital gains distributions	2,428	105	735	(9)
Net unrealized appreciation (depreciation)				
of investments	(2,176)	(79)	(123)	13
Net increase (decrease) in net assets from operations	676	71	654	21
Changes from principal transactions:				
Premiums	417	83	1,337	48
Surrenders and withdrawals	(710)	(27)	(171)	(5)
Cost of insurance and administrative charges	(287)	(37)	(239)	(25)
Benefit payments	-	-	-	-
Transfers between Divisions				
(including fixed account), net	(17,814)	(1,809)	4,779	31
Increase (decrease) in net assets derived from				
principal transactions	(18,394)	(1,790)	5,706	49
Total increase (decrease) in net assets	(17,718)	(1,719)	6,360	70
Net assets at December 31, 2006	$ -	$ -	$ 8,408	$ 518

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Institutional Class
Net Assets at January 1, 2005	$ -	$ -	$ -	$ 27,830
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	-	-	(183)
Total realized gain (loss) on investments and capital gains distributions	38	-	3	68
Net unrealized appreciation (depreciation) of investments	116	-	1	1,190
Net increase (decrease) in net assets from operations	149	-	4	1,075
Changes from principal transactions:				
Premiums	78	-	2	2,338
Surrenders and withdrawals	(33)	-	-	(3,049)
Cost of insurance and administrative charges	(38)	-	(1)	(1,226)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	3,927	-	6	(1,140)
Increase (decrease) in net assets derived from principal transactions	3,934	-	7	(3,077)
Total increase (decrease) in net assets	4,083	-	11	(2,002)
Net assets at December 31, 2005	4,083	-	11	25,828
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(17)	(4)	(3)	15
Total realized gain (loss) on investments and capital gains distributions	329	90	15	1,381
Net unrealized appreciation (depreciation) of investments	(241)	11	(1)	2,168
Net increase (decrease) in net assets from operations	71	97	11	3,564
Changes from principal transactions:				
Premiums	323	-	144	572
Surrenders and withdrawals	(123)	-	-	(1,979)
Cost of insurance and administrative charges	(104)	-	(29)	(1,084)
Benefit payments	-	-	-	(49)
Transfers between Divisions (including fixed account), net	(1,798)	811	(137)	(3,617)
Increase (decrease) in net assets derived from principal transactions	(1,702)	811	(22)	(6,157)
Total increase (decrease) in net assets	(1,631)	908	(11)	(2,593)
Net assets at December 31, 2006	$ 2,452	$ 908	$ -	$ 23,235

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Evergreen Health Sciences Portfolio - Institutional Class	ING Evergreen Health Sciences Portfolio - Service Class	ING Evergreen Omega Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class
Net Assets at January 1, 2005	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(2)	(47)	-
Total realized gain (loss) on investments and capital gains distributions	-	59	8	-
Net unrealized appreciation (depreciation) of investments	-	12	933	-
Net increase (decrease) in net assets from operations	-	69	894	-
Changes from principal transactions:				
Premiums	-	56	1,388	-
Surrenders and withdrawals	-	(105)	(786)	-
Cost of insurance and administrative charges	-	(21)	(458)	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	-	2,025	32,649	-
Increase (decrease) in net assets derived from principal transactions	-	1,955	32,793	-
Total increase (decrease) in net assets	-	2,024	33,687	-
Net assets at December 31, 2005	-	2,024	33,687	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(324)	274	(201)	(81)
Total realized gain (loss) on investments and capital gains distributions	9	39	217	1,450
Net unrealized appreciation (depreciation) of investments	182	(12)	1,615	(1,445)
Net increase (decrease) in net assets from operations	(133)	301	1,631	(76)
Changes from principal transactions:				
Premiums	-	255	2,943	1,410
Surrenders and withdrawals	-	(218)	(2,287)	(622)
Cost of insurance and administrative charges	-	(98)	(1,559)	(459)
Benefit payments	-	-	(2)	-
Transfers between Divisions (including fixed account), net	2,583	(2,264)	(2,744)	18,750
Increase (decrease) in net assets derived from principal transactions	2,583	(2,325)	(3,649)	19,079
Total increase (decrease) in net assets	2,450	(2,024)	(2,018)	19,003
Net assets at December 31, 2006	$ 2,450	$ -	$ 31,669	$ 19,003

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING FMR[SM] Large Cap Growth Portfolio - Institutional Class	ING FMR[SM] Mid Cap Growth Portfolio - Institutional Class	ING Global Resources Portfolio - Institutional Class
Net Assets at January 1, 2005	$ -	$ -	$ 4,257	$ 1,428
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(5)	(17)	12
Total realized gain (loss) on investments and capital gains distributions	-	118	100	367
Net unrealized appreciation (depreciation) of investments	-	1,023	12	376
Net increase (decrease) in net assets from operations	-	1,136	95	755
Changes from principal transactions:				
Premiums	2	1,379	436	271
Surrenders and withdrawals	-	(1,297)	(162)	(30)
Cost of insurance and administrative charges	-	(525)	(200)	(125)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	63	42,123	951	1,124
Increase (decrease) in net assets derived from principal transactions	65	41,680	1,025	1,240
Total increase (decrease) in net assets	65	42,816	1,120	1,995
Net assets at December 31, 2005	65	42,816	5,377	3,423
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(471)	(15)	(7)
Total realized gain (loss) on investments and capital gains distributions	41	70	388	1,316
Net unrealized appreciation (depreciation) of investments	-	1,122	(172)	(798)
Net increase (decrease) in net assets from operations	40	721	201	511
Changes from principal transactions:				
Premiums	33	6,346	130	1,454
Surrenders and withdrawals	-	(3,209)	(323)	(191)
Cost of insurance and administrative charges	(7)	(3,198)	(168)	(350)
Benefit payments	-	(11)	-	-
Transfers between Divisions (including fixed account), net	(131)	39,999	(1,787)	2,801
Increase (decrease) in net assets derived from principal transactions	(105)	39,927	(2,148)	3,714
Total increase (decrease) in net assets	(65)	40,648	(1,947)	4,225
Net assets at December 31, 2006	$ -	$ 83,464	$ 3,430	$ 7,648

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Service Class
Net Assets at January 1, 2005	$ -	$ 22,159	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(156)	-	(9)
Total realized gain (loss) on investments and capital gains distributions	-	3,056	-	(7)
Net unrealized appreciation (depreciation) of investments	-	(2,136)	-	159
Net increase (decrease) in net assets from operations	-	764	-	143
Changes from principal transactions:				
Premiums	-	2,691	-	222
Surrenders and withdrawals	-	(3,371)	-	(39)
Cost of insurance and administrative charges	-	(1,373)	-	(81)
Benefit payments	-	(39)	-	-
Transfers between Divisions (including fixed account), net	-	12,217	-	6,644
Increase (decrease) in net assets derived from principal transactions	-	10,125	-	6,746
Total increase (decrease) in net assets	-	10,889	-	6,889
Net assets at December 31, 2005	-	33,048	-	6,889
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	62	(191)	25	(10)
Total realized gain (loss) on investments and capital gains distributions	(36)	1,949	89	591
Net unrealized appreciation (depreciation) of investments	3,637	3,251	1,113	(159)
Net increase (decrease) in net assets from operations	3,663	5,009	1,227	422
Changes from principal transactions:				
Premiums	1,573	3,424	-	864
Surrenders and withdrawals	(423)	(2,335)	-	(725)
Cost of insurance and administrative charges	(564)	(1,750)	-	(308)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	26,437	(3,247)	11,024	(7,142)
Increase (decrease) in net assets derived from principal transactions	27,023	(3,908)	11,024	(7,311)
Total increase (decrease) in net assets	30,686	1,101	12,251	(6,889)
Net assets at December 31, 2006	$ 30,686	$ 34,149	$ 12,251	$ -

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Julius Baer Foreign Portfolio - Institutional Class	ING Legg Mason Value Portfolio - Institutional Class	ING LifeStyle Aggressive Growth Portfolio - Institutional Class	ING LifeStyle Growth Portfolio - Institutional Class
Net Assets at January 1, 2005	$ -	$ 1,660	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(8)	-	-
Total realized gain (loss) on investments and capital gains distributions	152	91	-	-
Net unrealized appreciation (depreciation) of investments	25	34	-	-
Net increase (decrease) in net assets from operations	174	117	-	-
Changes from principal transactions:				
Premiums	351	300	-	-
Surrenders and withdrawals	-	(8)	-	-
Cost of insurance and administrative charges	(30)	(66)	-	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	1,846	154	-	-
Increase (decrease) in net assets derived from principal transactions	2,167	380	-	-
Total increase (decrease) in net assets	2,341	497	-	-
Net assets at December 31, 2005	2,341	2,157	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(30)	(19)	(1)	-
Total realized gain (loss) on investments and capital gains distributions	455	158	8	32
Net unrealized appreciation (depreciation) of investments	1,284	599	340	636
Net increase (decrease) in net assets from operations	1,709	738	347	668
Changes from principal transactions:				
Premiums	1,855	888	611	682
Surrenders and withdrawals	(39)	(349)	(36)	(29)
Cost of insurance and administrative charges	(285)	(208)	(78)	(137)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	8,224	5,456	3,048	7,328
Increase (decrease) in net assets derived from principal transactions	9,755	5,787	3,545	7,844
Total increase (decrease) in net assets	11,464	6,525	3,892	8,512
Net assets at December 31, 2006	$ 13,805	$ 8,682	$ 3,892	$ 8,512

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING LifeStyle Moderate Growth Portfolio - Institutional Class	ING LifeStyle Moderate Portfolio - Institutional Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Institutional Class
Net Assets at January 1, 2005	$ -	$ -	$ 1,365	$ 58,056
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	74	1,492
Total realized gain (loss) on investments and capital gains distributions	-	-	(17)	-
Net unrealized appreciation (depreciation) of investments	-	-	(26)	-
Net increase (decrease) in net assets from operations	-	-	31	1,492
Changes from principal transactions:				
Premiums	-	-	725	14,684
Surrenders and withdrawals	-	-	(107)	(20,510)
Cost of insurance and administrative charges	-	-	(50)	(3,584)
Benefit payments	-	-	-	(3,010)
Transfers between Divisions (including fixed account), net	-	-	979	15,035
Increase (decrease) in net assets derived from principal transactions	-	-	1,547	2,615
Total increase (decrease) in net assets	-	-	1,578	4,107
Net assets at December 31, 2005	-	-	2,943	62,163
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	2	835	2,703
Total realized gain (loss) on investments and capital gains distributions	10	3	(139)	-
Net unrealized appreciation (depreciation) of investments	86	11	(1)	-
Net increase (decrease) in net assets from operations	97	16	695	2,703
Changes from principal transactions:				
Premiums	311	99	1,980	11,139
Surrenders and withdrawals	(33)	-	(622)	(3,547)
Cost of insurance and administrative charges	(29)	(5)	(786)	(3,333)
Benefit payments	-	-	-	(5,591)
Transfers between Divisions (including fixed account), net	2,617	242	20,942	(1,576)
Increase (decrease) in net assets derived from principal transactions	2,866	336	21,514	(2,908)
Total increase (decrease) in net assets	2,963	352	22,209	(205)
Net assets at December 31, 2006	$ 2,963	$ 352	$ 25,152	$ 61,958

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Liquid Assets Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING MarketPro Portfolio - Institutional Class	ING MarketStyle Growth Portfolio - Institutional Class
Net Assets at January 1, 2005	$ 20,814	$ 942	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	709	9	-	-
Total realized gain (loss) on investments and capital gains distributions	-	15	-	-
Net unrealized appreciation (depreciation) of investments	-	33	-	-
Net increase (decrease) in net assets from operations	709	57	-	-
Changes from principal transactions:				
Premiums	43,105	231	-	-
Surrenders and withdrawals	(1,637)	(8)	-	-
Cost of insurance and administrative charges	(1,917)	(21)	-	-
Benefit payments	(2,626)	-	-	-
Transfers between Divisions (including fixed account), net	(23,199)	(227)	-	-
Increase (decrease) in net assets derived from principal transactions	13,726	(25)	-	-
Total increase (decrease) in net assets	14,435	32	-	-
Net assets at December 31, 2005	35,249	974	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,291	1	-	-
Total realized gain (loss) on investments and capital gains distributions	-	181	-	(7)
Net unrealized appreciation (depreciation) of investments	-	(70)	3	118
Net increase (decrease) in net assets from operations	1,291	112	3	111
Changes from principal transactions:				
Premiums	28,360	196	9	144
Surrenders and withdrawals	(2,321)	(24)	-	-
Cost of insurance and administrative charges	(2,209)	(15)	(1)	(31)
Benefit payments	(647)	-	-	-
Transfers between Divisions (including fixed account), net	(34,179)	(938)	108	1,745
Increase (decrease) in net assets derived from principal transactions	(10,996)	(781)	116	1,858
Total increase (decrease) in net assets	(9,705)	(669)	119	1,969
Net assets at December 31, 2006	$ 25,544	$ 305	$ 119	$ 1,969

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING MarketStyle Moderate Growth Portfolio - Institutional Class	ING MarketStyle Moderate Portfolio - Institutional Class	ING Marsico Growth Portfolio - Institutional Class	ING Marsico International Opportunities Portfolio - Institutional Class
Net Assets at January 1, 2005	$ -	$ -	$ 3,205	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(20)	-
Total realized gain (loss) on investments and capital gains distributions	-	-	391	-
Net unrealized appreciation (depreciation) of investments	-	-	51	-
Net increase (decrease) in net assets from operations	-	-	422	-
Changes from principal transactions:				
Premiums	-	-	750	-
Surrenders and withdrawals	-	-	(517)	-
Cost of insurance and administrative charges	-	-	(171)	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	1,059	-
Increase (decrease) in net assets derived from principal transactions	-	-	1,121	-
Total increase (decrease) in net assets	-	-	1,543	-
Net assets at December 31, 2005	-	-	4,748	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(23)	(26)
Total realized gain (loss) on investments and capital gains distributions	1	-	106	(311)
Net unrealized appreciation (depreciation) of investments	35	3	154	1,333
Net increase (decrease) in net assets from operations	36	3	237	996
Changes from principal transactions:				
Premiums	141	204	1,138	-
Surrenders and withdrawals	(1)	(1)	(322)	-
Cost of insurance and administrative charges	(38)	(2)	(227)	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	620	2	638	15,846
Increase (decrease) in net assets derived from principal transactions	722	203	1,227	15,846
Total increase (decrease) in net assets	758	206	1,464	16,842
Net assets at December 31, 2006	$ 758	$ 206	$ 6,212	$ 16,842

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Institutional Class
Net Assets at January 1, 2005	$ -	$ 3,023	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	81	58	-
Total realized gain (loss) on investments and capital gains distributions	120	238	198	1
Net unrealized appreciation (depreciation) of investments	1,065	(188)	(273)	3
Net increase (decrease) in net assets from operations	1,184	131	(17)	4
Changes from principal transactions:				
Premiums	388	1,768	311	8
Surrenders and withdrawals	(57)	(215)	(2,463)	-
Cost of insurance and administrative charges	(141)	(205)	(139)	(1)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	11,341	882	13,610	44
Increase (decrease) in net assets derived from principal transactions	11,531	2,230	11,319	51
Total increase (decrease) in net assets	12,715	2,361	11,302	55
Net assets at December 31, 2005	12,715	5,384	11,302	55
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(19)	129	(52)	3
Total realized gain (loss) on investments and capital gains distributions	2,992	276	322	5
Net unrealized appreciation (depreciation) of investments	(1,065)	256	3,061	53
Net increase (decrease) in net assets from operations	1,908	661	3,331	61
Changes from principal transactions:				
Premiums	1,703	690	1,118	185
Surrenders and withdrawals	(833)	(93)	(1,317)	(8)
Cost of insurance and administrative charges	(613)	(257)	(503)	(21)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(14,880)	40	1,136	482
Increase (decrease) in net assets derived from principal transactions	(14,623)	380	434	638
Total increase (decrease) in net assets	(12,715)	1,041	3,765	699
Net assets at December 31, 2006	$ -	$ 6,425	$ 15,067	$ 754

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Stock Index Portfolio - Institutional Class
Net Assets at January 1, 2005	$ -	$ -	$ -	$ 220,550
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(27)	(1,397)
Total realized gain (loss) on investments and capital gains distributions	-	-	11	1,852
Net unrealized appreciation (depreciation) of investments	-	3	483	7,993
Net increase (decrease) in net assets from operations	-	3	468	8,448
Changes from principal transactions:				
Premiums	-	22	548	22,505
Surrenders and withdrawals	-	-	(517)	(15,677)
Cost of insurance and administrative charges	-	(1)	(195)	(9,747)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	-	62	15,411	(6,673)
Increase (decrease) in net assets derived from principal transactions	-	83	15,247	(9,592)
Total increase (decrease) in net assets	-	86	15,715	(1,144)
Net assets at December 31, 2005	-	86	15,715	219,406
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	-	(45)	2,026
Total realized gain (loss) on investments and capital gains distributions	-	10	306	6,771
Net unrealized appreciation (depreciation) of investments	48	(3)	1,444	20,731
Net increase (decrease) in net assets from operations	46	7	1,705	29,528
Changes from principal transactions:				
Premiums	-	40	1,260	16,283
Surrenders and withdrawals	-	-	(1,721)	(9,213)
Cost of insurance and administrative charges	-	(11)	(684)	(9,375)
Benefit payments	-	-	(11)	(90)
Transfers between Divisions (including fixed account), net	1,169	(122)	1,597	(25,164)
Increase (decrease) in net assets derived from principal transactions	1,169	(93)	441	(27,559)
Total increase (decrease) in net assets	1,215	(86)	2,146	1,969
Net assets at December 31, 2006	$ 1,215	$ -	$ 17,861	$ 221,375

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class	ING UBS U.S. Allocation Portfolio - Service Class	ING Van Kampen Equity Growth Portfolio - Institutional Class
Net Assets at January 1, 2005	$ 33,001	$ 10,480	$ -	$ 4,704
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	371	104	-	1
Total realized gain (loss) on investments and capital gains distributions	2,909	750	-	60
Net unrealized appreciation (depreciation) of investments	(537)	(378)	1	541
Net increase (decrease) in net assets from operations	2,743	476	1	602
Changes from principal transactions:				
Premiums	5,156	1,879	8	601
Surrenders and withdrawals	(2,186)	(136)	-	(283)
Cost of insurance and administrative charges	(1,665)	(442)	(1)	(219)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	1,281	1,038	8	(602)
Increase (decrease) in net assets derived from principal transactions	2,586	2,339	15	(503)
Total increase (decrease) in net assets	5,329	2,815	16	99
Net assets at December 31, 2005	38,330	13,295	16	4,803
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	445	163	-	(24)
Total realized gain (loss) on investments and capital gains distributions	4,210	1,043	1	283
Net unrealized appreciation (depreciation) of investments	1,131	1,574	20	(101)
Net increase (decrease) in net assets from operations	5,786	2,780	21	158
Changes from principal transactions:				
Premiums	5,883	2,142	53	217
Surrenders and withdrawals	(3,065)	(1,130)	(1)	(95)
Cost of insurance and administrative charges	(1,985)	(575)	(7)	(203)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	2,889	1,692	195	(491)
Increase (decrease) in net assets derived from principal transactions	3,722	2,129	240	(572)
Total increase (decrease) in net assets	9,508	4,909	261	(414)
Net assets at December 31, 2006	$ 47,838	$ 18,204	$ 277	$ 4,389

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Van Kampen Growth and Income Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING American Century Large Company Value Portfolio - Initial Class
Net Assets at January 1, 2005	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	1	-	-	-
Net unrealized appreciation (depreciation) of investments	31	-	-	1
Net increase (decrease) in net assets from operations	32	-	-	1
Changes from principal transactions:				
Premiums	19	-	-	3
Surrenders and withdrawals	-	-	-	-
Cost of insurance and administrative charges	(13)	-	-	(1)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	990	7	-	30
Increase (decrease) in net assets derived from principal transactions	996	7	-	32
Total increase (decrease) in net assets	1,028	7	-	33
Net assets at December 31, 2005	1,028	7	-	33
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	243	(21)	1
Total realized gain (loss) on investments and capital gains distributions	189	951	347	3
Net unrealized appreciation (depreciation) of investments	200	2,676	614	8
Net increase (decrease) in net assets from operations	404	3,870	940	12
Changes from principal transactions:				
Premiums	530	1,934	1,219	6
Surrenders and withdrawals	(11)	(1,027)	(651)	(7)
Cost of insurance and administrative charges	(111)	(1,236)	(621)	(3)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	1,855	41,657	18,416	35
Increase (decrease) in net assets derived from principal transactions	2,263	41,328	18,363	31
Total increase (decrease) in net assets	2,667	45,198	19,303	43
Net assets at December 31, 2006	$ 3,695	$ 45,205	$ 19,303	$ 76

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Initial Class	ING Baron Small Cap Growth Portfolio - Initial Class	ING Columbia Small Cap Value II Portfolio - Initial Class	ING Fundamental Research Portfolio - Initial Class
Net Assets at January 1, 2005	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(3)	-	-
Total realized gain (loss) on investments and capital gains distributions	81	2	-	-
Net unrealized appreciation (depreciation) of investments	(71)	45	-	-
Net increase (decrease) in net assets from operations	12	44	-	-
Changes from principal transactions:				
Premiums	166	356	-	-
Surrenders and withdrawals	(4)	(3)	-	-
Cost of insurance and administrative charges	(12)	(24)	-	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	726	1,957	-	-
Increase (decrease) in net assets derived from principal transactions	876	2,286	-	-
Total increase (decrease) in net assets	888	2,330	-	-
Net assets at December 31, 2005	888	2,330	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(20)	(22)	-
Total realized gain (loss) on investments and capital gains distributions	(41)	324	(61)	-
Net unrealized appreciation (depreciation) of investments	122	245	131	1
Net increase (decrease) in net assets from operations	76	549	48	1
Changes from principal transactions:				
Premiums	90	1,161	406	-
Surrenders and withdrawals	(46)	(372)	(226)	-
Cost of insurance and administrative charges	(55)	(197)	(155)	(1)
Benefit payments	-	(8)	-	-
Transfers between Divisions (including fixed account), net	(254)	2,660	6,434	16
Increase (decrease) in net assets derived from principal transactions	(265)	3,244	6,459	15
Total increase (decrease) in net assets	(189)	3,793	6,507	16
Net assets at December 31, 2006	$ 699	$ 6,123	$ 6,507	$ 16

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Initial Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Lord Abbett U.S. Government Securities Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Initial Class
Net Assets at January 1, 2005	$ 6,176	$ 226	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	(1)	-	-
Total realized gain (loss) on investments and capital gains distributions	1,070	35	-	-
Net unrealized appreciation (depreciation) of investments	(372)	(5)	-	-
Net increase (decrease) in net assets from operations	711	29	-	-
Changes from principal transactions:				
Premiums	1,682	52	-	-
Surrenders and withdrawals	(152)	(5)	-	-
Cost of insurance and administrative charges	(357)	(25)	-	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	2,054	434	-	-
Increase (decrease) in net assets derived from principal transactions	3,227	456	-	-
Total increase (decrease) in net assets	3,938	485	-	-
Net assets at December 31, 2005	10,114	711	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(50)	(2)	716	(1)
Total realized gain (loss) on investments and capital gains distributions	895	20	69	-
Net unrealized appreciation (depreciation) of investments	1,248	6	37	52
Net increase (decrease) in net assets from operations	2,093	24	822	51
Changes from principal transactions:				
Premiums	2,363	39	1,135	93
Surrenders and withdrawals	(874)	(11)	(758)	-
Cost of insurance and administrative charges	(616)	(37)	(601)	(7)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	1,676	(470)	17,823	387
Increase (decrease) in net assets derived from principal transactions	2,549	(479)	17,599	473
Total increase (decrease) in net assets	4,642	(455)	18,421	524
Net assets at December 31, 2006	$ 14,756	$ 256	$ 18,421	$ 524

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Neuberger Berman Regency Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Initial Class
Net Assets at January 1, 2005	$ -	$ -	$ -	$ 6,250
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	21	110	126
Total realized gain (loss) on investments and capital gains distributions	-	106	2	157
Net unrealized appreciation (depreciation) of investments	-	531	(117)	(141)
Net increase (decrease) in net assets from operations	-	658	(5)	142
Changes from principal transactions:				
Premiums	-	399	227	1,158
Surrenders and withdrawals	-	(68)	(2)	(300)
Cost of insurance and administrative charges	-	(129)	(85)	(354)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	-	3,171	5,959	2,881
Increase (decrease) in net assets derived from principal transactions	-	3,373	6,099	3,385
Total increase (decrease) in net assets	-	4,031	6,094	3,527
Net assets at December 31, 2005	-	4,031	6,094	9,777
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(20)	(29)	232
Total realized gain (loss) on investments and capital gains distributions	1	276	10	28
Net unrealized appreciation (depreciation) of investments	19	528	467	357
Net increase (decrease) in net assets from operations	21	784	448	617
Changes from principal transactions:				
Premiums	46	801	646	1,590
Surrenders and withdrawals	-	(400)	(262)	(423)
Cost of insurance and administrative charges	(3)	(243)	(265)	(551)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	168	370	(342)	7,073
Increase (decrease) in net assets derived from principal transactions	211	528	(223)	7,689
Total increase (decrease) in net assets	232	1,312	225	8,306
Net assets at December 31, 2006	$ 232	$ 5,343	$ 6,319	$ 18,083

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Net Assets at January 1, 2005	$ -	$ -	$ 8,237	$ 877
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(80)	(1)	23	(2)
Total realized gain (loss) on investments				
and capital gains distributions	298	18	884	23
Net unrealized appreciation (depreciation)				
of investments	2,829	1	(577)	59
Net increase (decrease) in net assets from operations	3,047	18	330	80
Changes from principal transactions:				
Premiums	1,537	1	1,371	139
Surrenders and withdrawals	(1,202)	-	(465)	(53)
Cost of insurance and administrative charges	(616)	(19)	(371)	(66)
Benefit payments	-	-	-	-
Transfers between Divisions				
(including fixed account), net	43,047	72	817	175
Increase (decrease) in net assets derived from				
principal transactions	42,766	54	1,352	195
Total increase (decrease) in net assets	45,813	72	1,682	275
Net assets at December 31, 2005	45,813	72	9,919	1,152
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(268)	9	71	44
Total realized gain (loss) on investments				
and capital gains distributions	1,708	40	1,621	162
Net unrealized appreciation (depreciation)				
of investments	2,192	378	231	37
Net increase (decrease) in net assets from operations	3,632	427	1,923	243
Changes from principal transactions:				
Premiums	3,671	108	1,771	121
Surrenders and withdrawals	(2,740)	(7)	(648)	(112)
Cost of insurance and administrative charges	(2,004)	(49)	(463)	(108)
Benefit payments	-	-	-	-
Transfers between Divisions				
(including fixed account), net	(4,954)	5,838	(372)	1,305
Increase (decrease) in net assets derived from				
principal transactions	(6,027)	5,890	288	1,206
Total increase (decrease) in net assets	(2,395)	6,317	2,211	1,449
Net assets at December 31, 2006	$ 43,418	$ 6,389	$ 12,130	$ 2,601

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING VP Strategic Allocation Conservative Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I
Net Assets at January 1, 2005	$ 52	$ 42	$ 31	$ 5,418
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	16	8	44
Total realized gain (loss) on investments and capital gains distributions	(4)	10	18	516
Net unrealized appreciation (depreciation) of investments	2	132	57	(340)
Net increase (decrease) in net assets from operations	(1)	158	83	220
Changes from principal transactions:				
Premiums	19	1,409	2,416	774
Surrenders and withdrawals	-	(123)	(159)	(585)
Cost of insurance and administrative charges	(7)	(67)	(46)	(264)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	69	2,709	2,111	(610)
Increase (decrease) in net assets derived from principal transactions	81	3,928	4,322	(685)
Total increase (decrease) in net assets	80	4,086	4,405	(465)
Net assets at December 31, 2005	132	4,128	4,436	4,953
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	66	81	4
Total realized gain (loss) on investments and capital gains distributions	6	315	169	323
Net unrealized appreciation (depreciation) of investments	2	13	168	1,018
Net increase (decrease) in net assets from operations	12	394	418	1,345
Changes from principal transactions:				
Premiums	7	729	278	623
Surrenders and withdrawals	-	(12)	(41)	(232)
Cost of insurance and administrative charges	(9)	(122)	(146)	(354)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	39	(3,123)	(1,300)	7,094
Increase (decrease) in net assets derived from principal transactions	37	(2,528)	(1,209)	7,131
Total increase (decrease) in net assets	49	(2,134)	(791)	8,476
Net assets at December 31, 2006	$ 181	$ 1,994	$ 3,645	$ 13,429

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I	ING VP High Yield Bond Portfolio - Class I
Net Assets at January 1, 2005	$ 13,569	$ 6,535	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	(17)	(1)	233
Total realized gain (loss) on investments and capital gains distributions	2,620	1,239	-	(7)
Net unrealized appreciation (depreciation) of investments	(897)	(507)	(8)	(136)
Net increase (decrease) in net assets from operations	1,746	715	(9)	90
Changes from principal transactions:				
Premiums	2,372	1,039	12	519
Surrenders and withdrawals	(398)	(272)	(2)	(440)
Cost of insurance and administrative charges	(583)	(305)	(6)	(179)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	1,978	2,879	1,916	14,772
Increase (decrease) in net assets derived from principal transactions	3,369	3,341	1,920	14,672
Total increase (decrease) in net assets	5,115	4,056	1,911	14,762
Net assets at December 31, 2005	18,684	10,591	1,911	14,762
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	(19)	17	1,403
Total realized gain (loss) on investments and capital gains distributions	2,492	1,212	13	(237)
Net unrealized appreciation (depreciation) of investments	(1,079)	164	249	856
Net increase (decrease) in net assets from operations	1,429	1,357	279	2,022
Changes from principal transactions:				
Premiums	1,755	1,272	57	1,510
Surrenders and withdrawals	(540)	(387)	(56)	(901)
Cost of insurance and administrative charges	(606)	(412)	(69)	(1,154)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(6,252)	2,141	(128)	11,453
Increase (decrease) in net assets derived from principal transactions	(5,643)	2,614	(196)	10,908
Total increase (decrease) in net assets	(4,214)	3,971	83	12,930
Net assets at December 31, 2006	$ 14,470	$ 14,562	$ 1,994	$ 27,692

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING VP MidCap Opportunities Portfolio - Class I	ING VP Real Estate Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class I	ING VP Balanced Portfolio - Class I
Net Assets at January 1, 2005	$ 2,482	$ -	$ 3,678	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9)	161	(19)	-
Total realized gain (loss) on investments and capital gains distributions	191	8	126	-
Net unrealized appreciation (depreciation) of investments	37	610	230	-
Net increase (decrease) in net assets from operations	219	779	337	-
Changes from principal transactions:				
Premiums	299	579	462	-
Surrenders and withdrawals	(130)	(307)	(163)	-
Cost of insurance and administrative charges	(207)	(180)	(230)	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	46	13,269	(457)	-
Increase (decrease) in net assets derived from principal transactions	8	13,661	(388)	-
Total increase (decrease) in net assets	227	14,140	(51)	-
Net assets at December 31, 2005	2,709	14,140	3,627	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8)	325	(17)	(87)
Total realized gain (loss) on investments and capital gains distributions	99	2,182	291	(3)
Net unrealized appreciation (depreciation) of investments	105	3,002	182	1,080
Net increase (decrease) in net assets from operations	196	5,509	456	990
Changes from principal transactions:				
Premiums	83	2,103	473	1,059
Surrenders and withdrawals	(52)	(982)	(122)	(911)
Cost of insurance and administrative charges	(165)	(794)	(190)	(620)
Benefit payments	-	(12)	-	-
Transfers between Divisions (including fixed account), net	(245)	1,815	(363)	18,762
Increase (decrease) in net assets derived from principal transactions	(379)	2,130	(202)	18,290
Total increase (decrease) in net assets	(183)	7,639	254	19,280
Net assets at December 31, 2006	$ 2,526	$ 21,779	$ 3,881	$ 19,280

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING VP Intermediate Bond Portfolio - Class I	Brandes International Equity Fund	Business Opportunity Value Fund	Frontier Capital Appreciation Fund
Net Assets at January 1, 2005	$ 8,705	$ 11,581	$ 1,943	$ 6,826
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	567	105	1	(60)
Total realized gain (loss) on investments and capital gains distributions	(43)	1,281	373	1,259
Net unrealized appreciation (depreciation) of investments	(234)	(26)	(167)	(282)
Net increase (decrease) in net assets from operations	290	1,360	207	917
Changes from principal transactions:				
Premiums	2,993	1,150	238	567
Surrenders and withdrawals	(362)	(334)	(12)	(220)
Cost of insurance and administrative charges	(596)	(489)	(130)	(232)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	5,221	1,630	661	(243)
Increase (decrease) in net assets derived from principal transactions	7,256	1,957	757	(128)
Total increase (decrease) in net assets	7,546	3,317	964	789
Net assets at December 31, 2005	16,251	14,898	2,907	7,615
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	725	132	(4)	(61)
Total realized gain (loss) on investments and capital gains distributions	(252)	2,855	408	1,512
Net unrealized appreciation (depreciation) of investments	177	1,099	(41)	(173)
Net increase (decrease) in net assets from operations	650	4,086	363	1,278
Changes from principal transactions:				
Premiums	3,560	1,033	235	566
Surrenders and withdrawals	(819)	(766)	(96)	(212)
Cost of insurance and administrative charges	(779)	(607)	(135)	(279)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	945	1,605	(156)	956
Increase (decrease) in net assets derived from principal transactions	2,907	1,265	(152)	1,031
Total increase (decrease) in net assets	3,557	5,351	211	2,309
Net assets at December 31, 2006	$ 19,808	$ 20,249	$ 3,118	$ 9,924

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Turner Core Growth Fund	Neuberger Berman AMT Growth Portfolio® - Class I	Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I	Neuberger Berman AMT Socially Responsive Portfolio® - Class I
Net Assets at January 1, 2005	$ 2,652	$ 13,491	$ 27,815	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	(95)	536	-
Total realized gain (loss) on investments and capital gains distributions	276	359	(234)	-
Net unrealized appreciation (depreciation) of investments	50	1,426	(99)	2
Net increase (decrease) in net assets from operations	320	1,690	203	2
Changes from principal transactions:				
Premiums	235	1,342	2,412	18
Surrenders and withdrawals	(22)	(798)	(2,728)	-
Cost of insurance and administrative charges	(167)	(575)	(1,163)	(1)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	88	(275)	(3,223)	28
Increase (decrease) in net assets derived from principal transactions	134	(306)	(4,702)	45
Total increase (decrease) in net assets	454	1,384	(4,499)	47
Net assets at December 31, 2005	3,106	14,875	23,316	47
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(36)	(43)	-
Total realized gain (loss) on investments and capital gains distributions	459	6,358	(1,007)	2
Net unrealized appreciation (depreciation) of investments	(204)	(4,608)	1,185	8
Net increase (decrease) in net assets from operations	255	1,714	135	10
Changes from principal transactions:				
Premiums	228	392	568	11
Surrenders and withdrawals	(401)	(108)	(1,351)	-
Cost of insurance and administrative charges	(174)	(187)	(318)	(5)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	601	(16,686)	(22,350)	26
Increase (decrease) in net assets derived from principal transactions	254	(16,589)	(23,451)	32
Total increase (decrease) in net assets	509	(14,875)	(23,316)	42
Net assets at December 31, 2006	$ 3,615	$ -	$ -	$ 89

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Pioneer Small Cap Value VCT Portfolio - Class I	Putnam VT Small Cap Value Fund - Class IB Shares	Van Eck Worldwide Emerging Markets Fund	Van Eck Worldwide Hard Assets Fund
Net Assets at January 1, 2005	$ 5,468	$ 20,927	$ 14,257	$ 8,359
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(31)	1,010	27	(30)
Total realized gain (loss) on investments and capital gains distributions	983	2,263	1,703	1,705
Net unrealized appreciation (depreciation) of investments	(236)	(2,047)	3,019	2,276
Net increase (decrease) in net assets from operations	716	1,226	4,749	3,951
Changes from principal transactions:				
Premiums	751	2,153	1,558	647
Surrenders and withdrawals	(215)	(1,437)	(764)	(310)
Cost of insurance and administrative charges	(232)	(966)	(611)	(330)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(120)	(2,245)	2,240	1,481
Increase (decrease) in net assets derived from principal transactions	184	(2,495)	2,423	1,488
Total increase (decrease) in net assets	900	(1,269)	7,172	5,439
Net assets at December 31, 2005	6,368	19,658	21,429	13,798
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(12)	2,014	102	(67)
Total realized gain (loss) on investments and capital gains distributions	1,373	4,337	11,760	3,946
Net unrealized appreciation (depreciation) of investments	(661)	(4,100)	(6,796)	(998)
Net increase (decrease) in net assets from operations	700	2,251	5,066	2,881
Changes from principal transactions:				
Premiums	192	658	480	261
Surrenders and withdrawals	(162)	(305)	(238)	(736)
Cost of insurance and administrative charges	(74)	(307)	(249)	(436)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(7,024)	(21,955)	(26,488)	(3,175)
Increase (decrease) in net assets derived from principal transactions	(7,068)	(21,909)	(26,495)	(4,086)
Total increase (decrease) in net assets	(6,368)	(19,658)	(21,429)	(1,205)
Net assets at December 31, 2006	$ -	$ -	$ -	$ 12,593

The accompanying notes are an integral part of these financial statements.

1.   **Organization**

Security Life of Denver Insurance Company Security Life Separate Account L1 (the "Account") was established on November 3, 1993, by Security Life of Denver Insurance Company ("SLD" or the "Company") to support the operations of variable universal life policies ("Policies"). The Company is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account supports the operations of the FirstLine Variable Universal Life, FirstLine II Variable Universal Life, Strategic Advantage Variable Universal Life, Strategic Advantage II Variable Universal Life, Variable Survivorship Universal Life, Corporate Benefits Variable Universal Life, Strategic Investor Variable Universal Life, Asset Portfolio Manager Variable Universal Life, Estate Designer Variable Universal Life, Asset Accumulator Variable Universal Life, and ING Corporate Advantage Variable Universal Life policies (collectively, "Policies") offered by the Company.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. SLD provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the SLD fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be chargeable with liabilities arising out of any other business SLD may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of SLD. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of SLD.

At December 31, 2006, the Account had, 84 investment divisions (the "Divisions") 13 of which invest in independently managed mutual funds and 71 of which invest in mutual funds managed by an affiliate, either Directed Services, LLC or ING Investments, LLC. The assets in each Division are invested in shares of a designated Fund ("Fund") of various investment trusts (the "Trusts").

Investment Divisions with asset balances at December 31, 2006, and related Trusts are as follows:

AIM Variable Insurance Funds:
  AIM V.I. Core Equity Fund - Series I Shares**
American Funds Insurance Series:
  American Funds Insurance Series® Growth
    Fund - Class 2
  American Funds Insurance Series® Growth Income
    Fund - Class 2
  American Funds Insurance Series® International
    Fund - Class 2
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class*
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service Class*
  Fidelity® VIP Investment Grade Bond
    Portfolio - Initial Class*
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth
    Portfolio - Institutional Class*
  ING BlackRock Large Cap Growth
    Portfolio - Institutional Class**
  ING BlackRock Large Cap Value
    Portfolio - Institutional Class
  ING Evergreen Health Sciences
    Portfolio - Institutional Class**
  ING Evergreen Omega Portfolio - Institutional Class*
  ING FMR^{SM} Diversified Mid Cap
    Portfolio - Institutional Class**
  ING FMR^{SM} Large Cap Growth
    Portfolio - Institutional Class*
  ING FMR^{SM} Mid Cap Growth
    Portfolio - Institutional Class
  ING Global Resources Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity
    Portfolio - Institutional Class**
  ING JPMorgan Small Cap Core Equity
    Portfolio - Institutional Class
  ING JPMorgan Value Opportunities
    Portfolio - Institutional Class**
  ING Julius Baer Foreign Portfolio - Institutional Class*
  ING Legg Mason Value Portfolio - Institutional Class
  ING LifeStyle Aggressive Growth
    Portfolio - Institutional Class**
  ING LifeStyle Growth Portfolio - Institutional Class**
  ING LifeStyle Moderate Growth
    Portfolio - Institutional Class**
  ING LifeStyle Moderate
    Portfolio - Institutional Class**
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Institutional Class
  ING Liquid Assets Portfolio - Service Class
  ING Lord Abbett Affiliated
    Portfolio - Institutional Class
  ING MarketPro Portfolio - Institutional Class**
  ING MarketStyle Growth Portfolio - Institutional Class**

ING Investors Trust (continued):
  ING MarketStyle Moderate Growth
    Portfolio - Institutional Class**
  ING MarketStyle Moderate
    Portfolio - Institutional Class**
  ING Marsico Growth Portfolio - Institutional Class
  ING Marsico International Opportunities
    Portfolio - Institutional Class**
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Utilities Portfolio - Service Class*
  ING Oppenheimer Main Street
    Portfolio® - Institutional Class
  ING Pioneer Fund Portfolio - Institutional Class**
  ING Pioneer Mid Cap Value
    Portfolio - Institutional Class*
  ING Stock Index Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation
    Portfolio - Institutional Class
  ING T. Rowe Price Equity Income
    Portfolio - Institutional Class
  ING UBS U.S. Allocation
    Portfolio - Service Class*
  ING Van Kampen Equity Growth
    Portfolio - Institutional Class
  ING Van Kampen Growth and Income
    Portfolio - Service Class*
  ING VP Index Plus International Equity
    Portfolio - Service Class*
  ING Wells Fargo Small Cap Disciplined
    Portfolio - Service Class**
ING Partners, Inc.:
  ING American Century Large Company Value
    Portfolio - Initial Class*
  ING American Century Small-Mid Cap Value
    Portfolio - Initial Class*
  ING Baron Small Cap Growth
    Portfolio - Initial Class*
  ING Columbia Small Cap Value II
    Portfolio - Initial Class**
  ING Fundamental Research Portfolio - Initial Class**
  ING JPMorgan Mid Cap Value Portfolio - Initial Class
  ING Legg Mason Partners Aggressive Growth
    Portfolio - Initial Class
  ING Lord Abbett U.S. Government Securities
    Portfolio - Initial Class**
  ING Neuberger Berman Partners
    Portfolio - Initial Class**
  ING Neuberger Berman Regency
    Portfolio - Initial Class**
  ING Oppenheimer Global Portfolio - Initial Class*
  ING Oppenheimer Strategic Income
    Portfolio - Service Class*
  ING PIMCO Total Return Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class*

ING Partners, Inc. (continued):
  ING UBS U.S. Large Cap Equity
    Portfolio - Initial Class*
  ING Van Kampen Comstock Portfolio - Initial Class
  ING Van Kampen Equity and Income
    Portfolio - Initial Class
ING Strategic Allocation Portfolios, Inc.:
  ING VP Strategic Allocation Conservative
    Portfolio - Class I
  ING VP Strategic Allocation Growth
    Portfolio - Class I
  ING VP Strategic Allocation Moderate
    Portfolio - Class I
ING Variable Portfolios, Inc.:
  ING VP Index Plus LargeCap Portfolio - Class I
  ING VP Index Plus MidCap Portfolio - Class I
  ING VP Index Plus SmallCap Portfolio - Class I
  ING VP Value Opportunity Portfolio - Class I*
ING Variable Products Trust:
  ING VP High Yield Bond Portfolio - Class I*
  ING VP MidCap Opportunities Portfolio - Class I
  ING VP Real Estate Portfolio - Class S*
  ING VP SmallCap Opportunities Portfolio - Class I

ING VP Balanced Portfolio, Inc.:
  ING VP Balanced Portfolio - Class I**
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class I
M Fund, Inc.:
  Brandes International Equity Fund
  Business Opportunity Value Fund
  Frontier Capital Appreciation Fund
  Turner Core Growth Fund
Neuberger Berman Advisers Management Trust:
  Neuberger Berman AMT Socially Responsive
    Portfolio® - Class I*
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Hard Assets Fund

*   Division added in 2005
** Division added in 2006

The names of certain Divisions were changed during 2006. The following is a summary of current and former names for those Divisions:

Current Name	**Former Name**
ING Investors Trust:	ING Investors Trust:
ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Mercury Large Cap Growth Portfolio - Institutional Class
ING BlackRock Large Cap Value Portfolio - Institutional Class	ING Mercury Large Cap Value Portfolio - Institutional Class
ING FMR^{SM} Large Cap Growth Portfolio - Institutional Class	ING FMR^{SM} Earnings Growth Portfolio - Institutional Class
ING FMR^{SM} Mid Cap Growth Portfolio - Institutional Class	ING MFS Mid Cap Growth Portfolio - Institutional Class
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Equity Portfolio - Institutional Class
ING Partners, Inc.:	ING Partners, Inc.:
ING American Century Small-Mid Cap Value Portfolio - Initial Class	ING American Century Small Cap Value Portfolio - Initial Class
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Salomon Brothers Aggressive Growth Portfolio - Initial Class
ING Strategic Allocation Portfolios, Inc.:	ING Strategic Allocation Portfolios, Inc.:
ING VP Strategic Allocation Conservative Portfolio - Class I	ING VP Strategic Allocation Income Portfolio - Class I
ING VP Strategic Allocation Moderate Portfolio - Class I	ING VP Strategic Allocation Balanced Portfolio - Class I

During 2006, the following Divisions were closed to contractowners:

AIM V.I. Core Stock Fund - Series I Shares	ING FMR^{SM} Diversified Mid Cap
AIM V.I. Government Securities Fund - Series I Shares	Portfolio - Service Class
Fidelity® VIP Growth Portfolio - Initial Class	ING JPMorgan Value Opportunities
Fidelity® VIP Growth Portfolio - Service Class	Portfolio - Service Class
Fidelity® VIP High Income Portfolio - Service Class	ING Marsico International Opportunities Portfolio -
Fidelity® VIP Overseas Portfolio - Initial Class	Service Class
Fidelity® VIP Overseas Portfolio - Service Class	ING Pioneer Fund Portfolio - Service Class
Fidelity® VIP Asset Manager^{SM} Portfolio - Initial Class	Neuberger Berman AMT Growth Portfolio® - Class I
Fidelity® VIP Asset Manager^{SM} Portfolio - Service Class	Neuberger Berman AMT Limited Maturity Bond
ING BlackRock Large Cap Growth	Portfolio® - Class I
Portfolio - Service Class	Pioneer Small Cap Value VCT Portfolio - Class I
ING Evergreen Health Sciences	Putnam VT Small Cap Value Fund - Class IB Shares
Portfolio - Service Class	Van Eck Worldwide Emerging Markets Fund

There were no Divisions offered during 2006 that did not have any activity as of December 31, 2006.

2.   Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the date the order to buy or sell is confirmed. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of SLD, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of SLD.

Contractowner Reserves

Contractowner reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, SLD will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to SLD.

3.   **Charges and Fees**

Under the terms of the Policies, certain charges are allocated to the Policies to cover SLD's expenses in connection with the issuance and administration of the Policies. Following is a summary of these charges:

Premium Expense Charge

SLD deducts a premium charge for certain Policies ranging from 2.00% to 11.00% of each premium payment as defined in the Policies.

Mortality, Expense Risk, and Other Charges

For FirstLine, FirstLine II, Strategic Advantage, Strategic Advantage II, Variable Survivorship, Estate Designer Policies, and Strategic Investor (Class A Policies), charges are made directly against the assets of the Account Divisions and are reflected daily in the computation of the unit values of the Divisions. A daily deduction, at an annual rate of up to 0.75% of the average daily net asset value of each Division of the Account, is charged to cover these risks, as specified in the Contracts.

For the Corporate Benefits, Corporate Advantage, Asset Portfolio Manager, and Asset Accumulator Policies (Class B Policies), mortality and expense charges result in the redemption of units rather than a deduction in the daily computation of unit values.

For Corporate Benefits Policies, a monthly deduction, at an annual rate of 0.20% of the contractowner account value, is charged. For Corporate Advantage Policies, a monthly deduction, at an annual rate of 0.10% of the contractowner account value, is charged. For Asset Portfolio Manager Policies, a monthly deduction, at an annual rate of 0.90% and

71

0.45% of the contractowner account value, is charged during policy years 1 through 10 and 11 through 20, respectively. There is no mortality and expense charge after year 20 for Asset Portfolio Manager Policies. For Asset Accumulator Policies, a monthly deduction, at an annual rate of 0.45% and 0.30% of the contractowner account value, is charged during policy years 1 through 5 and 6 through 10, respectively. There is no mortality and expense charge after year 10 for Asset Accumulator Policies.

The monthly cost of insurance charge varies based on the insured's sex, issue age, policy year, rate class, and the face amount of policies.

The monthly administrative charge is based on an established amount per $1,000 of base insurance coverage or an established per month charge, as defined in the Policies.

The monthly amount charged for optional insurance benefits varies based on a number of factors and is defined in the Policies.

Other Policy Deductions

The Variable Universal Life Policies provide for certain deductions for sales and tax loads from premium payments received from the contractowners and for surrender charges and taxes from amounts paid to contractowners. Such deductions are taken after the redemption of units in the Account and are not included in the Account financial statements.

Premium Taxes

Premiums are subject to a charge for premium and other state and local taxes. The amount and timing of the payment by SLD depends on the state of residence and currently is up to 4.00% of premiums.

4.   **Related Party Transactions**

During the year ended December 31, 2006, management and service fees were paid indirectly to Directed Services, Inc. ("DSI"), an affiliate of the Company, in its capacity as investment manager to ING Investors Trust. The Fund's advisory agreement provided for fees at annual rates ranging from 0.00% to 1.25% of the average net assets of each respective Division.

Management fees were paid to ING Investments, LLC, an affiliate of the Company, in its capacity as investment advisor to ING Variable Products Trust, ING VP Intermediate Bond Portfolio, ING Strategic Allocation Portfolios, Inc., ING VP Balanced Portfolio, Inc., and ING Variable Portfolios, Inc. The Fund's advisory agreement provides for fees at annual rates ranging from 0.35% to 0.76% of the average net assets of each respective Division.

Additionally, management fees were paid to ING Life Insurance and Annuity Company ("ILIAC"), an affiliate of the Company, in its capacity as investment advisor to ING Partners, Inc. The Funds' advisory agreement provides for fees at annual rates ranging from 0.47% to 1.00% of the average net assets of each respective Division.

On November 9, 2006, the Board of Trustees of ING Partners, Inc. and ING Investors Trust approved a consolidation of the Advisory functions for all of the Divisions. Effective December 31, 2006 DSI was reorganized into a limited liability corporation, renamed to Directed Services, LLC ("DSL") and transferred so that it became a wholly owned subsidiary of ILIAC. The functions of DSI and ILIAC were consolidated into DSL effective December 31, 2006. DSL is a dually registered investment adviser and broker-dealer. DSI's current advisory contracts will remain within the newly organized DSL, and ILIAC's advisory contracts will be assumed by DSL.

5. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

	Year Ended December 31			
	2006		**2005**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
AIM Variable Insurance Funds:				
AIM V.I. Core Equity Fund - Series I Shares	$ 22,096	$ 4,759	$ -	$ -
AIM V.I. Core Stock Fund - Series I Shares	510	23,302	1,344	3,683
AIM V.I. Government Securities Fund - Series I Shares	750	22,496	3,488	5,444
American Funds Insurance Series:				
American Funds Insurance Series® Growth Fund - Class 2	17,259	6,285	12,731	3,098
American Funds Insurance Series® Growth Income Fund - Class 2	7,105	2,556	6,945	2,784
American Funds Insurance Series® International Fund - Class 2	16,523	2,862	9,939	1,772
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Service Class	1,614	95	105	1
Fidelity® VIP Growth Portfolio - Initial Class	808	47,116	6,388	13,483
Fidelity® VIP Growth Portfolio - Service Class	153	3,105	941	1,031
Fidelity® VIP High Income Portfolio - Service Class	961	12,430	22,284	10,851
Fidelity® VIP Overseas Portfolio - Initial Class	2,262	43,561	3,190	11,420
Fidelity® VIP Overseas Portfolio - Service Class	1,163	4,972	1,012	1,177
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	725	18,695	1,686	4,344
Fidelity® VIP Asset Manager℠ Portfolio - Service Class	128	1,873	590	542
Fidelity® VIP Contrafund® Portfolio - Service Class	7,447	1,081	1,969	43
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	316	249	487	41
ING Investors Trust:				
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	4,375	5,738	4,528	598
ING BlackRock Large Cap Growth Portfolio - Institutional Class	1,773	909	-	-
ING BlackRock Large Cap Growth Portfolio - Service Class	590	615	177	170
ING BlackRock Large Cap Value Portfolio - Institutional Class	1,038	6,589	3,052	6,309
ING Evergreen Health Sciences Portfolio - Institutional Class	3,089	829	-	-
ING Evergreen Health Sciences Portfolio - Service Class	2,888	4,939	2,205	197
ING Evergreen Omega Portfolio - Institutional Class	1,744	5,595	34,026	1,279
ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class	22,208	1,508	-	-
ING FMR℠ Diversified Mid Cap Portfolio - Service Class	821	926	65	-
ING FMR℠ Large Cap Growth Portfolio - Institutional Class	52,076	12,556	45,210	3,439
ING FMR℠ Mid Cap Growth Portfolio - Institutional Class	160	2,324	1,809	801
ING Global Resources Portfolio - Institutional Class	8,148	3,492	2,884	1,519
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	33,419	6,055	-	-
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	7,947	11,197	26,191	14,298
ING JPMorgan Value Opportunities Portfolio - Institutional Class	11,670	541	-	-

	Year Ended December 31			
	2006		2005	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING JPMorgan Value Opportunities Portfolio - Service Class	$ 116	$ 7,437	$ 7,088	$ 351
ING Julius Baer Foreign Portfolio - Institutional Class	14,653	4,927	2,471	160
ING Legg Mason Value Portfolio - Institutional Class	6,975	1,187	1,370	994
ING LifeStyle Aggressive Growth Portfolio - Institutional Class	3,598	44	-	-
ING LifeStyle Growth Portfolio - Institutional Class	8,215	329	-	-
ING LifeStyle Moderate Growth Portfolio - Institutional Class	2,981	106	-	-
ING LifeStyle Moderate Portfolio - Institutional Class	344	4	-	-
ING Limited Maturity Bond Portfolio - Service Class	26,940	4,589	1,899	273
ING Liquid Assets Portfolio - Institutional Class	58,188	58,391	127,652	123,544
ING Liquid Assets Portfolio - Service Class	31,335	41,040	48,772	34,338
ING Lord Abbett Affiliated Portfolio - Institutional Class	454	1,206	358	374
ING MarketPro Portfolio - Institutional Class	116	-	-	-
ING MarketStyle Growth Portfolio - Institutional Class	2,286	425	-	-
ING MarketStyle Moderate Growth Portfolio - Institutional Class	751	28	-	-
ING MarketStyle Moderate Portfolio - Institutional Class	205	1	-	-
ING Marsico Growth Portfolio - Institutional Class	2,434	1,229	5,751	4,650
ING Marsico International Opportunities Portfolio - Institutional Class	23,397	7,539	-	-
ING Marsico International Opportunities Portfolio - Service Class	9,445	24,086	14,258	2,566
ING MFS Total Return Portfolio - Institutional Class	1,656	881	4,110	1,659
ING MFS Utilities Portfolio - Service Class	6,294	5,846	14,264	2,658
ING Oppenheimer Main Street Portfolio® - Institutional Class	679	37	82	30
ING Pioneer Fund Portfolio - Institutional Class	1,496	329	-	-
ING Pioneer Fund Portfolio - Service Class	64	158	86	2
ING Pioneer Mid Cap Value Portfolio - Institutional Class	4,342	3,908	18,330	3,109
ING Stock Index Portfolio - Institutional Class	14,765	38,631	17,395	28,380
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	11,646	4,836	10,369	6,134
ING T. Rowe Price Equity Income Portfolio - Institutional Class	5,622	2,694	5,128	2,387
ING UBS U.S. Allocation Portfolio - Service Class	249	9	16	1
ING Van Kampen Equity Growth Portfolio - Institutional Class	371	813	942	1,443
ING Van Kampen Growth and Income Portfolio - Service Class	2,617	159	1,013	17
ING VP Index Plus International Equity Portfolio - Service Class	47,788	5,242	7	-
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	22,327	3,617	-	-

	Year Ended December 31			
	2006		2005	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
ING Partners, Inc.:				
ING American Century Large Company Value Portfolio - Initial Class	$ 43	$ 8	$ 33	$ 1
ING American Century Small-Mid Cap Value Portfolio - Initial Class	604	873	975	16
ING Baron Small Cap Growth Portfolio - Initial Class	7,172	3,908	2,438	156
ING Columbia Small Cap Value II Portfolio - Initial Class	7,668	1,231	-	-
ING Fundamental Research Portfolio - Initial Class	15	1	-	-
ING JPMorgan Mid Cap Value Portfolio - Initial Class	8,633	6,023	6,016	2,078
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	56	537	752	297
ING Lord Abbett U.S. Government Securities Portfolio - Initial Class	21,547	3,231	-	-
ING Neuberger Berman Partners Portfolio - Initial Class	480	7	-	-
ING Neuberger Berman Regency Portfolio - Initial Class	217	4	-	-
ING Oppenheimer Global Portfolio - Initial Class	1,698	1,183	3,838	377
ING Oppenheimer Strategic Income Portfolio - Service Class	1,016	1,269	7,253	1,044
ING PIMCO Total Return Portfolio - Initial Class	10,354	2,432	6,733	3,104
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	2,733	8,079	46,272	3,540
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	6,368	469	2,599	2,546
ING Van Kampen Comstock Portfolio - Initial Class	9,143	8,185	4,151	2,417
ING Van Kampen Equity and Income Portfolio - Initial Class	1,790	456	399	206
ING Strategic Allocation Portfolios, Inc.:				
ING VP Strategic Allocation Conservative Portfolio - Class I	85	39	730	647
ING VP Strategic Allocation Growth Portfolio - Class I	1,354	3,747	4,590	646
ING VP Strategic Allocation Moderate Portfolio - Class I	856	1,880	4,733	403
ING Variable Portfolios, Inc.:				
ING VP Index Plus LargeCap Portfolio - Class I	8,865	1,730	1,818	2,460
ING VP Index Plus MidCap Portfolio - Class I	4,632	9,306	9,205	4,679
ING VP Index Plus SmallCap Portfolio - Class I	8,532	5,467	6,241	2,462
ING VP Value Opportunity Portfolio - Class I	74	253	1,923	3
ING Variable Products Trust:				
ING VP High Yield Bond Portfolio - Class I	25,987	13,935	15,324	653
ING VP MidCap Opportunities Portfolio - Class I	124	512	6,710	6,710
ING VP Real Estate Portfolio - Class S	12,726	9,940	14,324	802
ING VP SmallCap Opportunities Portfolio - Class I	992	1,210	7,106	7,513
ING VP Balanced Portfolio, Inc.:				
ING VP Balanced Portfolio - Class I	19,993	1,788	-	-
ING VP Intermediate Bond Portfolio:				
ING VP Intermediate Bond Portfolio - Class I	7,328	3,696	10,199	2,313

	Year Ended December 31			
	2006		2005	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
M Fund, Inc.:				
Brandes International Equity Fund	$ 5,720	$ 2,787	$ 4,050	$ 1,190
Business Opportunity Value Fund	655	568	1,382	392
Frontier Capital Appreciation Fund	3,547	1,678	2,052	1,661
Turner Core Growth Fund	2,314	1,920	2,415	2,287
Neuberger Berman Advisers Management Trust:				
Neuberger Berman AMT Growth Portfolio® - Class I	1,368	17,994	1,508	1,909
Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I	595	24,088	2,480	6,645
Neuberger Berman AMT Socially Responsive Portfolio® - Class I	55	22	48	3
Pioneer Variable Contracts Trust:				
Pioneer Small Cap Value VCT Portfolio - Class I	502	7,582	4,410	4,071
Putnam Variable Trust:				
Putnam VT Small Cap Value Fund - Class IB Shares	2,637	22,531	3,477	4,962
Van Eck Worldwide Insurance Trust:				
Van Eck Worldwide Emerging Markets Fund	7,934	32,012	6,006	3,557
Van Eck Worldwide Hard Assets Fund	4,660	7,907	8,038	6,580

6. Changes in Units

The changes in units outstanding were as follows:

| | Year Ended December 31 | | | | | |
| | 2006 | | | 2005 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:						
AIM V.I. Core Equity Fund - Series I Shares	2,211,419	482,028	1,729,391	-	-	-
AIM V.I. Core Stock Fund - Series I Shares	752,954	1,770,537	(1,017,583)	176,758	263,190	(86,432)
AIM V.I. Government Securities Fund - Series I Shares	86,733	1,710,054	(1,623,321)	370,932	559,678	(188,746)
American Funds Insurance Series:						
American Funds Insurance Series® Growth Fund - Class 2	1,226,438	628,207	598,231	1,060,764	421,320	639,444
American Funds Insurance Series® Growth Income Fund - Class 2	521,384	287,385	233,999	587,035	310,499	276,536
American Funds Insurance Series® International Fund - Class 2	889,967	296,096	593,871	677,748	213,655	464,093
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Service Class	125,074	11,354	113,720	9,809	144	9,665
Fidelity® VIP Growth Portfolio - Initial Class	1,834,332	3,685,163	(1,850,831)	459,720	770,861	(311,141)
Fidelity® VIP Growth Portfolio - Service Class	27,432	355,533	(328,101)	150,913	164,171	(13,258)
Fidelity® VIP High Income Portfolio - Service Class	201,841	1,264,932	(1,063,091)	2,119,433	1,056,342	1,063,091
Fidelity® VIP Overseas Portfolio - Initial Class	2,038,908	4,023,191	(1,984,283)	347,780	859,553	(511,773)
Fidelity® VIP Overseas Portfolio - Service Class	122,213	416,762	(294,549)	125,372	141,752	(16,380)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	21,419	926,786	(905,367)	-	-	-
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	9,302	156,867	(147,565)	-	-	-
Fidelity® VIP Contrafund® Portfolio - Service Class	586,722	129,716	457,006	-	-	-
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	31,176	26,065	5,111	49,391	5,434	43,957
ING Investors Trust:						
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	326,171	456,474	(130,303)	369,226	50,400	318,826
ING BlackRock Large Cap Growth Portfolio - Institutional Class	148,812	75,730	73,082	-	-	-
ING BlackRock Large Cap Value Portfolio - Service Class	61,970	563,359	(501,389)	-	-	-
ING Evergreen Health Sciences Portfolio - Institutional Class	485,119	288,158	196,961	-	-	-
ING Evergreen Health Sciences Portfolio - Service Class	-	180,196	(180,196)	199,638	19,442	180,196
ING Evergreen Omega Portfolio - Institutional Class	382,451	695,650	(313,199)	3,141,898	199,421	2,942,477
ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class	2,139,665	221,214	1,918,451	-	-	-

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

| | Year Ended December 31 | | | | | |
| | 2006 | | | 2005 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING FMR℠ Diversified Mid Cap Portfolio - Service Class	81,220	87,581	(6,361)	6,388	27	6,361
ING FMR℠ Large Cap Growth Portfolio - Institutional Class	5,413,878	1,735,020	3,678,858	4,464,173	442,791	4,041,382
ING FMR℠ Mid Cap Growth Portfolio - Institutional Class	28,295	277,252	(248,957)	254,755	131,928	122,827
ING Global Resources Portfolio - Institutional Class	332,446	195,093	137,353	167,491	102,267	65,224
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	3,424,112	745,146	2,678,966	-	-	-
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	781,325	1,077,674	(296,349)	2,215,621	1,398,682	816,939
ING JPMorgan Value Opportunities Portfolio - Institutional Class	1,084,251	129,860	954,391	-	-	-
ING JPMorgan Value Opportunities Portfolio - Service Class	-	643,315	(643,315)	687,560	44,245	643,315
ING Julius Baer Foreign Portfolio - Institutional Class	1,132,071	427,208	704,863	216,392	18,675	197,717
ING Legg Mason Value Portfolio - Institutional Class	616,470	119,004	497,466	136,757	103,473	33,284
ING LifeStyle Aggressive Growth Portfolio - Institutional Class	278,333	9,061	269,272	-	-	-
ING LifeStyle Growth Portfolio - Institutional Class	657,860	40,220	617,640	-	-	-
ING LifeStyle Moderate Growth Portfolio - Institutional Class	238,921	13,044	225,877	-	-	-
ING LifeStyle Moderate Portfolio - Institutional Class	28,342	558	27,784	-	-	-
ING Limited Maturity Bond Portfolio - Service Class	2,521,642	543,831	1,977,811	155,526	26,643	128,883
ING Liquid Assets Portfolio - Institutional Class	6,183,664	6,446,342	(262,678)	13,640,075	13,363,703	276,372
ING Liquid Assets Portfolio - Service Class	3,669,840	4,576,966	(907,126)	5,697,210	4,534,434	1,162,776
ING Lord Abbett Affiliated Portfolio - Institutional Class	26,735	74,430	(47,695)	26,163	27,207	(1,044)
ING MarketPro Portfolio - Institutional Class	10,882	81	10,801	-	-	-
ING MarketStyle Growth Portfolio - Institutional Class	217,867	44,502	173,365	-	-	-
ING MarketStyle Moderate Growth Portfolio - Institutional Class	71,836	3,765	68,071	-	-	-
ING MarketStyle Moderate Portfolio - Institutional Class	18,894	195	18,699	-	-	-
ING Marsico Growth Portfolio - Institutional Class	252,023	129,266	122,757	558,675	463,019	95,656
ING Marsico International Opportunities Portfolio - Institutional Class	2,088,230	998,916	1,089,314	-	-	-
ING Marsico International Opportunities Portfolio - Service Class	-	1,017,399	(1,017,399)	1,275,577	258,178	1,017,399
ING MFS Total Return Portfolio - Institutional Class	100,829	73,303	27,526	308,212	142,402	165,810
ING MFS Utilities Portfolio - Service Class	570,990	547,090	23,900	1,241,662	255,356	986,306
ING Oppenheimer Main Street Portfolio® - Institutional Class	63,698	5,685	58,013	8,628	3,217	5,411
ING Pioneer Fund Portfolio - Institutional Class	122,761	27,902	94,859	-	-	-
ING Pioneer Fund Portfolio - Service Class	-	7,796	(7,796)	8,009	213	7,796

	Year Ended December 31					
	2006			**2005**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING Pioneer Mid Cap Value Portfolio - Institutional Class	438,542	419,903	18,639	1,816,700	384,375	1,432,325
ING Stock Index Portfolio - Institutional Class	1,944,126	4,278,229	(2,334,103)	3,108,373	3,952,786	(844,413)
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	701,306	494,366	206,940	798,828	629,836	168,992
ING T. Rowe Price Equity Income Portfolio - Institutional Class	411,522	270,465	141,057	411,358	240,660	170,698
ING UBS U.S. Allocation Portfolio - Service Class	22,273	798	21,475	1,534	105	1,429
ING Van Kampen Equity Growth Portfolio - Institutional Class	24,198	70,547	(46,349)	115,808	164,680	(48,872)
ING Van Kampen Growth and Income Portfolio - Service Class	220,213	26,455	193,758	93,895	2,206	91,689
ING VP Index Plus International Equity Portfolio - Service Class	4,113,249	607,122	3,506,127	671	-	671
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	2,305,762	468,574	1,837,188	-	-	-
ING Partners, Inc.:						
ING American Century Large Company Value Portfolio - Initial Class	3,789	947	2,842	3,235	110	3,125
ING American Century Small-Mid Cap Value Portfolio - Initial Class	50,996	75,679	(24,683)	-	-	-
ING Baron Small Cap Growth Portfolio - Initial Class	663,209	394,221	268,988	231,451	21,858	209,593
ING Columbia Small Cap Value II Portfolio - Initial Class	804,997	163,160	641,837	-	-	-
ING Fundamental Research Portfolio - Initial Class	1,330	51	1,279	-	-	-
ING JPMorgan Mid Cap Value Portfolio - Initial Class	575,233	421,093	154,140	387,207	181,550	205,657
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	4,132	35,135	(31,003)	51,280	21,403	29,877
ING Lord Abbett U.S. Government Securities Portfolio - Initial Class	2,157,951	401,980	1,755,971	-	-	-
ING Neuberger Berman Partners Portfolio - Initial Class	51,190	831	50,359	-	-	-
ING Neuberger Berman Regency Portfolio - Initial Class	23,246	432	22,814	-	-	-
ING Oppenheimer Global Portfolio - Initial Class	163,460	120,634	42,826	387,774	53,271	334,503
ING Oppenheimer Strategic Income Portfolio - Service Class	134,587	156,381	(21,794)	714,401	113,950	600,451
ING PIMCO Total Return Portfolio - Initial Class	1,008,434	302,837	705,597	674,602	359,558	315,044
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	441,943	936,122	(494,179)	4,332,120	433,376	3,898,744
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	527,947	39,167	488,780	495,648	489,288	6,360
ING Van Kampen Comstock Portfolio - Initial Class	678,603	636,803	41,800	378,785	270,086	108,699
ING Van Kampen Equity and Income Portfolio - Initial Class	138,479	40,731	97,748	38,226	20,579	17,647

	Year Ended December 31					
	2006			**2005**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Strategic Allocation Portfolios, Inc.:						
ING VP Strategic Allocation Conservative Portfolio - Class I	7,017	3,738	3,279	70,002	62,719	7,283
ING VP Strategic Allocation Growth Portfolio - Class I	109,776	312,034	(202,258)	429,172	79,024	350,148
ING VP Strategic Allocation Moderate Portfolio - Class I	59,991	162,562	(102,571)	432,300	40,988	391,312
ING Variable Portfolios, Inc.:						
ING VP Index Plus LargeCap Portfolio - Class I	772,110	179,314	592,796	183,486	246,108	(62,622)
ING VP Index Plus MidCap Portfolio - Class I	306,430	685,143	(378,713)	677,855	418,623	259,232
ING VP Index Plus SmallCap Portfolio - Class I	568,816	415,565	153,251	466,907	217,204	249,703
ING VP Value Opportunity Portfolio - Class I	7,460	25,870	(18,410)	193,244	854	192,390
ING Variable Products Trust:						
ING VP High Yield Bond Portfolio - Class I	2,469,077	1,441,595	1,027,482	1,516,838	87,957	1,428,881
ING VP MidCap Opportunities Portfolio - Class I	12,637	44,750	(32,113)	692,699	694,496	(1,797)
ING VP Real Estate Portfolio - Class S	1,010,461	841,621	168,840	1,314,934	96,974	1,217,960
ING VP SmallCap Opportunities Portfolio - Class I	135,210	154,193	(18,983)	964,213	1,005,415	(41,202)
ING VP Balanced Portfolio, Inc.:						
ING VP Balanced Portfolio - Class I	2,076,838	250,249	1,826,589	-	-	-
ING VP Intermediate Bond Portfolio:						
ING VP Intermediate Bond Portfolio - Class I	670,763	435,872	234,891	878,675	288,488	590,187
M Fund, Inc.:						
Brandes International Equity Fund	259,978	184,687	75,291	248,919	110,921	137,998
Business Opportunity Value Fund	37,942	49,900	(11,958)	104,536	39,744	64,792
Frontier Capital Appreciation Fund	184,119	118,765	65,354	130,815	143,088	(12,273)
Turner Core Growth Fund	204,241	183,200	21,041	245,370	236,496	8,874
Neuberger Berman Advisers Management Trust:						
Neuberger Berman AMT Growth Portfolio® - Class I	752,247	1,512,710	(760,463)	166,336	167,704	(1,368)
Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I	219,531	1,824,921	(1,605,390)	274,903	585,630	(310,727)
Neuberger Berman AMT Socially Responsive Portfolio® - Class I	4,942	2,137	2,805	5,328	1,231	4,097
Pioneer Variable Contracts Trust:						
Pioneer Small Cap Value VCT Portfolio - Class I	174,887	624,327	(449,440)	358,677	337,102	21,575

| | Year Ended December 31 | | | | | |
| | 2006 | | | 2005 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Putnam Variable Trust:						
Putnam VT Small Cap Value Fund - Class IB Shares	765,777	1,812,542	(1,046,765)	231,072	370,615	(139,543)
Van Eck Worldwide Insurance Trust:						
Van Eck Worldwide Emerging Markets Fund	1,190,950	2,327,230	(1,136,280)	462,052	319,989	142,063
Van Eck Worldwide Hard Assets Fund	155,449	304,471	(149,022)	462,042	410,179	51,863

7. Unit Summary

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Core Equity Fund - Series I Shares			
Contracts in accumulation period:			
Class A	1,490,371.304	$ 10.91	$ 16,259,951
Class B	239,019.536	10.96	2,619,654
	1,729,390.840		$ 18,879,605
American Funds Insurance Series® Growth Fund - Class 2			
Contracts in accumulation period:			
Class A	1,367,929.983	$ 18.14	$ 24,814,250
Class B	1,227,913.532	18.65	22,900,587
ING Corporate Advantage VUL	2,681.838	13.17	35,320
	2,598,525.353		$ 47,750,157
American Funds Insurance Series® Growth Income Fund - Class 2			
Contracts in accumulation period:			
Class A	776,686.618	$ 16.99	$ 13,195,906
Class B	680,271.560	17.46	11,877,541
ING Corporate Advantage VUL	321.397	12.58	4,043
	1,457,279.575		$ 25,077,490
American Funds Insurance Series® International Fund - Class 2			
Contracts in accumulation period:			
Class A	876,290.344	$ 23.37	$ 20,478,905
Class B	1,008,263.818	24.03	24,228,580
ING Corporate Advantage VUL	1,369.851	14.71	20,151
	1,885,924.013		$ 44,727,636
Fidelity® VIP Equity-Income Portfolio - Service Class			
Contracts in accumulation period:			
Class A	81,241.880	$ 13.23	$ 1,074,830
Class B	42,127.179	13.40	564,504
ING Corporate Advantage VUL	15.649	13.11	205
	123,384.708		$ 1,639,539
Fidelity® VIP Contrafund® Portfolio - Service Class			
Contracts in accumulation period:			
Class A	372,211.345	$ 13.35	$ 4,969,021
Class B	253,646.620	13.52	3,429,302
ING Corporate Advantage VUL	698.052	13.19	9,207
	626,556.017		$ 8,407,530
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	34,353.840	$ 10.51	$ 361,059
Class B	14,713.955	10.64	156,556
	49,067.795		$ 517,615

Division/Contract	Units	Unit Value	Extended Value
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	138,730.187	$ 12.96	$ 1,797,943
Class B	49,639.252	13.12	651,267
ING Corporate Advantage VUL	153.786	19.44	2,990
	188,523.225		$ 2,452,200
ING BlackRock Large Cap Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	56,450.447	$ 12.39	$ 699,421
Class B	16,631.316	12.55	208,723
	73,081.763		$ 908,144
ING BlackRock Large Cap Value Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	1,638,043.822	$ 13.33	$ 21,835,124
Class B	102,987.165	13.60	1,400,625
	1,741,030.987		$ 23,235,749
ING Evergreen Health Sciences Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	126,295.537	$ 12.40	$ 1,566,065
Class B	68,584.029	12.56	861,415
ING Corporate Advantage VUL	2,081.129	10.91	22,705
	196,960.695		$ 2,450,185
ING Evergreen Omega Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	2,214,156.262	$ 12.02	$ 26,614,158
Class B	415,122.333	12.18	5,056,190
	2,629,278.595		$ 31,670,348
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	1,697,638.607	$ 9.90	$ 16,806,622
Class B	220,741.211	9.95	2,196,375
ING Corporate Advantage VUL	70.788	11.41	808
	1,918,450.606		$ 19,003,805
ING FMR^{SM} Large Cap Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	7,088,085.991	$ 10.80	$ 76,551,329
Class B	632,154.277	10.94	6,915,768
	7,720,240.268		$ 83,467,097

Division/Contract	Units	Unit Value	Extended Value
ING FMR^{SM} Mid Cap Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	210,353.075	$ 8.29	$ 1,743,827
Class B	145,020.258	11.63	1,686,586
	355,373.333		$ 3,430,413
ING Global Resources Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	173,692.505	$ 27.08	$ 4,703,593
Class B	125,171.413	23.51	2,942,780
ING Corporate Advantage VUL	89.092	15.96	1,422
	298,953.010		$ 7,647,795
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	1,880,015.646	$ 11.44	$ 21,507,379
Class B	798,875.255	11.49	9,179,077
ING Corporate Advantage VUL	74.861	11.55	865
	2,678,965.762		$ 30,687,321
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	1,975,800.807	$ 14.41	$ 28,471,290
Class B	386,283.478	14.70	5,678,367
ING Corporate Advantage VUL	57.472	13.06	751
	2,362,141.757		$ 34,150,408
ING JPMorgan Value Opportunities Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	560,568.312	$ 12.77	$ 7,158,457
Class B	393,822.481	12.93	5,092,125
	954,390.793		$ 12,250,582
ING Julius Baer Foreign Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	497,910.273	$ 15.21	$ 7,573,215
Class B	404,628.444	15.40	6,231,278
ING Corporate Advantage VUL	41.291	15.34	633
	902,580.008		$ 13,805,126
ING Legg Mason Value Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	299,256.200	$ 12.69	$ 3,797,561
Class B	377,239.872	12.94	4,881,484
ING Corporate Advantage VUL	246.717	12.17	3,003
	676,742.789		$ 8,682,048

Division/Contract	Units	Unit Value	Extended Value
ING LifeStyle Aggressive Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	56,808.796	$ 14.39	$ 817,479
Class B	212,463.569	14.47	3,074,348
	269,272.365		$ 3,891,827
ING LifeStyle Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	343,421.834	$ 13.75	$ 4,722,050
Class B	274,203.719	13.82	3,789,495
ING Corporate Advantage VUL	14.778	13.82	204
	617,640.331		$ 8,511,749
ING LifeStyle Moderate Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	175,444.154	$ 13.10	$ 2,298,318
Class B	50,433.232	13.17	664,206
	225,877.386		$ 2,962,524
ING LifeStyle Moderate Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	7,861.384	$ 12.62	$ 99,211
Class B	19,922.387	12.69	252,815
	27,783.771		$ 352,026
ING Limited Maturity Bond Portfolio - Service Class			
Contracts in accumulation period:			
Class A	1,595,261.793	$ 10.38	$ 16,558,817
Class B	614,034.812	13.99	8,590,347
ING Corporate Advantage VUL	320.008	10.58	3,386
	2,209,616.613		$ 25,152,550
ING Liquid Assets Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	5,796,208.474	$ 10.69	$ 61,961,469
	5,796,208.474		$ 61,961,469
ING Liquid Assets Portfolio - Service Class			
Contracts in accumulation period:			
Class B	2,027,237.817	$ 12.48	$ 25,299,928
ING Corporate Advantage VUL	22,762.844	10.71	243,790
	2,050,000.661		$ 25,543,718
ING Lord Abbett Affiliated Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	10,817.070	$ 17.50	$ 189,299
Class B	6,458.853	17.99	116,195
	17,275.923		$ 305,494

Division/Contract	Units	Unit Value	Extended Value
ING MarketPro Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	7,581.738	$ 10.98	$ 83,247
Class B	3,219.509	11.07	35,640
	10,801.247		$ 118,887
ING MarketStyle Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	19,295.600	$ 11.28	$ 217,654
Class B	154,069.882	11.37	1,751,775
	173,365.482		$ 1,969,429
ING MarketStyle Moderate Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	43,093.887	$ 11.10	$ 478,342
Class B	24,977.301	11.19	279,496
	68,071.188		$ 757,838
ING MarketStyle Moderate Portfolio - Institutional Class			
Contracts in accumulation period:			
Class B	18,698.701	$ 11.02	$ 206,060
	18,698.701		$ 206,060
ING Marsico Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	190,459.125	$ 16.19	$ 3,083,533
Class B	311,291.630	10.05	3,128,481
	501,750.755		$ 6,212,014
ING Marsico International Opportunities Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	567,307.528	$ 15.37	$ 8,719,517
Class B	521,674.291	15.56	8,117,252
ING Corporate Advantage VUL	331.828	15.56	5,163
	1,089,313.647		$ 16,841,932
ING MFS Total Return Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	245,730.671	$ 14.60	$ 3,587,668
Class B	170,122.209	16.68	2,837,638
	415,852.880		$ 6,425,306
ING MFS Utilities Portfolio - Service Class			
Contracts in accumulation period:			
Class A	718,732.081	$ 14.86	$ 10,680,359
Class B	291,406.011	15.05	4,385,660
ING Corporate Advantage VUL	67.692	15.05	1,019
	1,010,205.784		$ 15,067,038

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Main Street Portfolio® - Institutional Class			
Contracts in accumulation period:			
Class A	24,364.456	$ 12.73	$ 310,160
Class B	39,059.193	11.37	444,103
	63,423.649		$ 754,263
ING Pioneer Fund Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	84,549.002	$ 12.79	$ 1,081,382
Class B	10,310.193	12.95	133,517
	94,859.195		$ 1,214,899
ING Pioneer Mid Cap Value Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	1,061,550.753	$ 12.27	$ 13,025,228
Class B	389,412.843	12.42	4,836,508
	1,450,963.596		$ 17,861,736
ING Stock Index Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	14,227,099.410	$ 13.09	$ 186,232,731
Class B	2,632,979.575	13.35	35,150,277
	16,860,078.985		$ 221,383,008
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	1,510,468.776	$ 18.67	$ 28,200,452
Class B	1,006,854.853	19.50	19,633,670
ING Corporate Advantage VUL	348.431	12.59	4,387
	2,517,672.060		$ 47,838,509
ING T. Rowe Price Equity Income Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	661,209.038	$ 17.77	$ 11,749,685
Class B	383,067.304	16.76	6,420,208
ING Corporate Advantage VUL	2,773.997	12.68	35,174
	1,047,050.339		$ 18,205,067
ING UBS U.S. Allocation Portfolio - Service Class			
Contracts in accumulation period:			
Class A	9,456.655	$ 11.99	$ 113,385
Class B	13,430.793	12.14	163,050
ING Corporate Advantage VUL	16.653	12.12	202
	22,904.101		$ 276,637

Division/Contract	Units	Unit Value		Extended Value	
ING Van Kampen Equity Growth Portfolio - Institutional Class					
Contracts in accumulation period:					
Class A	250,139.173	$	12.67	$	3,169,263
Class B	94,359.696		12.93		1,220,071
	344,498.869			$	4,389,334
ING Van Kampen Growth and Income Portfolio - Service Class					
Contracts in accumulation period:					
Class A	151,816.197	$	12.87	$	1,953,874
Class B	133,630.912		13.03		1,741,211
	285,447.109			$	3,695,085
ING VP Index Plus International Equity Portfolio - Service Class					
Contracts in accumulation period:					
Class A	3,115,630.166	$	12.88	$	40,129,317
Class B	391,167.337		12.98		5,077,352
	3,506,797.503			$	45,206,669
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class					
Contracts in accumulation period:					
Class A	1,208,149.890	$	10.49	$	12,673,492
Class B	628,976.346		10.54		6,629,411
ING Corporate Advantage VUL	62.252		10.60		660
	1,837,188.488			$	19,303,563
ING American Century Large Company Value Portfolio - Initial Class					
Contracts in accumulation period:					
Class A	4,679.511	$	12.67	$	59,289
Class B	1,286.964		12.83		16,512
	5,966.475			$	75,801
ING American Century Small-Mid Cap Value Portfolio - Initial Class					
Contracts in accumulation period:					
Class A	33,043.275	$	13.11	$	433,197
Class B	19,986.549		13.28		265,421
	53,029.824			$	698,618
ING Baron Small Cap Growth Portfolio - Initial Class					
Contracts in accumulation period:					
Class A	255,163.068	$	12.72	$	3,245,674
Class B	222,802.344		12.88		2,869,694
ING Corporate Advantage VUL	616.111		12.45		7,671
	478,581.523			$	6,123,039
ING Columbia Small Cap Value II Portfolio - Initial Class					
Contracts in accumulation period:					
Class A	417,443.999	$	10.12	$	4,224,533
Class B	224,392.771		10.17		2,282,074
	641,836.770			$	6,506,607

Division/Contract	Units	Unit Value	Extended Value
ING Fundamental Research Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	22.119	$ 12.39	$ 274
Class B	1,256.904	12.55	15,774
	1,279.023		$ 16,048
ING JPMorgan Mid Cap Value Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	385,957.433	$ 19.11	$ 7,375,647
Class B	374,145.225	19.65	7,351,954
ING Corporate Advantage VUL	2,193.559	12.72	27,902
	762,296.217		$ 14,755,503
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	7,080.157	$ 16.83	$ 119,159
Class B	7,901.085	17.31	136,768
	14,981.242		$ 255,927
ING Lord Abbett U.S. Government Securities Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	1,360,936.898	$ 10.48	$ 14,262,619
Class B	395,033.905	10.53	4,159,707
	1,755,970.803		$ 18,422,326
ING Neuberger Berman Partners Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	22,660.350	$ 10.38	$ 235,214
Class B	27,699.089	10.43	288,901
	50,359.439		$ 524,115
ING Neuberger Berman Regency Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	11,861.739	$ 10.14	$ 120,278
Class B	10,952.381	10.19	111,605
	22,814.120		$ 231,883
ING Oppenheimer Global Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	228,620.791	$ 14.09	$ 3,221,267
Class B	148,707.515	14.27	2,122,056
	377,328.306		$ 5,343,323
ING Oppenheimer Strategic Income Portfolio - Service Class			
Contracts in accumulation period:			
Class A	457,150.098	$ 10.89	$ 4,978,365
Class B	121,417.196	11.03	1,339,232
ING Corporate Advantage VUL	88.906	11.10	987
	578,656.200		$ 6,318,584

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO Total Return Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	1,050,064.508	$ 11.14	$ 11,697,719
Class B	551,284.283	11.45	6,312,205
ING Corporate Advantage VUL	6,870.422	10.77	73,994
	1,608,219.213		$ 18,083,918
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	2,692,997.165	$ 12.72	$ 34,254,924
Class B	711,567.923	12.88	9,164,995
	3,404,565.088		$ 43,419,919
ING UBS U.S. Large Cap Equity Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	268,056.172	$ 12.83	$ 3,439,161
Class B	227,084.203	12.99	2,949,824
	495,140.375		$ 6,388,985
ING Van Kampen Comstock Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	421,577.917	$ 14.85	$ 6,260,432
Class B	381,139.331	15.38	5,861,923
ING Corporate Advantage VUL	598.509	12.41	7,427
	803,315.757		$ 12,129,782
ING Van Kampen Equity and Income Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	56,756.880	$ 12.99	$ 737,272
Class B	138,354.866	13.46	1,862,256
ING Corporate Advantage VUL	107.926	12.36	1,334
	195,219.672		$ 2,600,862
ING VP Strategic Allocation Conservative Portfolio - Class I			
Contracts in accumulation period:			
Class A	13,011.599	$ 11.62	$ 151,195
Class B	2,493.239	11.81	29,445
	15,504.838		$ 180,640
ING VP Strategic Allocation Growth Portfolio - Class I			
Contracts in accumulation period:			
Class A	52,332.138	$ 13.00	$ 680,318
Class B	99,377.503	13.22	1,313,771
	151,709.641		$ 1,994,089
ING VP Strategic Allocation Moderate Portfolio - Class I			
Contracts in accumulation period:			
Class A	40,849.450	$ 12.32	$ 503,265
Class B	250,770.921	12.53	3,142,160
	291,620.371		$ 3,645,425

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus LargeCap Portfolio - Class I			
Contracts in accumulation period:			
Class A	684,013.781	$ 12.99	$ 8,885,339
Class B	337,577.282	13.46	4,543,790
	1,021,591.063		$ 13,429,129
ING VP Index Plus MidCap Portfolio - Class I			
Contracts in accumulation period:			
Class A	584,863.122	$ 15.07	$ 8,813,887
Class B	362,294.637	15.61	5,655,419
ING Corporate Advantage VUL	16.258	12.44	202
	947,174.017		$ 14,469,508
ING VP Index Plus SmallCap Portfolio - Class I			
Contracts in accumulation period:			
Class A	518,671.052	$ 16.16	$ 8,381,724
Class B	368,943.683	16.75	6,179,807
ING Corporate Advantage VUL	48.221	12.68	611
	887,662.956		$ 14,562,142
ING VP Value Opportunity Portfolio - Class I			
Contracts in accumulation period:			
Class A	121,790.912	$ 11.43	$ 1,392,070
Class B	52,188.755	11.53	601,736
	173,979.667		$ 1,993,806
ING VP High Yield Bond Portfolio - Class I			
Contracts in accumulation period:			
Class A	2,033,943.544	$ 11.25	$ 22,881,865
Class B	422,185.667	11.39	4,808,695
ING Corporate Advantage VUL	233.497	11.32	2,643
	2,456,362.708		$ 27,693,203
ING VP MidCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
Class A	81,967.135	$ 11.83	$ 969,671
Class B	125,984.438	12.35	1,555,908
	207,951.573		$ 2,525,579
ING VP Real Estate Portfolio - Class S			
Contracts in accumulation period:			
Class A	863,345.587	$ 15.63	$ 13,494,092
Class B	523,311.535	15.83	8,284,022
ING Corporate Advantage VUL	142.606	15.83	2,257
	1,386,799.728		$ 21,780,371

Division/Contract	Units	Unit Value	Extended Value
ING VP SmallCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
Class A	229,668.415	$ 9.87	$ 2,266,827
Class B	156,564.266	10.30	1,612,612
ING Corporate Advantage VUL	149.655	13.16	1,969
	386,382.336		$ 3,881,408
ING VP Balanced Portfolio - Class I			
Contracts in accumulation period:			
Class A	1,655,606.034	$ 10.55	$ 17,466,644
Class B	170,983.003	10.61	1,814,130
	1,826,589.037		$ 19,280,774
ING VP Intermediate Bond Portfolio - Class I			
Contracts in accumulation period:			
Class A	693,229.607	$ 12.52	$ 8,679,235
Class B	853,805.253	12.97	11,073,854
ING Corporate Advantage VUL	5,082.486	10.79	54,840
	1,552,117.346		$ 19,807,929
Brandes International Equity Fund			
Contracts in accumulation period:			
Class A	964,739.681	$ 19.83	$ 19,130,788
Class B	54,078.520	20.70	1,119,425
	1,018,818.201		$ 20,250,213
Business Opportunity Value Fund			
Contracts in accumulation period:			
Class A	180,565.969	$ 14.38	$ 2,596,539
Class B	35,001.242	14.90	521,519
	215,567.211		$ 3,118,058
Frontier Capital Appreciation Fund			
Contracts in accumulation period:			
Class A	542,574.580	$ 17.25	$ 9,359,412
Class B	31,361.121	18.01	564,814
	573,935.701		$ 9,924,226
Turner Core Growth Fund			
Contracts in accumulation period:			
Class A	245,960.962	$ 12.43	$ 3,057,295
Class B	42,984.704	12.98	557,941
	288,945.666		$ 3,615,236

Division/Contract	Units	Unit Value	Extended Value
Neuberger Berman AMT Socially Responsive Portfolio® - Class I			
Contracts in accumulation period:			
Class A	4,335.363	$ 12.84	$ 55,666
Class B	2,567.182	13.01	33,399
	6,902.545		$ 89,065
Van Eck Worldwide Hard Assets Fund			
Contracts in accumulation period:			
Class A	321,881.968	$ 30.40	$ 9,785,212
Class B	95,440.690	29.42	2,807,865
	417,322.658		$ 12,593,077

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

8.   Financial Highlights

A summary of unit values, units outstanding and net assets for Policies, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, follows:

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM V.I. Core Equity Fund - Series I Shares						
2006	1,729	$10.91 to $10.96	$ 18,879	(e)	0.00% to 0.75%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
American Funds Insurance Series® Growth Fund - Class 2						
2006	2,599	$13.17 to $18.65	47,749	0.88%	0.00% to 0.75%	9.41% to 10.22%
2005	2,000	$16.58 to $16.92	33,471	0.77%	0.00% to 0.75%	15.30% to 16.21%
2004	1,361	$14.38 to $14.56	19,658	0.24%	0.00% to 0.75%	11.65% to 12.43%
2003	305	$12.88 to $12.95	3,929	(b)	0.00% to 0.75%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
American Funds Insurance Series® Growth Income Fund - Class 2						
2006	1,457	$12.58 to $17.46	25,076	1.66%	0.00% to 0.75%	14.33% to 15.17%
2005	1,223	$14.86 to $15.16	18,342	1.45%	0.00% to 0.75%	5.09% to 5.87%
2004	947	$14.14 to $14.32	13,451	1.19%	0.00% to 0.75%	9.53% to 10.32%
2003	268	$12.91 to $12.98	3,463	(b)	0.00% to 0.75%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
American Funds Insurance Series® International Fund - Class 2						
2006	1,886	$14.71 to $24.03	44,727	1.91%	0.00% to 0.75%	18.09% to 19.02%
2005	1,292	$19.79 to $20.19	25,807	1.72%	0.00% to 0.75%	20.60% to 21.48%
2004	828	$16.41 to $16.62	13,661	1.90%	0.00% to 0.75%	18.40% to 19.31%
2003	174	$13.86 to $13.93	2,412	(b)	0.00% to 0.75%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)

95

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Equity-Income Portfolio - Service Class						
2006	123	$13.11 to $13.40	$ 1,640	3.02%	0.00% to 0.75%	19.19% to 20.07%
2005	10	$11.10 to $11.16	108	(d)	0.00% to 0.75%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
Fidelity® VIP Contrafund® Portfolio - Service Class						
2006	627	$13.19 to $13.52	8,408	1.29%	0.00% to 0.75%	10.70% to 11.55%
2005	170	$12.06 to $12.12	2,048	(d)	0.00% to 0.75%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class						
2006	49	$10.51 to $10.64	518	3.88%	0.00% to 0.75%	3.55% to 4.31%
2005	44	$10.15 to $10.20	448	(d)	0.00% to 0.75%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class						
2006	189	$12.96 to $19.44	2,452	-	0.00% to 0.75%	1.25% to 1.94%
2005	319	$12.80 to $12.87	4,083	(d)	0.00% to 0.75%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING BlackRock Large Cap Growth Portfolio - Institutional Class						
2006	73	$12.39 to $12.55	908	(e)	0.00% to 0.75%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING BlackRock Large Cap Value Portfolio - Institutional Class						
2006	1,741	$13.33 to $13.60	$ 23,235	0.76%	0.00% to 0.75%	15.81% to 16.64%
2005	2,242	$11.51 to $11.66	25,828	-	0.00% to 0.75%	4.73% to 5.62%
2004	2,532	$10.99 to $11.04	27,830	(c)	0.00% to 0.75%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING Evergreen Health Sciences Portfolio - Institutional Class						
2006	197	$10.91 to $12.56	2,450	(e)	0.00% to 0.75%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Evergreen Omega Portfolio - Institutional Class						
2006	2,629	$12.02 to $12.18	31,669	-	0.00% to 0.75%	5.07% to 5.91%
2005	2,942	$11.44 to $11.50	33,687	(d)	0.00% to 0.75%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class						
2006	1,918	$9.90 to $11.41	19,003	(e)	0.00% to 0.75%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING FMR[SM] Large Cap Growth Portfolio - Institutional Class						
2006	7,720	$10.80 to $10.94	83,464	-	0.00% to 0.75%	1.98% to 2.82%
2005	4,041	$10.59 to $10.64	42,816	(d)	0.00% to 0.75%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING FMR[SM] Mid Cap Growth Portfolio - Institutional Class						
2006	355	$8.29 to $11.63	$ 3,430	-	0.00% to 0.75%	4.02% to 4.77%
2005	604	$7.97 to $11.10	5,377	-	0.00% to 0.75%	2.57% to 3.35%
2004	482	$7.77 to $10.74	4,257	-	0.00% to 0.75%	14.43% to 15.36%
2003	381	$6.79 to $9.31	2,923	-	0.00% to 0.75%	38.57% to 39.58%
2002	277	$4.90 to $6.67	1,478	-	0.00% to 0.75%	-49.38% to -48.85%
ING Global Resources Portfolio - Institutional Class						
2006	299	$15.96 to $27.08	7,648	0.43%	0.00% to 0.75%	20.79% to 21.75%
2005	162	$19.31 to $22.42	3,423	0.88%	0.00% to 0.75%	37.04% to 38.03%
2004	96	$13.99 to $16.36	1,428	1.75%	0.00% to 0.75%	5.89% to 6.71%
2003	4	$13.11 to $15.45	61	(b)	0.00% to 0.75%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class						
2006	2,679	$11.44 to $11.55	30,686	(e)	0.00% to 0.75%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class						
2006	2,362	$13.06 to $14.70	34,149	0.07%	0.00% to 0.75%	16.12% to 16.95%
2005	2,658	$12.41 to $12.57	33,048	-	0.00% to 0.75%	3.16% to 3.97%
2004	1,842	$12.03 to $12.09	22,159	(c)	0.00% to 0.75%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING JPMorgan Value Opportunities Portfolio - Institutional Class						
2006	954	$12.77 to $12.93	12,251	(e)	0.00% to 0.75%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Julius Baer Foreign Portfolio - Institutional Class						
2006	903	$15.21 to $15.40	$ 13,805	-	0.00% to 0.75%	28.68% to 29.63%
2005	198	$11.82 to $11.88	2,341	(d)	0.00% to 0.75%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Legg Mason Value Portfolio - Institutional Class						
2006	677	$12.17 to $12.94	8,682	-	0.00% to 0.75%	6.02% to 6.77%
2005	179	$11.97 to $12.12	2,157	-	0.00% to 0.75%	5.37% to 6.13%
2004	146	$11.36 to $11.42	1,660	(c)	0.00% to 0.75%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING LifeStyle Aggressive Growth Portfolio - Institutional Class						
2006	269	$14.39 to $14.47	3,892	(e)	0.00% to 0.75%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING LifeStyle Growth Portfolio - Institutional Class						
2006	618	$13.75 to $13.82	8,512	(e)	0.00% to 0.75%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING LifeStyle Moderate Growth Portfolio - Institutional Class						
2006	226	$13.10 to $13.17	2,963	(e)	0.00% to 0.75%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING LifeStyle Moderate Portfolio - Institutional Class						
2006	28	$12.62 to $12.69	$ 352	(e)	0.00% to 0.75%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Limited Maturity Bond Portfolio - Service Class						
2006	2,210	$10.38 to $13.99	25,152	6.59%	0.00% to 0.75%	3.08% to 3.86%
2005	232	$10.07 to $13.47	2,943	3.50%	0.00% to 0.75%	1.58% to 1.58%
2004	103	$13.26	1,365	7.76%	0.00%	1.38%
2003	36	$13.08	465	1.26%	0.00%	2.83%
2002	26	$12.72	329	0.23%	0.00%	7.25%
ING Liquid Assets Portfolio - Institutional Class						
2006	5,796	$10.69	61,958	5.16%	0.75%	4.19%
2005	6,059	$10.26	62,163	3.32%	0.75%	2.19%
2004	1,794	$11.60	20,814	(c)	0.00%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING Liquid Assets Portfolio - Service Class						
2006	2,050	$10.71 to $12.48	25,544	4.25%	0.00%	4.70%
2005	2,957	$11.92	35,249	2.53%	0.00%	2.76%
2004	5,783	$10.04	58,056	1.79%	0.75%	0.00%
2003	1,827	$11.49	20,993	0.78%	0.00%	0.70%
2002	1,780	$11.41	20,314	1.47%	0.00%	1.42%
ING Lord Abbett Affiliated Portfolio - Institutional Class						
2006	17	$17.50 to $17.99	305	0.57%	0.00% to 0.75%	17.06% to 17.89%
2005	65	$14.95 to $15.26	974	1.67%	0.00% to 0.75%	4.91% to 5.75%
2004	66	$14.25 to $14.43	942	1.27%	0.00% to 0.75%	9.45% to 10.24%
2003	12	$13.02 to $13.09	161	(b)	0.00% to 0.75%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING MarketPro Portfolio - Institutional Class						
2006	11	$10.98 to $11.07	$ 119	(e)	0.00% to 0.75%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING MarketStyle Growth Portfolio - Institutional Class						
2006	173	$11.28 to $11.37	1,969	(e)	0.00% to 0.75%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING MarketStyle Moderate Growth Portfolio - Institutional Class						
2006	68	$11.10 to $11.19	758	(e)	0.00% to 0.75%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING MarketStyle Moderate Portfolio - Institutional Class						
2006	19	$11.02	206	(e)	0.00%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Marsico Growth Portfolio - Institutional Class						
2006	502	$10.05 to $16.19	6,212	-	0.00% to 0.75%	4.45% to 5.13%
2005	379	$9.56 to $15.50	4,748	-	0.00% to 0.75%	8.32% to 9.13%
2004	283	$8.76 to $14.31	3,205	-	0.00% to 0.75%	11.97% to 12.89%
2003	182	$7.76 to $12.78	1,870	-	0.00% to 0.75%	32.88%
2002	1	$5.84	5	-	0.00%	-29.55%

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Marsico International Opportunities Portfolio - Institutional Class						
2006	1,089	$15.37 to $15.56	$ 16,842	(e)	0.00% to 0.75%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING MFS Total Return Portfolio - Institutional Class						
2006	416	$14.60 to $16.68	6,425	2.59%	0.00% to 0.75%	11.45% to 12.17%
2005	388	$13.10 to $14.87	5,384	2.32%	0.00% to 0.75%	2.34% to 3.19%
2004	223	$12.80 to $14.41	3,023	2.53%	0.00% to 0.75%	10.63% to 11.45%
2003	99	$11.57 to $12.93	1,246	1.00%	0.00% to 0.75%	16.91%
2002	14	$11.06	151	3.30%	-	-5.06%
ING MFS Utilities Portfolio - Service Class						
2006	1,010	$14.86 to $15.05	15,067	0.11%	0.00% to 0.75%	29.78% to 30.87%
2005	986	$11.45 to $11.50	11,302	(d)	0.00% to 0.75%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Oppenheimer Main Street Portfolio® - Institutional Class						
2006	63	$11.37 to $12.73	754	0.95%	0.00% to 0.75%	14.38% to 15.31%
2005	5	$9.86 to $11.13	55	(d)	0.00% to 0.75%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Pioneer Fund Portfolio - Institutional Class						
2006	95	$12.79 to $12.95	1,215	(e)	0.00% to 0.75%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Pioneer Mid Cap Value Portfolio - Institutional Class						
2006	1,451	$12.27 to $12.42	$ 17,861	0.25%	0.00% to 0.75%	11.95% to 12.70%
2005	1,432	$10.96 to $11.02	15,714	(d)	0.00% to 0.75%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Stock Index Portfolio - Institutional Class						
2006	16,860	$13.09 to $13.35	221,375	1.54%	0.00% to 0.75%	14.72% to 15.48%
2005	19,194	$11.41 to $11.56	219,406	-	0.00% to 0.75%	3.73% to 4.62%
2004	20,039	$11.00 to $11.05	220,550	(c)	0.00% to 0.75%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class						
2006	2,518	$12.59 to $19.50	47,838	1.47%	0.00% to 0.75%	14.05% to 14.91%
2005	2,311	$16.37 to $16.97	38,330	1.54%	0.00% to 0.75%	7.20% to 8.02%
2004	2,142	$15.27 to $15.71	33,001	1.32%	0.00% to 0.75%	16.03% to 16.98%
2003	1,686	$13.16 to $13.43	22,308	0.73%	0.00% to 0.75%	24.39% to 25.28%
2002	1,058	$10.58 to $10.72	11,222	3.65%	0.00% to 0.75%	-0.19% to 0.56%
ING T. Rowe Price Equity Income Portfolio - Institutional Class						
2006	1,047	$12.68 to $17.77	18,204	1.52%	0.00% to 0.75%	18.55% to 19.37%
2005	906	$14.04 to $14.99	13,295	1.43%	0.00% to 0.75%	3.38% to 4.15%
2004	735	$13.48 to $14.50	10,480	1.45%	0.00% to 0.75%	14.17% to 15.12%
2003	220	$11.71 to $12.70	2,734	0.85%	0.00% to 0.75%	25.37%
2002	11	$9.34	99	4.45%	0.00%	-13.20%
ING UBS U.S. Allocation Portfolio - Service Class						
2006	23	$11.99 to $12.14	277	0.21%	0.00% to 0.75%	10.20% to 10.97%
2005	1	$10.88 to $10.94	16	(d)	0.00% to 0.75%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Van Kampen Equity Growth Portfolio - Institutional Class						
2006	344	$12.67 to $12.93	$ 4,389	-	0.00% to 0.75%	3.51% to 4.36%
2005	391	$12.24 to $12.39	4,803	0.49%	0.00% to 0.75%	14.61% to 15.47%
2004	440	$10.68 to $10.73	4,704	(c)	0.00% to 0.75%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING Van Kampen Growth and Income Portfolio - Service Class						
2006	285	$12.87 to $13.03	3,695	1.02%	0.00% to 0.75%	15.12% to 15.93%
2005	92	$11.18 to $11.24	1,028	(d)	0.00% to 0.75%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING VP Index Plus International Equity Portfolio - Service Class						
2006	3,507	$12.88 to $12.98	45,205	1.93%	0.00% to 0.75%	24.08%
2005	1	$10.38 to $10.38	7	(d)	0.75%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class						
2006	1,837	$10.49 to $10.60	19,303	(e)	0.00% to 0.75%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING American Century Large Company Value Portfolio - Initial Class						
2006	6	$12.67 to $12.83	76	1.12%	0.00% to 0.75%	18.63% to 19.57%
2005	3	$10.68 to $10.73	33	(d)	0.00% to 0.75%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING American Century Small-Mid Cap Value Portfolio - Initial Class						
2006	53	$13.11 to $13.28	$ 699	0.02%	0.00% to 0.75%	14.90% to 15.78%
2005	78	$11.41 to $11.47	888	(d)	0.00% to 0.75%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Baron Small Cap Growth Portfolio - Initial Class						
2006	479	$12.45 to $12.88	6,123	-	0.00% to 0.75%	14.70% to 15.52%
2005	210	$11.09 to $11.15	2,330	(d)	0.00% to 0.75%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Columbia Small Cap Value II Portfolio - Initial Class						
2006	642	$10.12 to $10.17	6,507	(e)	0.00% to 0.75%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Fundamental Research Portfolio - Initial Class						
2006	1	$12.39 to $12.55	16	(e)	0.00% to 0.75%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING JPMorgan Mid Cap Value Portfolio - Initial Class						
2006	762	$12.72 to $19.65	14,756	0.02%	0.00% to 0.75%	15.96% to 16.89%
2005	608	$16.48 to $16.81	10,114	0.62%	0.00% to 0.75%	7.92% to 8.66%
2004	402	$15.27 to $15.47	6,176	0.46%	0.00% to 0.75%	19.95% to 20.86%
2003	89	$12.73 to $12.80	1,139	(b)	0.00% to 0.75%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class						
2006	15	$16.83 to $17.31	$ 256	-	0.00% to 0.75%	9.43% to 10.33%
2005	46	$15.38 to $15.69	711	-	0.00% to 0.75%	10.65% to 11.43%
2004	16	$13.90 to $14.08	226	-	0.00% to 0.75%	8.85% to 9.74%
2003	10	$12.77 to $12.83	123	(b)	0.00% to 0.75%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING Lord Abbett U.S. Government Securities Portfolio - Initial Class						
2006	1,756	$10.48 to $10.53	18,421	(e)	0.00% to 0.75%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Neuberger Berman Partners Portfolio - Initial Class						
2006	50	$10.38 to $10.43	524	(e)	0.00% to 0.75%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Neuberger Berman Regency Portfolio - Initial Class						
2006	23	$10.14 to $10.19	232	(e)	0.00% to 0.75%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Oppenheimer Global Portfolio - Initial Class						
2006	377	$14.09 to $14.27	5,343	0.07%	0.00% to 0.75%	17.12% to 18.03%
2005	335	$12.03 to $12.09	4,031	(d)	0.00% to 0.75%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Oppenheimer Strategic Income Portfolio - Service Class						
2006	579	$10.89 to $11.10	$ 6,319	0.11%	0.00% to 0.75%	7.40% to 8.24%
2005	600	$10.14 to $10.19	6,094	(d)	0.00% to 0.75%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING PIMCO Total Return Portfolio - Initial Class						
2006	1,608	$10.77 to $11.45	18,083	2.17%	0.00% to 0.75%	3.44% to 4.19%
2005	903	$10.77 to $10.99	9,777	2.18%	0.00% to 0.75%	1.60% to 2.42%
2004	588	$10.60 to $10.73	6,250	-	0.00% to 0.75%	3.82% to 4.58%
2003	576	$10.21 to $10.26	5,884	(b)	0.00% to 0.75%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class						
2006	3,405	$12.72 to $12.88	43,418	-	0.00% to 0.75%	8.35% to 9.15%
2005	3,899	$11.74 to $11.80	45,813	(d)	0.00% to 0.75%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class						
2006	495	$12.83 to $12.99	6,389	0.52%	0.00% to 0.75%	13.64% to 14.45%
2005	6	$11.29 to $11.35	72	(d)	0.00% to 0.75%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Van Kampen Comstock Portfolio - Initial Class						
2006	803	$12.41 to $15.38	12,130	1.10%	0.00% to 0.75%	15.38% to 16.25%
2005	762	$12.87 to $13.23	9,919	0.67%	0.00% to 0.75%	2.96% to 3.68%
2004	653	$12.50 to $12.76	8,237	-	0.00% to 0.75%	15.96% to 16.96%
2003	372	$10.78 to $10.91	4,034	3.47%	0.00% to 0.75%	28.95% to 29.88%
2002	151	$8.36 to $8.40	1,265	(a)	0.00% to 0.75%	(a)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Van Kampen Equity and Income Portfolio - Initial Class						
2006	195	$12.36 to $13.46	$ 2,601	2.54%	0.00% to 0.75%	11.79% to 12.64%
2005	97	$11.62 to $11.95	1,152	0.09%	0.00% to 0.75%	7.29% to 8.05%
2004	80	$10.83 to $11.06	877	0.78%	0.00% to 0.75%	9.95% to 10.93%
2003	14	$9.85 to $9.97	143	-	0.00% to 0.75%	26.44% to 27.33%
2002	2	$7.79 to $7.83	15	(a)	0.00% to 0.75%	(a)
ING VP Strategic Allocation Conservative Portfolio - Class I						
2006	16	$11.62 to $11.81	181	3.36%	0.00% to 0.75%	7.59% to 8.35%
2005	12	$10.80 to $10.90	132	2.14%	0.00% to 0.75%	3.05% to 3.81%
2004	5	$10.48 to $10.50	52	(c)	0.00% to 0.75%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING VP Strategic Allocation Growth Portfolio - Class I						
2006	152	$13.00 to $13.22	1,994	2.32%	0.00% to 0.75%	12.36% to 13.18%
2005	354	$11.57 to $11.68	4,128	0.86%	0.00% to 0.75%	5.37% to 6.18%
2004	4	$10.98 to $11.00	42	(c)	0.00% to 0.75%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING VP Strategic Allocation Moderate Portfolio - Class I						
2006	292	$12.32 to $12.53	3,645	2.14%	0.00% to 0.75%	10.30% to 11.18%
2005	394	$11.17 to $11.27	4,436	0.52%	0.00% to 0.75%	3.91% to 4.64%
2004	3	$10.75 to $10.77	31	(c)	0.00% to 0.75%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING VP Index Plus LargeCap Portfolio - Class I						
2006	1,022	$12.99 to $13.46	13,429	0.60%	0.00% to 0.75%	13.75% to 14.55%
2005	429	$11.42 to $11.75	4,953	1.23%	0.00% to 0.75%	4.58% to 5.38%
2004	491	$10.92 to $11.15	5,418	1.00%	0.00% to 0.75%	9.75% to 10.62%
2003	422	$9.95 to $10.08	4,224	1.39%	0.00% to 0.75%	25.16% to 26.16%
2002	49	$7.95 to $7.99	389	(a)	0.00% to 0.75%	(a)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Index Plus MidCap Portfolio - Class I						
2006	947	$12.44 to $15.61	$ 14,470	0.47%	0.00% to 0.75%	8.65% to 9.47%
2005	1,326	$13.87 to $14.26	18,684	0.46%	0.00% to 0.75%	10.34% to 11.15%
2004	1,067	$12.57 to $12.83	13,569	0.44%	0.00% to 0.75%	15.64% to 16.53%
2003	712	$10.87 to $11.01	7,802	0.40%	0.00% to 0.75%	31.44% to 32.49%
2002	385	$8.27 to $8.31	3,193	(a)	0.00% to 0.75%	(a)
ING VP Index Plus SmallCap Portfolio - Class I						
2006	888	$12.68 to $16.75	14,562	0.29%	0.00% to 0.75%	12.93% to 13.87%
2005	734	$14.31 to $14.71	10,591	0.32%	0.00% to 0.75%	6.87% to 7.61%
2004	485	$13.39 to $13.67	6,535	0.13%	0.00% to 0.75%	21.18% to 22.05%
2003	261	$11.05 to $11.20	2,906	0.17%	0.00% to 0.75%	35.09% to 36.09%
2002	77	$8.18 to $8.23	630	(a)	0.00% to 0.75%	(a)
ING VP Value Opportunity Portfolio - Class I						
2006	174	$11.43 to $11.53	1,994	1.40%	0.00% to 0.75%	15.11% to 16.00%
2005	192	$9.93 to $9.94	1,911	(d)	0.00% to 0.75%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING VP High Yield Bond Portfolio - Class I						
2006	2,456	$11.25 to $11.39	27,692	7.25%	0.00% to 0.75%	9.01% to 9.73%
2005	1,429	$10.32 to $10.38	14,762	(d)	0.00% to 0.75%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING VP MidCap Opportunities Portfolio - Class I						
2006	208	$11.83 to $12.35	2,526	-	0.00% to 0.75%	7.06% to 7.86%
2005	240	$11.05 to $11.45	2,709	-	0.00% to 0.75%	9.51% to 10.31%
2004	242	$10.09 to $10.38	2,482	-	0.00% to 0.75%	10.64% to 11.49%
2003	152	$9.12 to $9.31	1,404	-	0.00% to 0.75%	35.71% to 36.71%
2002	128	$6.72 to $6.81	868	-	0.00% to 0.75%	-26.80% to -25.82%

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Real Estate Portfolio - Class S						
2006	1,387	$15.63 to $15.83	$ 21,779	2.32%	0.00% to 0.75%	34.86% to 35.88%
2005	1,218	$11.59 to $11.65	14,140	(d)	0.00% to 0.75%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING VP SmallCap Opportunities Portfolio - Class I						
2006	386	$9.87 to $13.16	3,881	-	0.00% to 0.75%	11.78% to 12.57%
2005	405	$8.83 to $9.15	3,627	-	0.00% to 0.75%	8.21% to 9.06%
2004	447	$8.16 to $8.39	3,678	-	0.00% to 0.75%	9.38% to 10.10%
2003	365	$7.46 to $7.62	2,743	-	0.00% to 0.75%	37.64% to 38.80%
2002	238	$5.42 to $5.49	1,297	-	0.00% to 0.75%	-44.07% to -43.63%
ING VP Balanced Portfolio - Class I						
2006	1,827	$10.55 to $10.61	19,280	(e)	0.00% to 0.75%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Intermediate Bond Portfolio - Class I						
2006	1,552	$10.79 to $12.97	19,808	4.33%	0.00% to 0.75%	3.30% to 4.01%
2005	1,317	$12.12 to $12.47	16,251	4.84%	0.00% to 0.75%	2.36% to 3.14%
2004	727	$11.84 to $12.09	8,705	8.27%	0.00% to 0.75%	4.04% to 4.95%
2003	505	$11.38 to $11.52	5,775	1.88%	0.00% to 0.75%	5.57% to 6.27%
2002	235	$10.78 to $10.84	2,539	(a)	0.00% to 0.75%	(a)
Brandes International Equity Fund						
2006	1,019	$19.83 to $20.70	20,249	1.45%	0.00% to 0.75%	25.82% to 26.76%
2005	944	$15.76 to $16.33	14,898	1.52%	0.00% to 0.75%	9.75% to 10.56%
2004	806	$14.36 to $14.77	11,581	1.20%	0.00% to 0.75%	23.05% to 24.01%
2003	713	$11.67 to $11.91	8,330	1.05%	0.00% to 0.75%	46.42% to 47.40%
2002	722	$7.97 to $8.08	5,757	6.53%	0.00% to 0.75%	-15.93% to -15.30%

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Business Opportunity Value Fund						
2006	216	$14.38 to $14.90	$ 3,118	0.49%	0.00% to 0.75%	13.05% to 13.91%
2005	228	$12.72 to $13.08	2,907	0.73%	0.00% to 0.75%	6.98% to 7.74%
2004	163	$11.89 to $12.14	1,943	0.66%	0.00% to 0.75%	21.70% to 22.63%
2003	113	$9.77 to $9.90	1,103	1.07%	0.00% to 0.75%	28.72% to 29.58%
2002	26	$7.59 to $7.64	200	(a)	0.00% to 0.75%	(a)
Frontier Capital Appreciation Fund						
2006	574	$17.25 to $18.01	9,924	-	0.00% to 0.75%	15.46% to 16.34%
2005	509	$14.94 to $15.48	7,615	-	0.00% to 0.75%	14.13% to 14.92%
2004	521	$13.09 to $13.47	6,826	-	0.00% to 0.75%	8.54% to 9.33%
2003	491	$12.06 to $12.32	5,926	-	0.00% to 0.75%	54.62% to 55.95%
2002	435	$7.80 to $7.90	3,390	-	0.00% to 0.75%	-25.79% to -25.26%
Turner Core Growth Fund						
2006	289	$12.43 to $12.98	3,615	0.63%	0.00% to 0.75%	7.71% to 8.53%
2005	268	$11.54 to $11.96	3,106	0.43%	0.00% to 0.75%	13.03% to 13.90%
2004	259	$10.21 to $10.50	2,652	0.29%	0.00% to 0.75%	10.38% to 11.23%
2003	166	$9.25 to $9.44	1,538	0.28%	0.00% to 0.75%	33.67% to 34.47%
2002	89	$6.92 to $7.02	619	0.28%	0.00% to 0.75%	-27.08% to -26.49%
Neuberger Berman AMT Socially Responsive Portfolio® - Class I						
2006	7	$12.84 to $13.01	89	0.13%	0.00% to 0.75%	12.83% to 13.72%
2005	4	$11.38 to $11.44	47	(d)	0.00% to 0.75%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
Van Eck Worldwide Hard Assets Fund						
2006	417	$29.42 to $30.40	12,593	0.08%	0.00% to 0.75%	23.58% to 24.50%
2005	566	$23.63 to $24.60	13,798	0.29%	0.00% to 0.75%	50.55% to 51.67%
2004	514	$15.58 to $16.34	8,359	0.39%	0.00% to 0.75%	23.04% to 23.95%
2003	545	$12.57 to $13.28	7,224	0.34%	0.00% to 0.75%	44.03% to 45.15%
2002	233	$8.66 to $9.22	2,148	0.62%	0.00% to 0.75%	-3.66% to -2.81%

(a) As investment Division was not available until 2002, this data is not meaningful and is therefore not presented.

(b) As investment Division was not available until 2003, this data is not meaningful and is therefore not presented.

(c) As investment Division was not available until 2004, this data is not meaningful and is therefore not presented.

(d) As investment Division was not available until 2005, this data is not meaningful and is therefore not presented.

(e) As investment Division was not available until 2006, this data is not meaningful and is therefore not presented.

A The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense charge, as defined in Note 3.   Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities.   Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

FINANCIAL STATEMENTS — STATUTORY BASIS
Security Life of Denver Insurance Company
Years ended December 31, 2006 and 2005
with Report of Independent Registered Public Accounting Firm

SECURITY LIFE OF DENVER INSURANCE COMPANY
Financial Statements – Statutory Basis
Years ended December 31, 2006 and 2005

Contents

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Security Life of Denver Insurance Company

We have audited the accompanying statutory basis balance sheets of Security Life of Denver Insurance Company (the "Company," a wholly owned direct subsidiary of ING America Insurance Holdings, Inc.), as of December 31, 2006 and 2005, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado ("Colorado Division of Insurance"), which practices differ from United States generally accepted accounting principles. The variances between such practices and United States generally accepted accounting principles and the effects on the accompanying financial statements are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with United States generally accepted accounting principles, the financial position of Security Life of Denver Insurance Company at December 31, 2006 and 2005, or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Life of Denver Insurance Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 30, 2007

SECURITY LIFE OF DENVER INSURANCE COMPANY
Balance Sheets - Statutory Basis

| | December 31 | | |
	2006		2005
	(In Thousands)		
Admitted assets			
Cash and invested assets:			
Bonds	$ 17,240,297	$	16,525,988
Preferred stocks	107,043		26,188
Common stocks	132,689		79,311
Subsidiaries	96,090		91,120
Mortgage loans	2,463,432		2,972,342
Contract loans	1,263,422		1,204,181
Other invested assets	321,017		143,060
Cash and short-term investments	273,362		509,301
Total cash and invested assets	21,897,352		21,551,491
Deferred and uncollected premiums, less loading (2006-$1,729; 2005-$1,824)	(25,773)		37,826
Accrued investment income	184,726		233,489
Reinsurance balances recoverable	76,797		60,004
Indebtedness from related parties	31,097		7,149
Net deferred tax asset	57,722		60,607
Separate account assets	1,515,627		1,837,339
Other assets	24,281		26,635
Total admitted assets	$ 23,761,829	$	23,814,540

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Balance Sheets - Statutory Basis

	December 31	
	2006	**2005**
	(In Thousands, except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	$ 11,961,260	$ 13,024,195
Deposit type contracts	7,040,385	5,615,759
Other policy and contract liabilities	16,738	6,990
Total policy and contract liabilities	19,018,383	18,646,944
Interest maintenance reserve	68,201	95,331
Accounts payable and accrued expenses	63,392	122,801
Reinsurance balances	389,221	671,059
Current federal income taxes payable (including ($20,344) and ($6,709)		
on realized capital losses at December 31, 2006 and 2005, respectively)	43,972	10,094
Indebtedness to related parties	53,847	21,708
Asset valuation reserve	146,357	152,204
Borrowed money	791,398	721,409
Net transfers to separate accounts	(85,770)	(82,053)
Other liabilities	161,857	93,539
Separate account liabilities	1,515,627	1,831,642
Total liabilities	22,166,485	22,284,678
Capital and surplus:		
Common stock: authorized 149 shares of $20,000 par value;		
144 issued and outstanding	2,880	2,880
Surplus notes	165,032	165,032
Paid-in and contributed surplus	1,237,778	1,237,778
Unassigned surplus	189,654	124,172
Total capital and surplus	1,595,344	1,529,862
Total liabilities and capital and surplus	$ 23,761,829	$ 23,814,540

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Operations – Statutory Basis

	Year ended December 31	
	2006	2005
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	$ 658,072	$ 3,548,992
Net investment income	1,166,735	1,022,338
Amortization of interest maintenance reserve	(13,906)	(12,732)
Commissions, expense allowances and reserve adjustments		
on reinsurance ceded	62,524	296,839
Other revenues	90,827	83,488
Total premiums and other revenues	1,964,252	4,938,925
Benefits paid or provided:		
Death benefits	123,174	110,562
Annuity benefits	77,057	69,878
Surrender benefits and withdrawals	1,669,487	972,390
Interest on policy or contract funds	455,851	210,745
Other benefits	6,728	(5,582)
(Decrease) increase in life, annuity, and accident and health reserves	(1,063,635)	2,842,329
Net transfers to separate accounts	66,823	65,804
Total benefits paid or provided	1,335,485	4,266,126
Insurance expenses and other deductions:		
Commissions	298,083	244,190
General expenses	110,599	98,030
Insurance taxes, licenses and fees	19,919	27,005
Other deductions	36,052	10,259
Total insurance expenses and other deductions	464,653	379,484
Gain from operations before policyholder dividends,		
federal income taxes and net realized capital gains	164,114	293,315
Dividends to policyholders	4,060	4,997
Gain from operations before federal income taxes and		
net realized capital gains	160,054	288,318
Federal income tax expense	29,952	165,325
Gain from operations before net realized capital gains	130,102	122,993
Net realized capital gains	5,341	16,435
Net income	$ 135,443	$ 139,428

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Changes in Capital and Surplus—Statutory Basis

	Year ended December 31	
	2006	**2005**
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	$ 2,880	$ 2,880
Surplus notes:		
Balance at beginning and end of year	165,032	165,032
Paid-in and contributed surplus:		
Balance at beginning of year	1,237,778	934,778
Capital contributions	-	303,000
Balance at end of year	1,237,778	1,237,778
Unassigned surplus (deficit):		
Balance at beginning of year	124,172	(32,944)
Net income	135,443	139,428
Change in net unrealized capital gains or losses	13,826	10,882
Change in nonadmitted assets	47,657	(59,741)
Change in liability for reinsurance in unauthorized companies	(773)	598
Change in asset valuation reserve	5,847	(11,932)
Change in net deferred income tax	(44,150)	43,661
Change in surplus as a result of reinsurance	33,562	106,961
Dividends to stockholder	(115,000)	-
Amortization of deferred gain on reinsurance transaction	(10,075)	(73,020)
Change in additional minimum pension liability	(855)	279
Balance at end of year	189,654	124,172
Total capital and surplus	$ 1,595,344	$ 1,529,862

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Cash Flows—Statutory Basis

	Year ended December 31	
	2006	2005
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other		
considerations received, net of reinsurance paid	$ 693,428	$ 3,306,366
Net investment income received	1,270,640	1,093,462
Commissions and expenses paid	(364,176)	(522,189)
Benefits paid	(2,296,427)	(1,462,450)
Net transfers to separate accounts	(68,654)	(68,885)
Dividends paid to policyholders	(4,106)	(5,071)
Federal income taxes received (paid)	26,110	(98,240)
Miscellaneous income	329,884	778,443
Net cash (used in) provided by operations	(413,301)	3,021,436
Investment activities		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	8,766,315	10,211,616
Stocks	15,577	315
Mortgage loans	682,059	730,953
Real estate	249	36,482
Other invested assets	9,366	17,813
Net loss on cash and short term investments	(10,922)	(35,258)
Miscellaneous proceeds	68,032	12,088
Total investment proceeds	9,530,676	10,974,009
Cost of investments acquired:		
Bonds	9,691,158	13,699,458
Stocks	54,394	9,458
Mortgage loans	174,736	420,908
Real estate	-	868
Other invested assets	150,704	59,280
Miscellaneous applications	26,832	7,214
Total cost of investments acquired	10,097,824	14,197,186
Net increase in contract loans	(59,241)	(48,543)
Net cash used in investment activities	(626,389)	(3,271,720)
Financing and miscellaneous activities		
Other cash provided (applied):		
Capital and surplus paid-in	-	303,000
Borrowed money	68,208	166,948
Net deposits (withdrawals) on deposit-type contracts	1,424,625	(720,971)
Dividends paid to stockholders	(115,000)	-
Change in cash due to reinsurance	(501,696)	77,549
Other cash (applied) provided	(72,386)	91,030
Net cash provided by (used in) financing and miscellaneous activities	803,751	(82,444)
Net decrease in cash and short-term investments	(235,939)	(332,728)
Cash and short-term investments		
Beginning of year	509,301	842,029
End of year	$ 273,362	$ 509,301

The accompanying notes are an integral part of these financial statements.

7

1.   **Nature of Operations and Significant Accounting Policies**

Security Life of Denver Insurance Company (the "Company") is domiciled in Colorado and is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH's ultimate parent is ING Groep, N.V. ("ING"), a global financial services company based in The Netherlands. The Company focuses on two markets: the advanced market and the investment products market. The life insurance products offered for the advanced market include wealth transfer and estate planning, executive benefits, charitable giving and corporate-owned life insurance. These products include traditional life, interest-sensitive life, universal life, and variable life. Operations are conducted almost entirely on the general agency basis and the Company is presently licensed in all states (approved for reinsurance only in New York), the District of Columbia, Puerto Rico, Guam, and the U.S. Virgin Islands. In the investment products market, the Company offers guaranteed investment contracts, funding agreements, and trust notes to institutional buyers.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance, which practices differ from accounting principles generally accepted in the United States ("GAAP"). The most significant variances from GAAP are as follows:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

The Company invests in structured securities including mortgage backed securities/ collateralized mortgage obligations, asset backed securities, collateralized debt obligations, and commercial mortgage-backed securities. For these structured securities, management compares the undiscounted cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value.

(Dollar amounts in millions, unless otherwise stated)

For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book value. The asset is then written down to fair value. When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss is accounted for as a realized loss.

Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than income as would be required under GAAP.

Statement of Statutory Accounting Principles ("SSAP") No. 31, *Derivative Instruments* applies to derivative transactions entered into prior to January 1, 2003. The Company also follows the hedge accounting guidance in SSAP No. 86, *Accounting for Derivative Instruments and Hedging Activities* for derivative transactions entered into or modified on or after January 1, 2003. Under this guidance, derivatives that are deemed effective hedges are accounted for in a manner which is consistent with the underlying hedged item. Derivatives used in hedging transactions that do not meet the requirements of SSAP No. 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately. An embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholder's equity rather than to income as required for fair value hedges.

Valuation Reserves: The asset valuation reserve ("AVR") is determined by an NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates, and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral or interest maintenance reserve ("IMR") is reported as a component of other liabilities in the accompanying Balance Sheets.

Realized gains and losses on investments are reported in the Statements of Operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the Statements of Operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold. Realized losses due to impairment are recorded when there has been a decline in value deemed to be other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus. Under GAAP, such allowances are included as a component of earnings.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium–paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and

(Dollar amounts in millions, unless otherwise stated)

interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Gains and losses generated in certain reinsurance transactions are deferred and amortized over the remaining life the business for GAAP purposes. For statutory, such amounts are recognized immediately in income, with gains reported as a separate component of surplus.

Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated. Certain affiliated investments for which audited GAAP statements are not available or expected to be available are non-admitted. Under GAAP, the accounts and operations of the Company's subsidiaries are consolidated. All affiliated investments are included in the Consolidated Balance Sheets.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non–operating software, past–due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual,* are excluded from the accompanying Balance Sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the Balance Sheets.

Employee Benefits: For purposes of calculating the Company's postretirement benefit obligation, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently vested are also included.

(Dollar amounts in millions, unless otherwise stated)

*Universal Life and Annuity Polici*es: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Policyholder Dividends: Policyholder dividends are recognized when declared. Under GAAP, dividends are recognized over the term of the related policies.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits, and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are non-admitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Surplus Notes: Surplus notes are reported as a component of surplus. Under statutory accounting practices, no interest is recorded on the surplus notes until payment has been approved by the Colorado Division of Insurance. Under GAAP, surplus notes are reported as liabilities and the related interest is reported as a charge to earnings over the term of the notes.

Statements of Cash Flows: Cash and short–term investments in the Statements of Cash Flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

Reconciliation to GAAP: The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Investments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method. The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective method to securities purchased prior to that date where historical cash flows are not readily available.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

Hybrid securities are generally defined as securities including both debt and equity characteristics. During 2005 and prior, hybrid securities were reported as bonds on the balance sheet. During 2006, the NAIC held discussions regarding the appropriate reporting/classification of these securities. Although discussion on the issues will continue into 2007, the short-term reporting guidance from the NAIC recommends that hybrid securities, as defined by this same NAIC guidance, be reported as preferred stock. Therefore, all hybrid securities have been reclassified as preferred stock on the Company's Balance Sheet as of December 31, 2006. This resulted in a reclassification of $91.9 from bonds to preferred stock on the Company's Balance Sheet as of December 31, 2006.

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/losses are reported in unassigned surplus along with adjustment for federal income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer, future economic conditions and market forecasts, and the Company's intent and ability to not sell the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred. The Company also considers the negative market impact of the interest rate changes, in addition to credit related items, when performing other-than-temporary impairment testing. As part of this testing, the Company determines whether or not it has the ability and intent to not sell the investments for a period of time sufficient to allow for recovery in fair value.

(Dollar amounts in millions, unless otherwise stated)

The Company uses derivatives such as interest rate swaps, caps and floors, forwards and options as part of its overall interest rate risk management strategy for certain life insurance and annuity products. For those derivatives in effective hedging relationships, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on instruments are deferred to IMR or included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold. Derivatives used in hedging transactions that do not meet the requirements of SSAP No. 86 as an effective hedge are carried at fair value with change in value recorded in surplus as unrealized gain or loss.

Credit default swaps and total return swaps are utilized to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. The replication (synthetic asset) and the derivative and other cash instrument are carried at amortized cost.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short-term assets or liabilities. The initial cost of any such agreement is amortized to net investment income over the life of the agreement. Periodic payments that are receivable as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged items.

All effective derivatives are reported at amortized cost with the exception of S&P options. S&P options are reported at fair value since they do not meet the hedge requirement of SSAP No. 86. The unrealized gains or losses from the S&P options are reported as unrealized gain or loss in surplus.

SSAP No. 88, *Investments in Subsidiary, Controlled and Affiliated Entities* ("SSAP 88"), applies to the Company's subsidiaries, controlled and affiliated entities ("SCA"). The Company's insurance subsidiaries are reported at their underlying statutory basis net assets plus the admitted portion of goodwill, and the Company's noninsurance subsidiary is reported at the GAAP basis of its net assets. Dividends from subsidiaries are included in net investment income. The remaining net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses. SCA entities for which audited US GAAP statements are not available or expected to be available are nonadmitted.

Mortgage loans are reported at amortized cost, less writedown for impairments.

(Dollar amounts in millions, unless otherwise stated)

Contract loans are reported at unpaid principal balances.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost, and other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

For reverse repurchase agreements, Company policies require a minimum of 95% of the fair value of securities sold under reverse repurchase agreements to be maintained as collateral. Cash collateral received is invested in short-term investments and the offsetting collateral liability is included in miscellaneous liabilities.

Reverse dollar repurchase agreements are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

The Company engages in securities lending whereby certain domestic bonds from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the market value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The Company does not have access to the collateral. The Company's policy requires a minimum of 102% of the fair value of securities loaned to be maintained as collateral. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates.

Short-term investments are reported at amortized cost which approximates market value. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Partnership interests, which are included in other invested assets, are reported at the underlying audited GAAP equity of the investee.

Residual collateralized mortgage obligations, which are included in other invested assets on the Balance Sheets, are reported at amortized cost using the effective interest method.

Realized capital gains and losses are determined using the first-in first-out method.

Cash on hand includes cash equivalents. Cash equivalents are short–term investments that are both readily convertible to cash and have an original maturity date of three months or less.

(Dollar amounts in millions, unless otherwise stated)

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 1.5% to 11.3%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Colorado Division of Insurance, is $8.1 billion and $3.1 billion at December 31, 2006 and 2005, respectively. The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $251.8 and $203.3 at December 31, 2006 and 2005, respectively. The Company anticipates investment income as a factor in the premium deficiency calculation in accordance with SSAP No. 54, *Individual and Group Accident and Health Contracts*.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are

(Dollar amounts in millions, unless otherwise stated)

based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Electronic Data Processing Equipment

Electronic data processing equipment is carried at cost less accumulated depreciation. Depreciation for major classes of such assets is calculated on a straight-line basis over the estimated useful life of the asset.

Participating Insurance

Participating business approximates less than 1% of the Company's ordinary life insurance in force and less than 1% of premium income. The amount of dividends to be paid to participating policyholders is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends expense of $4.1 and $5.0 was incurred in 2006 and 2005, respectively.

Benefit Plans

The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plans. The Company also provides a contributory retirement plan for substantially all employees.

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

	December 31	
	2006	**2005**
	(In Thousands)	
Contract loans	$ -	$ 136
Other invested assets	2,447	140
Deferred federal income taxes	173,265	219,303
Agents' debit balances	1,970	5,326
Furniture and equipment	63	223
Deferred and uncollected premium	507	398
Other	11,064	11,447
Total nonadmitted assets	$ 189,316	$ 236,973

Changes in nonadmitted assets are generally reported directly in unassigned surplus as an increase or decrease in nonadmitted assets.

Claims and Claims Adjustment Expenses

Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2006. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2006.

Guaranteed Benefits

For the Guaranteed Minimum Death Benefit ("GMDB"), Actuarial Guideline 34 is followed. AG34 interprets the standards for applying CARVM to GMDBs in variable annuity contracts where GMDBs are integrated with other benefits such as surrenders and annuitizations. This guideline requires that GMDBs be projected assuming an immediate drop in the value of the assets supporting the variable annuity contract, followed by a subsequent recovery at a Net Assumed Return. The immediate drops and assumed returns used in the projections are provided in AG34 and vary by five asset classes in order to reflect the risk/return differential inherent in each class. Contract specific asset based charges are deducted to obtain the Net Assumed Returns. This Guideline interprets mortality standards to be applied to projected GMDBs in the reserve calculation. In addition, this Guideline clarifies standards for reinsurance transactions revolving GMDBs with the Integrated Benefit Streams modified to reflect both the payment of future reinsurance premiums and the recovery of future reinsured death benefits.

Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments with a maturity of less than one year at date of acquisition.

Separate Accounts

Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value.

Certain other separate accounts relate to experience-rated group annuity contracts that fund defined contribution pension plans. These contracts provide guaranteed interest returns for one year only, where the guaranteed interest rate is re-established each year

(Dollar amounts in millions, unless otherwise stated)

based on the investment experience of the separate account. In no event can the interest rate be less than zero. The assets and liabilities of these separate accounts are carried at book value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. These reserves include reserves for guaranteed minimum death benefits (before reinsurance) that totaled $25.0 and $28.7 at December 31, 2006 and 2005, respectively. The operations of the separate accounts are not included in the accompanying financial statements.

2.   Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Colorado Division of Insurance. The Colorado Division of Insurance recognizes only statutory accounting practices prescribed or permitted by the State of Colorado for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Colorado Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the State of Colorado. The Colorado Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Colorado Division of Insurance. As of December 31, 2006 and 2005, the Company had no such permitted accounting practices.

(Dollar amounts in millions, unless otherwise stated)

3. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
			(In Thousands)				
At December 31, 2006:							
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 134,410	$	1,604	$	648	$	135,366
States, municipalities, and political subdivisions	26,699		259		759		26,199
Foreign government (par value - $277,258)	291,278		19,883		2,795		308,366
Foreign other (par value - $2,060,782)	2,060,102		50,730		33,945		2,076,887
Public utilities securities	357,031		5,973		3,931		359,073
Corporate securities	5,510,497		97,028		62,990		5,544,535
Residential mortgage-backed securities	4,794,611		30,932		97,271		4,728,272
Commercial mortgage-backed securities	1,680,044		14,289		13,829		1,680,504
Other asset-backed securities	2,385,745		4,287		7,149		2,382,883
Total bonds	17,240,417		224,985		223,317		17,242,085
Preferred stocks	107,043		2,358		904		108,497
Common stocks	129,873		3,141		325		132,689
Total equity securities	236,916		5,499		1,229		241,186
Total	$ 17,477,333	$	230,484	$	224,546	$	17,483,271

(Dollar amounts in millions, unless otherwise stated)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
At December 31, 2005:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 336,927	$ 920	$ 1,402	$ 336,445
States, municipalities, and political subdivisions	30,869	345	439	30,775
Foreign government (par value - $255,124)	268,105	17,723	2,645	283,183
Foreign other (par value - $2,396,421)	2,424,121	73,804	33,238	2,464,687
Public utilities securities	424,519	8,021	4,351	428,189
Corporate securities	6,545,828	143,340	71,513	6,617,655
Residential mortgage-backed securities	3,966,004	34,071	94,205	3,905,870
Commercial mortgage-backed securities	1,769,151	10,736	31,834	1,748,053
Other asset-backed securities	760,828	4,011	8,736	756,103
Total bonds	16,526,352	292,971	248,363	16,570,960
Preferred stocks	26,188	221	2,404	24,005
Common stocks	76,584	2,739	12	79,311
Total equity securities	102,772	2,960	2,416	103,316
Total	$ 16,629,124	$ 295,931	$ 250,779	$ 16,674,276

Reconciliation of bonds from amortized cost to carrying value is as follows:

	December 31 2006	December 31 2005
	(In Thousands)	
Amortized cost	$ 17,240,417	$ 16,526,352
Less: adjustments for below investment grade bonds	(120)	(364)
Carrying value	$ 17,240,297	$ 16,525,988

The aggregate market value of debt securities with unrealized losses and the time period that cost exceeded fair value are as follows:

	Less than 6 months below cost	More than 6 months and less than 12 months below cost	More than 12 months below cost	Total
		(In Thousands)		
December 31, 2006:				
Fair value	$ 3,102,129	$ 680,735	$ 3,394,661	$ 7,177,525
Unrealized loss	35,870	24,436	163,011	223,317

(Dollar amounts in millions, unless otherwise stated)

	Less than 6 months below cost	More than 6 months and less than 12 months below cost	More than 12 months below cost	Total
		(In Thousands)		
December 31, 2005:				
Fair value	$ 5,878,295	$ 2,096,112	$ 1,228,921	$ 9,203,328
Unrealized loss	109,924	66,857	71,582	248,363

The amortized cost and fair value of investments in bonds at December 31, 2006, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)	
Maturity:		
Due in 1 year or less	$ 540,583	$ 540,828
Due after 1 year through 5 years	2,829,576	2,838,395
Due after 5 years through 10 years	3,147,268	3,154,438
Due after 10 years	1,862,590	1,916,765
	8,380,017	8,450,426
Residential mortgage-backed securities	4,794,611	4,728,272
Commercial mortgage-backed securities	1,680,044	1,680,504
Other asset-backed securities	2,385,745	2,382,883
Total	$ 17,240,417	$ 17,242,085

At December 31, 2006 and 2005, investments in certificates of deposit and bonds with an admitted asset value of $26.2 and $24.3, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

The Company had loaned securities, which are reflected as invested assets on the balance sheets, with a market value of approximately $183.4 and $239.9 at December 31, 2006 and 2005, respectively.

Proceeds from sales of investments in bonds and other fixed maturity interest securities were $4.2 billion and $4.4 billion in 2006 and 2005, respectively. Gross gains of $55.6 and $83.9 and gross losses of $71.3 and $48.6 during 2006 and 2005, respectively, were realized on those sales.

(Dollar amounts in millions, unless otherwise stated)

Realized capital gains (losses) are reported net of federal income taxes and amounts transferred to the IMR as follows:

		Year ended December 31		
		2006		2005
		(In Thousands)		
Realized capital losses	$	(56,039)	$	(5,404)
Amount transferred to IMR (net of related taxes of				
$(22,096) in 2006 and $(8,147) in 2005)		41,036		15,130
Federal income tax benefit		20,344		6,709
Net realized capital gains	$	5,341	$	16,435

Major categories of net investment income are summarized as follows:

		Year ended December 31		
		2006		2005
		(In Thousands)		
Income:				
Equity securities-unaffiliated	$	9,902	$	4,938
Bonds		949,283		875,980
Mortgage loans		191,631		220,709
Contract loans		67,920		65,118
Real estate		131		2,079
Derivative investments		24,837		(69,392)
Other		21,564		(2,682)
Total investment income		1,265,268		1,096,750
Investment expenses		(98,533)		(74,412)
Net investment income	$	1,166,735	$	1,022,338

The Company entered into reverse dollar repurchase transactions to increase its return on investments and improve liquidity. Reverse dollar repurchases involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The reverse dollar repurchases are accounted for as short-term collateralized financing and the repurchase obligation is reported in borrowed money on the Balance Sheets. The repurchase obligation totaled $246.2 and $319.8 at December 31, 2006 and 2005, respectively. The securities underlying these agreements are mortgage-backed securities with a book value of $248.7 and $327.2 and fair value of $244.1 and $322.0 at December 31, 2006 and 2005, respectively. The securities had a weighted average coupon rate of 5.3% with various maturity dates ending in December 2036. The primary risk associated with short-term collateralized borrowings is that the counterparty may be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, which was not material at December 31, 2006. The Company believes that the counterparties to the reverse dollar repurchase agreements are financially responsible and that counterparty risk is minimal.

(Dollar amounts in millions, unless otherwise stated)

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term. The proceeds are invested in new securities of intermediate durations. As of December 31, 2006 and 2005, the amount outstanding on these agreements was $542.5 and $387.8, respectively, and was included in borrowed money on the balance sheets. The securities underlying these agreements are mortgage-backed securities with a book value of $569.6 and $390.0 and fair value of $563.4 and $385.6 at December 31, 2006 and 2005, respectively. The securities have a weighted average coupon rate of 5.4% and have maturities ranging from February 2018 through July 2043.

The Company is a member of the Federal Home Loan Bank of Topeka ("FHLB"). As a member of the FHLB, the Company has issued non-putable funding agreements with the FHLB. Assets with a book value of $2.8 billion collateralize these agreements and reserves on these agreements were $2.3 billion at December 31, 2006, respectively.

The maximum and minimum lending rates for long–term mortgage loans during 2006 were 6.4% and 5.0%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 71.3% on commercial properties. As of December 31, 2006 and 2005, the Company held no mortgages with interest more than 180 days overdue. Minimal interest was past due as of December 31, 2006 and 2005.

In the course of the Company's asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company's return on the investment portfolio or to manage interest rate risk. The table below summarizes the number of transactions, book value, and gain/loss of the Company's financial instruments with securities sold and reacquired within 30 days of the sale date:

	NAIC Rating	Number of Transactions		Book Value		Cost of Securities Repurchased		Gain
				(In Thousands)				
2006	3	2	$	684	$	704	$	22
2005	3	14	$	6,068	$	7,471	$	1,383
	4	4		3,005		3,244		238
		18	$	9,073	$	10,715	$	1,621

4.   **Derivative Financial Instruments Held for Purposes Other than Trading**

The Company utilizes derivatives such as options, futures and interest rate swaps to reduce and manage risks, which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows which the Company has acquired or incurred. Hedge accounting practices are followed in accordance with requirements set forth in SSAP No. 86 for those derivatives that are deemed highly effective. The Company also enters into credit default swaps and total return swaps to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. Replicated (Synthetic) Assets filed with the NAIC SVO result in both the derivative and cash instrument being carried at amortized cost.   The replication practices are in accordance with SSAP No. 86.

The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount. Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreement without an exchange of the underlying principal amount.

Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

Credit default swaps and total return swaps are utilized to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. The replication (synthetic asset) and the derivative and other cash instrument are carried at amortized cost.

Derivatives that are designated as being in an effective hedging relationships are reported in a manner that is consistent with the hedged asset or liability. All effective derivatives are reported at amortized cost with the exception of S&P options. S&P options are reported at fair value since they do not meet the hedge requirement of SSAP No. 86. The unrealized gains or losses from the S&P options are reported as unrealized gain or loss in surplus.

Premiums paid for the purchase of interest rate contracts are included in other invested assets on the balance sheets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

(Dollar amounts in millions, unless otherwise stated)

Amounts paid or received, if any, from such contracts are included in interest expense or income on the statements of operations. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets. Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Derivatives that are designated ineffective hedging relationships are reported in a manner that is consistent with the hedged asset or liability. Derivative contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives not designated in effective hedging relationships are recorded as unrealized gains and losses in surplus.

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

The table below summarizes the Company's derivative contracts included in other invested assets at December 31, 2006 and 2005:

	Notional Amount	Carrying Value	Fair Value
	(In Thousands)		
December 31, 2006			
Derivative contracts:			
Swaps	$ 8,643,135	$ 10,333	$ (991)
Caps owned	25,709	1,150	101
Options owned	54,000	2,729	2,729
Total derivatives	$ 8,722,844	$ 14,212	$ 1,839
December 31, 2005			
Derivative contracts:			
Swaps	$ 7,614,665	$ 674	$ (27,025)
Caps owned	47,696	1,457	156
Options owned	38,000	392	392
Total derivatives	$ 7,700,361	$ 2,523	$ (26,477)

(Dollar amounts in millions, unless otherwise stated)

5.   Concentrations of Credit Risk

The Company held below investment-grade corporate bonds with an aggregate book value of $596.8 and $699.4 and an aggregate market value of $615.9 and $722.4 at December 31, 2006 and 2005, respectively. Those holdings amounted to 3.5% of the Company's investments in bonds and 2.5% of total admitted assets at December 31, 2006. The holdings of below investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $573.6 and $366.5 with an aggregate NAIC market value of $581.1 and $361.0 at December 31, 2006 and 2005, respectively. The carrying value of these holdings amounted to 3.3% of the Company's investment in bonds and 2.4% of the Company's total admitted assets at December 31, 2006.

At December 31, 2006, the Company's commercial mortgages involved a concentration of properties located in California (18.9%) and Florida (9.3%). The remaining commercial mortgages relate to properties located in 41 other states. The portfolio is well diversified, covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $45.0.

6.   Annuity Reserves

At December 31, 2006 and 2005, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

		Amount	Percent
		(In Thousands)	
December 31, 2006			
Subject to discretionary withdrawal (with adjustment):			
With market value adjustment	$	2,917,499	28.6 %
At book value less surrender charge		3,842	-
At fair value		20,072	0.2
Subtotal		2,941,413	28.8
Subject to discretionary withdrawal (without adjustment):			
At book value with minimal or no charge or adjustment		78,386	0.8
Not subject to discretionary withdrawal		7,189,106	70.4
Total annuity reserves and deposit fund liabilities	$	10,208,905	100.0 %

(Dollar amounts in millions, unless otherwise stated)

		Amount	Percent
		(In Thousands)	
December 31, 2005			
Subject to discretionary withdrawal (with adjustment):			
With market value adjustment	$	3,829,868	37.7 %
At book value less surrender charge		9,147	0.1
At fair value		24,399	0.2
Subtotal		3,863,414	38.0
Subject to discretionary withdrawal (without adjustment):			
At book value with minimal or no charge or adjustment		110,819	1.1
Not subject to discretionary withdrawal		6,178,433	60.9
Total annuity reserves and deposit fund liabilities	$	10,152,666	100.0 %

Of the total net annuity reserves and deposit fund liabilities of $10,208.9 at December 31, 2006, $10,188.8 is included in the general account, and $20.1 is included in the separate account, respectively. Of the total net annuity reserves and deposit fund liabilities of $10,152.7 at December 31, 2005, $9,626.4 is included in the general account and $526.3 is included in the separate account.

7. **Employee Benefit Plans**

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. The costs allocated to the Company for its employees' participation in the Retirement Plan were $3.2 and $2.7 for 2006 and 2005, respectively.

Defined Contribution Plans

ING North America sponsors the ING Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax-qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan

(Dollar amounts in millions, unless otherwise stated)

allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Amounts allocated to the Company for the Savings Plan were $2.2 and $2.1 for 2006 and 2005, respectively.

Other Benefit Plans

In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a non-qualified defined benefit pension plan, and a non-qualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The post-retirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

A summary of assets, obligations and assumptions of the pension and other postretirement benefit plans are as follows:

	Pension Benefits		Other Benefits	
	2006	**2005**	**2006**	**2005**
	(In Thousands)			
Change in benefit obligation				
Benefit obligation at beginning of year	$ 16,317	$ 16,938	$ 4,961	$ 6,408
Service cost	-	-	384	(143)
Interest cost	871	1,003	249	300
Contribution by plan participants	-	-	334	495
Actuarial (gain) loss	1,492	(606)	(133)	(974)
Benefits paid	(1,119)	(1,018)	(792)	(1,125)
Benefit obligation at end of year	$ 17,561	$ 16,317	$ 5,003	$ 4,961
Change in plan assets				
Fair value of plan assets at beginning of year	$ -	$ -	$ -	$ -
Employer contribution	1,119	1,018	458	630
Plan participants' contributions	-	-	334	495
Benefits paid	(1,119)	(1,018)	(792)	(1,125)
Fair value of plan assets at end of year	$ -	$ -	$ -	$ -

(Dollar amounts in millions, unless otherwise stated)

	Pension Benefits		Other Benefits	
	2006	**2005**	**2006**	**2005**
	(In Thousands)			
Funded status	$ (17,561)	$ (16,317)	$ (5,003)	$ (4,961)
Unamortized prior service credit	(296)	(333)	(967)	(1,249)
Unrecognized net gain/(loss)	4,138	3,003	(2,217)	(2,232)
Remaining net obligation	9,025	9,669	-	-
Net amount recorded	$ (4,694)	$ (3,978)	$ (8,187)	$ (8,442)
Amounts recognized in the balance sheets consist of:				
Accrued benefit cost	$ (15,733)	$ (14,805)	$ (8,187)	$ (8,442)
Intangible assets	9,025	9,669	-	-
Unassigned surplus - minimum pension liability	2,014	1,158		
Net amount recognized	$ (4,694)	$ (3,978)	$ (8,187)	$ (8,442)
Components of net periodic benefit cost				
Service cost	$ -	$ -	$ 384	$ (143)
Interest cost	871	1,003	249	300
Amortization of unrecognized transition obligation or transition asset	645	645	-	-
Amount of recognized gains and losses	183	319	(148)	(148)
Amount of prior service cost recognized	(36)	(36)	(282)	(282)
Total net periodic benefit cost (income)	$ 1,663	$ 1,931	$ 203	$ (273)
Benefit obligation for nonvested employees	$ -	$ -	$ 286	$ 777

Assumptions used in determining the accounting for the defined benefit plans and other benefit plan as of December 31, 2006 and 2005 were as follows:

	2006	2005
Weighted-average discount rate	5.90 %	5.50 %
Rate of increase in compensation level	4.00 %	4.00 %

The annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) for the medical plan is 9.0%, decreasing gradually to 5.0% over five years. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 2006 by $0.1. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation for the medical plan as of December 31, 2006 by $0.1.

(Dollar amounts in millions, unless otherwise stated)

The Company expects to pay the following benefits:

Year ended December 31, 2006	Benefits
	(In Thousands)
2007	$ 1,124
2008	1,153
2009	1,195
2010	1,236
2011	1,247
Thereafter	6,607

The measurement date used for postretirement benefits is January 1, 2006.

On December 8, 2003, the Medicare Prescription Drug Impairment and Modernization Act of 2003 (the "Act") was signed into law. The Act introduced a prescription drug benefit under Medicare, as well as a federal subsidiary to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare. The impact of the Act is not reflected in any amounts disclosed in the financial statements or accompanying notes. The 2007 expected benefit reduction in the net postretirement benefit cost for the subsidy related to benefits attributed to former employees is less than $0.1. There is no effect of the subsidy on the measurement of net periodic postretirement benefit cost for the current period.

The Company expects to pay $1.6 in contributions for all plans during 2007.

8.   **Separate Accounts**

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders. All separate account business is non-guaranteed in 2006.

SECURITY LIFE OF DENVER INSURANCE COMPANY

Notes to Financial Statements – Statutory Basis

(Dollar amounts in millions, unless otherwise stated)

The general nature and characteristics of the separate accounts business follows:

	Non-Guaranteed Separate Accounts
	(In thousands)
December 31, 2006	
Premium, consideration or deposits for the year	$ 178,923
Reserves for separate accounts with assets at:	
Fair value	$ 1,429,857
Amortized cost	-
Total reserves	$ 1,429,857
Reserves for separate accounts by withdrawal characteristics:	
Subject to discretionary withdrawal:	
With market value adjustment	$ -
At book value without market value adjustment and with current surrender charge of 5% or more	580,118
At market value	20,072
At book value without market value adjustment and with current surrender charge less than 5%	829,667
Subtotal	1,429,857
Not subject to discretionary withdrawal	-
Total separate account aggregate reserves	$ 1,429,857

(Dollar amounts in millions, unless otherwise stated)

	Non-Indexed Guarantee Less than/ equal to 4%	Non-Guaranteed Separate Accounts	Total
	(In Thousands)		
December 31, 2005			
Premium, consideration or deposits for the year	$ 100,000	$ 208,205	$ 308,205
Reserves for separate accounts with assets at:			
Fair value	$ -	$ 1,247,371	$ 1,247,371
Amortized cost	501,862	-	501,862
Total reserves	$ 501,862	$ 1,247,371	$ 1,749,233
Reserves for separate accounts by withdrawal characteristics:			
Subject to discretionary withdrawal:			
With market value adjustment	$ -	$ -	$ -
At book value without market value adjustment and with current surrender charge of 5% or more	-	539,232	539,232
At market value	-	24,381	24,381
At book value without market value adjustment and with current surrender charge less than 5%	-	683,758	683,758
Subtotal	-	1,247,371	1,247,371
Not subject to discretionary withdrawal	501,862	-	501,862
Total separate account aggregate reserves	$ 501,862	$ 1,247,371	$ 1,749,233

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	Year ended December 31	
	2006	2005
	(In Thousands)	
Transfers as reported in the Summary of Operations of the Separate Accounts Statement:		
Transfers to separate accounts	$ 178,927	$ 208,214
Transfers from separate accounts	(112,104)	(142,410)
Transfers as reported in the Statement of Operations	$ 66,823	$ 65,804

(Dollar amounts in millions, unless otherwise stated)

The separate account liabilities subject to minimum guaranteed benefits, the gross amount of reserve and the reinsurance reserve credit related to minimum guarantees, by type, at December 31, 2006 and 2005 were as follows:

	Guaranteed Minimum Death Benefit (GMDB)
	(In Thousands)
December 31, 2006	
Separate Account Liability	$ 20,787
Gross amount of reserve	224
Reinsurance reserve credit	-
December 31, 2005	
Separate Account Liability	25,340
Gross amount of reserve	266
Reinsurance reserve credit	-

9. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $1.3 billion and $3.9 billion for 2006 and 2005, respectively.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	December 31	
	2006	**2005**
	(In Thousands)	
Premiums	$ 1,689,546	$ 1,589,747
Benefits paid or provided	1,200,908	1,153,598
Policy and contract liabilities at year end	7,159,539	6,107,509

During 2006 and 2005, the Company had ceded blocks of insurance under reinsurance treaties to provide funds for financing and other purposes. These reinsurance transactions, generally known as "financial reinsurance," represent financing arrangements. Financial reinsurance has the effect of increasing current statutory surplus while reducing future statutory surplus as the reinsurers recapture amounts.

During 2005, the Company has also entered into a coinsurance agreement with its affiliate, ING USA Annuity and Life Insurance Company ("ING USA"). Under the terms of the agreement, the Company assumed and accepted the responsibility for paying, when due, 100% of the liabilities arising under the multi-year guaranteed fixed annuity contracts issued by ING USA between January 1, 2001 and December 31, 2003. ING USA remains directly obligated to the contractowners of the contracts. The account balances ceded by ING USA to the Company under the terms of the coinsurance agreement were $2.5 billion.

On October 17, 2004, the Company and Security Life of Denver International ("SLDI") signed an Asset Purchase Agreement with Scottish Re Group Limited and Scottish Re (U.S.), Inc. (collectively, "Scottish Re"); additionally, Scottish Re Life (Bermuda) Limited ("Scottish Bermuda"), a wholly owned subsidiary of Scottish Re formed under the laws of Bermuda, also signed the Asset Purchase Agreement upon its formation. Pursuant to the Asset Purchase Agreement and reinsurance agreements entered into in connection therewith, the Company and SLDI reinsured its individual life reinsurance business (and sold certain systems and operating assets used in the individual life reinsurance business) to Scottish Re and Scottish Bermuda on a 100% coinsurance basis.

The transaction closed on December 31, 2004. The Company and SLDI paid a ceding commission and transferred assets backing reserves and miscellaneous other liabilities on the individual life reinsurance to Scottish Re and Scottish Bermuda. The ceding commission (net of taxes), along with other reserve assets, will be held in trust for the benefit of the Company and SLDI to secure Scottish Re's and Scottish Bermuda's obligations as reinsurer on the acquired business.

ING America Insurance Holdings, Inc. ("ING AIH") will remain obligated to maintain collateral for certain reserve requirements of the business transferred from SLDI for the duration of such reserve requirements or until underlying reinsurance contracts are novated to Scottish Re or until Scottish Re puts into place its own collateral for such reserve requirements. The ceding commission will be released from the trust based upon a predetermined schedule or upon the earlier release of ING AIH's collateral obligations.

For the year ended December 31, 2006, the financial impact to the Company was an increase to capital and surplus of $9.3 million and an increase to statutory net income of $9.3 million.

For the year ended December 31, 2005, the financial impact to the Company was a reduction of capital and surplus of $3.6 million and a reduction of statutory net income of $3.6 million.

The Company currently has a significant concentration of reinsurance with Scottish Re arising from the coinsurance agreement. The Company is the first priority beneficiary of assets in trust to secure Scottish Re's obligation as reinsurer.

(Dollar amounts in millions, unless otherwise stated)

The net amount of the reduction in surplus at December 31, 2006, if all reinsurance agreements were cancelled, is $632.0.

10.   Federal Income Taxes

The Company files a consolidated federal income tax return with its parent ING AIH, a Delaware corporation, and other U.S. affiliates. The Company has a written tax sharing agreement that provides that each member of the consolidated return shall reimburse ING AIH for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate. A list of all affiliated companies that participate in the filing of this consolidated federal income tax return has been provided to the Department of Insurance.

Current income taxes incurred consisted of the following major components:

	Year ended December 31	
	2006	**2005**
	(In Thousands)	
Federal tax expense on operations	$ 29,952	$ 165,325
Federal tax (benefit) expense on capital gains (losses)	(20,344)	(6,709)
Total current tax expense	$ 9,608	$ 158,616

(Dollar amounts in millions, unless otherwise stated)

The main components of deferred tax assets and deferred tax liabilities are as follows:

	December 31			
	2006		**2005**	
	(In Thousands)			
Deferred tax assets resulting from book/tax differences in:				
Deferred acquisition costs	$	104,485	$	146,366
Insurance reserves		76,973		106,088
Investments		40,162		45,916
Compensation and employee benefits		24,929		23,932
Nonadmitted assets		5,465		6,540
Litigation accruals		-		935
Depreciable assets		-		3,982
Other		7,703		4,016
Total deferred tax assets		259,717		337,775
Deferred tax assets nonadmitted		(173,265)		(219,303)
Admitted deferred tax assets		86,452		118,472
Deferred tax liabilities resulting from book/tax differences in:				
Insurance reserves		6,500		37,470
Investments		5,068		1,974
Due and deferred premiums		6,794		7,425
Unrealized gain on investments		7,279		2,505
Other		3,089		8,491
Total deferred tax liabilities		28,730		57,865
Net admitted deferred tax asset	$	57,722	$	60,607

The change in net deferred income taxes is comprised of the following:

	December 31					
	2006		**2005**		**Change**	
	(In Thousands)					
Total deferred tax assets	$	259,717	$	337,775	$	(78,058)
Total deferred tax liabilities		28,730		57,865		29,135
Net deferred tax asset	$	230,987	$	279,910		(48,923)
Remove current year change in unrealized gains/loss						4,773
Change in net deferred income tax						(44,150)
Remove other items in surplus:						
Current year change in non-admitted assets						1,374
Current year change in unauthorized reinsurer						(1,402)
Additional minimum pension liability						(300)
Change in deferred taxes for rate reconciliation					$	(44,478)

(Dollar amounts in millions, unless otherwise stated)

The provision for federal income tax expense and change in deferred taxes differs from the amount which would be obtained by applying the statutory federal income tax rate to income (including capital items) before income taxes for the following reasons:

	Year Ended December 31, 2006
	(In Thousands)
Ordinary income	$ 160,054
Capital gains	(15,004)
Total pre-tax book gain	$ 145,050
Provision computed at statutory rate	$ 50,768
Interest maintenance reserve	(9,496)
Dividend received deduction	(1,249)
Reinsurance	10,077
Other	3,986
Total	$ 54,086
Federal income tax expense	$ 9,608
Change in net deferred income taxes	44,478
Total statutory income tax benefit	$ 54,086

The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $6.3 and $122.7 from 2006 and 2005, respectively.

Under the inter-company tax sharing agreement, the Company has a payable to ING AIH of $44.0 and $10.1 for federal income taxes as of December 31, 2006 and 2005, respectively.

Under prior law, the Company was allowed to defer from taxation a portion of income. Deferred income of $60.5 was accumulated in the Policyholders Surplus Account and would only become taxable under certain conditions, which management believed to be remote. In 2004, Congress passed the American Jobs Creation Act of 2004 allowing certain tax-free distributions from the Policyholders Surplus Account during 2005 and 2006. During 2006, the Company made a dividend distribution of $115.0, which eliminated the $60.5 balance in the Policyholders Surplus Account and, therefore, any potential tax on the accumulated balance.

(Dollar amounts in millions, unless otherwise stated)

11. Investment in and Advances to Subsidiaries

The Company has one wholly owned insurance subsidiary at December 31, 2006, Midwestern United Life Insurance Company ("Midwestern"). The Company also has four wholly owned noninsurance subsidiaries: First Secured Mortgage Deposit Corporation, ING America Equities, Inc. ("IAE"), Draft Funding LLC, and Whisperingwind III, LLC ("Captive"). Whisperingwind III, LLC was nonadmitted at December 31, 2006 in accordance with SSAP No. 88.

IAE is a wholesale broker/dealer whose business activities consist only of the distribution of variable life and annuity contracts. IAE does not hold customer funds or securities.

The Company created the Captive with an initial capital contribution of $0.3 on November 17, 2006. An additional capital contribution was paid into Whisperingwind III, LLC of $2.2 on December 14, 2006. The Captive has applied to the South Carolina Department of Insurance for its license to become a special purpose financial captive reinsurance company. The application is pending as of December 31, 2006. Consequently, the Captive has not commenced writing insurance business. Upon approval of the applications and the issuance of the licenses, the Company anticipates entering into reinsurance transactions with the Captive.

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

	December 31			
	2006		**2005**	
	(In Thousands)			
Common stock (cost-$40,746 in 2006 and 2005)	$	96,090	$	91,120

Summarized financial information as of and for the year ended December 31 for these subsidiaries is as follows:

	2006		**2005**
	(In Thousands)		
Revenues	$	74,038	$	47,768
Income before net realized gains on investments		5,325	8,424
Net income		5,015	5,979
Admitted assets		253,473	257,127
Liabilities		157,383	166,007

(Dollar amounts in millions, unless otherwise stated)

12.   Capital and Surplus

Under Colorado insurance regulations, the Company is required to maintain a minimum total capital and surplus of $1.5. Additionally, the amount of dividends which can be paid by the Company to its shareholder without prior approval of the Colorado Division of Insurance is limited to the greater of the net gain from operations or 10% of surplus at December 31 of the preceding year.

Life and health insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2006, the Company meets the RBC requirements.

The Company has two surplus notes to a related party for $65.0 and $100.0, which represent the cumulative cash draws on two $100.0 commitments issued by ING AIH through December 31, 2006, less principal payments. The surplus notes bear interest at a variable rate equal to the prevailing rate for 10-year U.S. Treasury bonds plus 1/4%, adjusted annually. The principal sum plus accrued interest shall be repaid in five annual installments beginning April 15, 2017 and continuing through April 15, 2021 ("Repayment Period").   The repayment amount shall be determined and adjusted annually on the last day of December, commencing December 31, 2016, and shall be an amount calculated to amortize any unpaid principal plus accrued interest over the years remaining in the Repayment Period. Any payment of principal and/or interest made is subject to approval of the Colorado Commissioner of Insurance.

The repayment of these notes are payable only out of surplus funds of the Company and only at such time as the surplus of the Company, after payment is made, does not fall below the prescribed level. There were no principal or interest payments in 2006 or 2005.

13.   Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest

(Dollar amounts in millions, unless otherwise stated)

rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

	December 31			
	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$ 17,240,297	$ 17,242,085	$ 16,525,988	$ 16,570,960
Preferred stocks	107,043	108,497	26,188	24,005
Unaffiliated common stocks	132,689	132,689	79,311	79,311
Mortgage loans	2,463,432	2,487,599	2,972,342	3,041,219
Contract loans	1,263,422	1,263,422	1,204,181	1,204,181
Derivative securities	14,212	1,839	2,523	(26,477)
Cash, cash equivalents and short-term investments	273,362	273,362	509,301	509,301
Separate account assets	1,515,627	1,515,627	1,837,339	1,837,339
Receivable for securities	22,776	22,776	2,097	2,097
Liabilities:				
Separate account liabilities	1,515,627	1,515,627	1,831,642	1,831,642
Payable for securities	67,039	67,039	1,140	1,140

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash and short-term investments: The carrying amounts reported in the accompanying Balance Sheets for these financial instruments approximate their fair values.

Bonds and equity securities: The fair values for bonds, preferred stocks and common stocks reported herein are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 4.1% and 12.6% over the total portfolio. Fair values determined on this basis can differ from values published by the SVO. Fair value as determined by the SVO as of December 31, 2006 and 2005 is $17.6 billion and $16.8 billion, respectively.

(Dollar amounts in millions, unless otherwise stated)

Mortgage loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Residual collateralized mortgage obligations: Residual collateralized mortgage obligations are included in the other invested assets balances. Fair values are based on independent pricing sources.

Derivative financial instruments: Fair values for on-balance-sheet derivative financial instruments (caps, options and floors) and off-balance-sheet derivative financial instruments (swaps and forwards) are based on broker/dealer valuations or on internal discounted cash flow pricing models, taking into account current cash flow assumptions and the counterparties' credit standing.

Investment in surplus notes: Estimated fair values in surplus notes were generated using a discounted cash flow approach. Cash flows were discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on surplus notes with similar characteristics.

Guaranteed investment contracts: The fair values of the Company's guaranteed investment contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Off-balance-sheet instruments: The Company accepted no deposits on existing synthetic guaranteed investment contracts in 2006 and 2005, respectively, from trustees of 401(k) plans. Pursuant to the terms of these contracts, the trustees own and retain the assets related to these December 31, 2006 contracts. Such assets had a book value of $367.3 and $381.2 at December 31, 2006 and 2005, respectively. Under synthetic guaranteed investment contracts, the synthetic issuer may assume interest rate risk on individual plan participant initiated withdrawals from stable value options of 401(k) plans. Approximately 100% of the synthetic guaranteed investment contract book values are on a non-participating basis and have a credited interest rate reset mechanism, which passes such interest rate risk to plan participants.

Other investment-type insurance contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities,

(Dollar amounts in millions, unless otherwise stated)

dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

14. Commitments and Contingencies

The Company guarantees certain contractual policy claims of its subsidiary, Midwestern. In the unlikely event that Midwestern was unable to fulfill its obligations to policyholders, the Company would be obligated to assume the guaranteed policy obligations. Any ultimate contingent losses in connection with such guarantees will not have a material adverse impact on the Company's future operations or financial position.

Guarantee Agreement

The Company, effective January 2002, entered into a Guarantee Agreement with two other ING affiliates whereby it is jointly and severally liable for $250.0 obligation of SLDI. The Company's Board of Directors approved this transaction on April 25, 2002. The other two affiliated life insurers were ReliaStar Life Insurance Company and Security-Connecticut (subsequently merged into ReliaStar Life Insurance Company on October 1, 2003). The joint and several guarantees of the two remaining insurers are capped at $250.0. The States of Colorado and Minnesota did not disapprove the guarantee.

Investment Purchase Commitments

As part of its overall investment strategy, the Company has entered into agreements to purchase securities of $147.3 and $291.0 at December 31, 2006 and 2005, respectively. The Company is also committed to provide additional capital contributions of $269.9 and $156.3 at December 31, 2006 and 2005, respectively, in partnerships reported in other invested assets not on the balance sheets.

(Dollar amounts in millions, unless otherwise stated)

Operating Leases

The Company leases office space under various noncancelable operating lease agreements that expire July 2010. During the years ended December 31, 2006 and 2005, rent expense totaled $2.4 and $1.3, respectively. At December 31, 2006, the minimum aggregate rental commitments for the upcoming five years and thereafter are as follows:

Year ending December 31	Commitments
	(In Thousands)
2007	$ 217
2008	134
2009	99
2010	45
2011	6
Thereafter	10

Certain rental commitments have renewal options extending through the year 2012 subject to adjustments in the future periods.

The Company is not involved in any material sale–leaseback transactions.

Legal Proceedings

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

(Dollar amounts in millions, unless otherwise stated)

Insurance and Retirement Plan Products and Other Regulatory Matters

The New York Attorney General, other federal and state regulators and self-regulatory agencies are also conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in reports previously filed by affiliates of the Company with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action may be taken by regulators with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences,

(Dollar amounts in millions, unless otherwise stated)

including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S. based operations, including the Company.

15.   Financing Agreements

The Company maintains a revolving loan agreement with Bank of New York, ("BONY"). Under this agreement, the Company can borrow up to $100.0 from BONY. Interest on any borrowing accrues at an annual rate equal to: (1) the cost of funds for BONY for the period applicable for the advance plus 0.35% or (2) a rate quoted by BONY to the Company for the borrowing. Under this agreement, the Company incurred minimal interest expense for the years ended December 31, 2006 and 2005, respectively. Additionally, there were no amounts payable to BONY at December 31, 2006 or 2005.

The Company maintains a line of credit agreement with Svenska Handelsbanken ("Svenska"). Under this agreement, the Company can borrow up $100.0 from Svenska. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at any time to ING AIH and its affiliates of $100.0. Under this agreement, the Company incurred minimal and no interest expense for the years ended December 31, 2006 and 2005, respectively. There were no amounts payable to Svenska at December 31, 2006 or 2005.

The Company maintains a line of credit agreement with PNC Bank. Under this agreement, the Company can borrow up to $75.0. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at any time to ING AIH and its affiliates of $75.0. Under this agreement, the Company incurred minimal and no interest expense for the years ended December 31, 2006 and 2005, respectively. There were no amounts payable to PNC Bank at December 31, 2006 or 2005.

The Company borrowed $5.9 billion and repaid $5.9 billion in 2006 and borrowed $6.0 billion and repaid $6.0 billion in 2005. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and excludes borrowings from reverse dollar repurchase transactions. Interest paid on borrowed money was $1.7 and $1.3, during 2006 and 2005, respectively. Interest paid includes reciprocal loan interest discussed in "Related Party Transactions" note.

(Dollar amounts in millions, unless otherwise stated)

16.   **Related Party Transactions**

Affiliates: Management and service contracts and all cost sharing arrangements with other affiliated ING United States life insurance companies are allocated among companies in accordance with normal, generally accepted expense and cost allocation methods.

Assets and liabilities, along with related revenues and expenses recorded as a result of transactions and agreements with affiliates, may not be the same as those recorded if the Company was not a wholly owned subsidiary of its parent.

Investment Management: The Company has entered into an asset management agreement and an administrative services agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management and asset/liability management services. Total fees under the agreement were approximately $58.9 and $57.3 for the years ended December 31, 2006 and 2005, respectively.

Administrative Services Agreement: The Company has entered into a services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting and other services to each other. Net amount paid under these agreements was $96.8 and $79.8 for the years ended December 31, 2006 and 2005, respectively.

Surplus notes: On December 8, 1999, the Company (as successor in interest to the merger of First Columbine Life Insurance Company into the Company) agreed to lend an affiliate ING USA $35.0 through the issuance of a surplus note by ING USA. The note matures on December 7, 2029.

Reciprocal Loan Agreement: The Company has entered into a reciprocal loan agreement with ING AIH to facilitate the handling of unusual and/or unanticipated short–term cash requirements. Under this agreement, which expires July 1, 2015, the Company and ING AIH can borrow up to 3% of the Company's admitted assets as of December 31 of the preceding year from one another. Interest on any of the Company's borrowings is charged at the rate of ING AIH cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, the Company incurred interest expense of $1.5 and $1.3 and earned interest income of $6.1 and $4.0 for the years ended December 31, 2006 and 2005, respectively. The Company had a $20.0 and $13.0 payable to ING AIH and $21.8 and $13.0 receivable from ING AIH at December 31, 2006 and 2005, respectively. The receivable is recorded in cash and short-term investments on the accompanying balance sheets. The payable is recorded in borrowed money.

Tax Sharing Agreements: The Company has entered into federal tax sharing agreements with members of an affiliated group as defined in Section 1504 of the Internal Revenue

(Dollar amounts in millions, unless otherwise stated)

Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The Company has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax or other tax return on a consolidated, combined or unitary basis.

Customer Services Agreement: The Company has entered into a services agreement with ING Financial Advisers, LLC ("ING FA") to provide certain administrative, management, professional advisory, consulting and other services to the Company for the benefit of its customers. Charges for these services are to be determined in accordance with fair and reasonable standards with neither party realizing a profit nor incurring a loss as a result of the services provided to the Company. The Company will reimburse ING FA for direct and indirect costs incurred on behalf of the Company.

Global Medium Term Note Program: In December 2002, the Company established a Global Medium Term Note program secured by funding agreements issued by the Company. The notes, which are offered by ING Security Life Institutional Funding, a special purpose statutory trust, are offered only to U.S. qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933 (the "Securities Act") or to foreign buyers pursuant to Regulation S of the Securities Act. The program has issued notes with an aggregate outstanding principal balance of $2.3 billion as of December 31, 2006.

Capital Transactions: During the year ended December 31, 2006, the Company received no capital contributions.

Dividends: During the year ended December 31, 2006, the Company paid dividends in the aggregate amount of $115.0 to ING AIH. The Company received no dividends from its insurance company subsidiary, Midwestern.

Coinsurance Agreement: In an effort to diversify the products between affiliated entities, effective May 1, 2005, the Company entered into a coinsurance agreement with its affiliate, ING USA. Under the terms of the agreement, the Company assumed and accepted the responsibility for paying, when due, 100% of the liabilities arising under the multi-year guaranteed fixed annuity contracts issued by ING USA between January 1, 2001 and December 31, 2003. ING USA remains directly obligated to the contractowners of the contracts.

The account balances ceded by ING USA to the Company under the terms of the coinsurance agreement were $2.5 billion. The assets backing the reserves for the liabilities assumed by the Company, as well as a ceding commission, were transferred by ING USA to the Company. Total assets transferred at fair value were $2.7 billion. As additional consideration for the Company assuming the liabilities under the agreement,

(Dollar amounts in millions, unless otherwise stated)

ING USA has assigned to the Company any and all future premiums received by ING USA that are attributable to the contract liabilities assumed under the coinsurance agreement.

The ceding commission paid by ING USA was $246.4. ING USA also transferred to the Company the IMR related to these liabilities of $53.2. The Company realized a gain of $107.0, net of taxes, which was deferred and will be amortized into income as earnings emerge from the reinsurance business. As of December 31, 2006, $51.6, net of taxes, of the deferred gain has been amortized into income.

Interest rate swaps: On December 28, 2005, the Company entered into two interest rate swaps with ING USA to reduce the Company's exposure to cash flow variability of assets and liabilities. Under the terms of the agreement, the Company pays a fixed rate of 4.8% and 4.9% and receives the quarterly quoted 3-month Libor rate for swaps that mature on December 30, 2010 and 2015, respectively. The notional amount of each swap is $100.0 at December 31, 2006. The fair values are $0.9 and $1.8 for the December 30, 2010 and 2015 swaps, respectively, at December 31, 2006.

17.   **Guaranty Fund Assessments**

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state. The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations and the amount of premiums written in each state. The Company has estimated this liability to be $5.4 and $7.4 as of December 31, 2006 and 2005, respectively, and has recorded a liability in accounts payable and accrued expenses on the balance sheets. The Company has also recorded an asset in other assets on the balance sheets of $2.8 and $4.2 as of December 31, 2006 and 2005, respectively, for future credits to premium taxes for assessments already paid.